                                        Registration No.


                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                       FORM S-6

                 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
            SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                            INITIAL REGISTRATION STATEMENT

                      ALLMERICA SELECT SEPARATE  ACCOUNT III OF
               ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                              (Exact Name of Registrant)


                ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                                  440 Lincoln Street
                                 Worcester, MA 01653
                       (Address of Principal Executive Office)


                     Abigail M. Armstrong, Secretary and Counsel
                Allmerica Financial Life Insurance and Annuity Company
                                  440 Lincoln Street
                                 Worcester, MA 01653


                 It is proposed that this filing will become effective:

                 _____immediately upon filing pursuant to paragraph (b)
                 _____On (________)pursuant to paragraph (b)
                 _____60 days after filing pursuant to paragraph (a)(1)
                 _____On (date) pursuant to paragraph (a)(1)
                 _____On (date) pursuant to paragraph (a)(2) of Rule 485

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940, Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said section 8(a), may determine.

                        RECONCILIATION AND TIE BETWEEN ITEMS
                         IN FORM N-8b-2 AND THE PROSPECTUS

Item No. of
Form N-8b-2                        Caption in Prospectus
-----------                        ---------------------
 1 ...........................      Cover Page
 2 ...........................      Cover Page
 3 ...........................      Not Applicable
 4 ...........................      Distribution
 5 ...........................      The Company, The Variable Account
 6 ...........................      The Variable Account
 7 ...........................      Not Applicable
 8 ...........................      Not Applicable
 9 ...........................      Legal Proceedings
10 ...........................      Summary; Description of the Company, Variable
                                    Account, and Underlying Funds; The Contract;
                                    Contract Termination and Reinstatement; Other
                                    Contract Provisions
11 ...........................      Summary; The Trust; VIP; T. Rowe Price;
                                    Investment Objectives and Policies
12 ...........................      Summary; The Trust; VIP;  T. Rowe Price;
13 ...........................      Summary; The Trust; VIP;  T. Rowe Price;
                                    Investment Advisory Services to VIP;
                                    Investment Advisory Services to the Trust;
                                    Investment Advisory Services to T. Rowe
                                    Price; Charges and Deductions
14 ...........................      Summary; Application for a Contract
15 ...........................      Summary; Application for a Contract; Premium
                                    Payments; Allocation of Net Premiums
16 ...........................      The Variable Account; The Trust; VIP; T. Rowe
                                    Price; Allocation of Net Premiums
17 ...........................      Summary; Surrender; Partial Withdrawal;
                                    Charges and Deductions; Contract Termination
                                    and Reinstatement
18 ...........................      The Variable Account; The Trust; VIP; T. Rowe
                                    Price; Premium Payments
19 ...........................      Reports; Voting Rights
20 ...........................      Not Applicable
21 ...........................      Summary; Contract Loans; Other Contract
                                    Provisions
22 ...........................      Other Contract Provisions
23 ...........................      Not Required
24 ...........................      Other Contract Provisions
25 ...........................      Allmerica Financial
26 ...........................      Not Applicable
27 ...........................      The Company
28 ...........................      Directors and Principal Officers
29 ...........................      The Company
30 ...........................      Not Applicable
31 ...........................      Not Applicable
32 ...........................      Not Applicable
33 ...........................      Not Applicable
34 ...........................      Not Applicable
35 ...........................      Distribution
36 ...........................      Not Applicable
37 ...........................      Not Applicable
38 ...........................      Summary; Distribution
39 ...........................      Summary; Distribution
40 ...........................      Not Applicable
41 ...........................      The Company; Distribution
42 ...........................      Not Applicable

43 ...........................      Not Applicable
44 ...........................      Premium Payments; Contract Value and Cash
                                    Surrender Value
45 ...........................      Not Applicable
46 ...........................      Contract Value and Cash Surrender Value;
                                    Federal Tax Considerations
47 ...........................      The Company
48 ...........................      Not Applicable
49 ...........................      Not Applicable
50 ...........................      The Variable Account
51 ...........................      Cover Page; Summary; Charges and Deductions;
                                    The Contract; Contract Termination and
                                    Reinstatement; Other Contract Provisions
52 ...........................      Addition, Deletion or Substitution of
                                    Investments
53 ...........................      Federal Tax Considerations
54 ...........................      Not Applicable
55 ...........................      Not Applicable
56 ...........................      Not Applicable
57 ...........................      Not Applicable
58 ...........................      Not Applicable
59 ...........................      Not Applicable

                              ALLMERICA SELECT SPL
ALLMERICA SELECT SEPARATE ACCOUNT III OF ALLMERICA FINANCIAL LIFE INSURANCE AND
                                ANNUITY COMPANY
                         WORCESTER, MASSACHUSETTS 01653

This prospectus describes ALLMERICA SELECT SPL contracts ("the Contract"), a modified single payment variable life insurance policy offered by Allmerica Financial Life Insurance and Annuity Company ("Company"). The Contract provides for life insurance coverage and for the accumulation of a Contract Value. The Contract requires the Contract Owner to make an initial payment of at least $25,000.

Contract Value may accumulate on a variable basis in the Allmerica Select Separate Account III ("Variable Account."), a separate account of the Company. The Contract permits you to allocate net premiums among the fourteen (14) sub-accounts ("Sub-Accounts") of the Variable Account. Each Sub-Account invests its assets exclusively in a corresponding investment portfolio ("Fund" or "Underlying Fund"). Contract Values may also be allocated to the Fixed Account, which is part of the Company's General Account, and earn interest at a guaranteed rate from the date allocated to the Fixed Account to the next Contract anniversary. The following Funds are available under the Contracts (certain Funds may not be available in all states):

FUND                                                  MANAGER
--------------------------------------------------    --------------------------------------------------
Select Emerging Markets Fund                          Schroder Capital Management International Inc.
Select International Equity Fund                      Bank of Ireland Asset Management (U.S.) Limited
T. Rowe Price International Stock Portfolio           Rowe Price-Fleming International, Inc.
Select Aggressive Growth Fund                         Nicholas-Applegate Capital Management, L.P.
Select Capital Appreciation Fund                      T. Rowe Price Associates, Inc.
Select Value Opportunity Fund                         Cramer Rosenthal McGlynn, LLC
Select Growth Fund                                    Putnam Investment Management, Inc.
Select Strategic Growth Fund                          Cambiar Investors, Inc.
Fidelity VIP Growth Portfolio                         Fidelity Management and Research Company
Select Growth and Income Fund                         John A. Levin & Co., Inc.
Fidelity VIP Equity-Income Portfolio                  Fidelity Management and Research Company
Fidelity VIP High Income Portfolio                    Fidelity Management and Research Company
Select Income Fund                                    Standish, Ayer & Wood, Inc.
Money Market Fund                                     Allmerica Asset Management, Inc.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY CURRENT PROSPECTUSES OF THE ALLMERICA INVESTMENT TRUST, VARIABLE INSURANCE PRODUCTS FUND, AND T. ROWE PRICE INTERNATIONAL SERIES, INC. THE FIDELITY VIP HIGH INCOME PORTFOLIO INVESTS IN HIGHER-YIELDING, HIGHER RISK, LOWER-RATED DEBT SECURITIES (SEE "INVESTMENT OBJECTIVES AND POLICIES"). INVESTORS SHOULD RETAIN A COPY OF THIS PROSPECTUS FOR FUTURE REFERENCE. IT MAY NOT BE ADVANTAGEOUS TO REPLACE EXISTING INSURANCE WITH THE CONTRACT.

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES COMMISSIONS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        CORRESPONDENCE MAY BE MAILED TO
                                ALLMERICA SELECT
                                 P.O. BOX 8179
                        BOSTON, MASSACHUSETTS 02266-8179
                                       OR
                               440 LINCOLN STREET
                         WORCESTER, MASSACHUSETTS 01653
                                 (508) 855-1000

                               Dated        1998

(CONTINUED FROM COVER PAGE)

Each Contract is a "modified endowment Contract" for federal income tax purposes, except in certain circumstances described in "FEDERAL TAX CONSIDERATIONS." A loan, distribution or other amounts received from a modified endowment Contract during the life of the Insured will be taxed to the extent of accumulated income in the Contract. Death Benefits under a modified endowment contract, however, are generally not subject to federal income tax. See "FEDERAL TAX CONSIDERATIONS."

THE CONTRACT IS AN OBLIGATION OF ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY, AND IS DISTRIBUTED BY ALLMERICA INVESTMENTS, INC. THE CONTRACT IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR CREDIT UNION. THE CONTRACT IS NOT INSURED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC), OR ANY OTHER FEDERAL AGENCY. INVESTMENTS IN THE POLICY ARE SUBJECT TO VARIOUS RISKS, INCLUDING THE FLUCTUATION OF VALUE AND POSSIBLE LOSS OF PRINCIPAL.

                               TABLE OF CONTENTS

SPECIAL TERMS........................................................................          4
SUMMARY..............................................................................          7
PERFORMANCE INFORMATION..............................................................         13
DESCRIPTION OF THE COMPANY, VARIABLE ACCOUNT, AND UNDERLYING FUNDS...................         17
INVESTMENT OBJECTIVES AND POLICIES...................................................         18
INVESTMENT ADVISORY SERVICES.........................................................         20
THE CONTRACT.........................................................................         22
      Applying for a Contract........................................................         22
      Free Look Period...............................................................         23
      Conversion Privilege...........................................................         23
      Payments.......................................................................         24
      Allocation of Payments.........................................................         24
      Transfer Privilege.............................................................         25
      Death Benefit..................................................................         26
      Guaranteed Death Benefit Rider.................................................         26
      Contract Value.................................................................         28
      Payment Options................................................................         29
      Optional Insurance Benefits....................................................         29
      Surrender......................................................................         29
      Partial Withdrawal.............................................................         30
CHARGES AND DEDUCTIONS...............................................................         30
      Monthly Deductions.............................................................         30
      Daily Deductions...............................................................
      Surrender Charge...............................................................         32
      Partial Withdrawal Costs.......................................................         32
      Transfer Charges...............................................................         32
CONTRACT LOANS.......................................................................         33
CONTRACT TERMINATION AND REINSTATEMENT...............................................         34
OTHER CONTRACT PROVISIONS............................................................         35
FEDERAL TAX CONSIDERATIONS...........................................................         36
      The Company and The Variable Account...........................................         36
      Taxation of The Contracts......................................................         36
VOTING RIGHTS........................................................................         38
DIRECTORS AND PRINCIPAL OFFICERS.....................................................         39
DISTRIBUTION.........................................................................         40
REPORTS..............................................................................         40
SERVICES.............................................................................         40
LEGAL PROCEEDINGS....................................................................         41
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS....................................         41
FURTHER INFORMATION..................................................................         41
MORE INFORMATION ABOUT THE FIXED ACCOUNT.............................................         42
INDEPENDENT ACCOUNTANTS..............................................................         42
FINANCIAL STATEMENTS.................................................................         43
UNAUDITED FINANCIAL STATEMENTS.......................................................       UF-1

APPENDIX A -- GUIDELINE MINIMUM SUM INSURED TABLE....................................        A-1
APPENDIX B -- OPTIONAL INSURANCE BENEFITS............................................        B-1
APPENDIX C -- PAYMENT OPTIONS........................................................        C-1
APPENDIX D -- ILLUSTRATIONS..........................................................        D-1

                                 SPECIAL TERMS

AGE: how old the Insured is on his/her last birthday measured on the Date of Issue and each Contract anniversary.

ALLMERICA FINANCIAL: Allmerica Financial Life Insurance and Annuity Company. "We," "our," "us" and "Company" refer to Allmerica Financial in this prospectus.

BENEFICIARY: the person or persons you name to receive the Net Death Benefit when the Insured dies.

COMPANY: Allmerica Financial Life Insurance and Annuity Company. "We," "our," "us" and "Allmerica Financial" also refer to Allmerica Financial Life Insurance and Annuity Company in this prospectus.

CONTRACT OWNER: the person who may exercise all rights under the Contract, with the consent of any irrevocable Beneficiary. "You" and "your" refer to the Contract Owner in this prospectus.

CONTRACT VALUE: the total value of your Contract. It is the SUM of the:

    - Value of the units of the Sub-Accounts credited to your Contract; PLUS

    - Accumulation in the Fixed Account credited to the Contract.

DATE OF ISSUE: the date the Contract was issued, used to measure the Monthly Processing Date, Contract months, Contract years and Contract anniversaries.

DEATH BENEFIT: the Face Amount (the amount of insurance determined by your payment) or the Guideline Minimum Sum Insured, whichever is greater. After the Final Payment Date, if the Guaranteed Death Benefit Rider is in effect, the Death Benefit will be the greater of the Face Amount as of the Final Payment Date or the Contract Value as of the date due proof of death is received by the Company.

EVIDENCE OF INSURABILITY: information, including medical information, used to decide the Insured's Underwriting Class.

FACE AMOUNT: the amount of insurance coverage. The Face Amount is shown in your Contract.

FINAL PAYMENT DATE: the Contract anniversary before the Insured's 100th birthday. After this date, no payments may be made and the Net Death Benefit is the Contract Value less any Outstanding Loan.

FIXED ACCOUNT: a guaranteed account of the General Account that guarantees principal and a fixed minimum interest rate.

GENERAL ACCOUNT: all our assets other than those held in separate investment accounts.

GUIDELINE MINIMUM SUM INSURED: the minimum death benefit required to qualify the Contract as "life insurance" under federal tax laws. The guideline minimum sum insured is the PRODUCT of

    - The Contract Value TIMES

    - A percentage based on the Insured's age

GUIDELINE SINGLE PREMIUM: used to determine the Face Amount under the Contract.

INSURED: the person or persons covered under the Contract. If more than one person is named, all provisions of the Contract that are based on the death of the Insured will be based on the date of death of the last surviving Insured.

LOAN VALUE: the maximum amount you may borrow under the Contract.

MONTHLY DEDUCTIONS: the amount of money that we deduct from the Contract Value each month to pay for the Monthly Maintenance Fee, Administration Charge, Monthly Insurance Protection Charge, Distribution Charge and the Federal & State Payment Tax Charge.

MONTHLY INSURANCE PROTECTION CHARGE: the amount of money that we deduct from the Contract Value each month to pay for the insurance.

MONTHLY PROCESSING DATE: the date, shown in your Contract, when Monthly Deductions are deducted.

NET DEATH BENEFIT: Before the Final Payment Date the Net Death Benefit is:

    - The Death Benefit; MINUS

    - Any Outstanding Loan on the Insured's death, rider charges and Monthly Deductions due and unpaid through the Contract month in which the Insured dies, as well as any partial withdrawal costs and surrender charges.

After the Final Payment Date, if the Guaranteed Death Benefit Rider is NOT in effect, the Net Death Benefit is:

    - The Contract Value; MINUS

    - Any Outstanding Loan on the Insured's death.

If the Guaranteed Death Benefit Rider is in effect after the Final Payment Date, the Death Benefit will be either the Face Amount as of the Final Payment Date or the Contract Value as of the date due proof of death is received by the Company, whichever is greater, reduced by an Outstanding Loan through the contract month in which the Insured dies.

OUTSTANDING LOAN: all unpaid Contract loans plus loan interest due or accrued.

PRINCIPAL OFFICE: our office at 440 Lincoln Street, Worcester, Massachusetts 01653.

PRO-RATA ALLOCATION: an allocation among the Fixed Account and the Sub-Accounts of the Variable Account in the same proportion that, on the date of allocation, the Contract Value in the Fixed Account (other than value subject to Outstanding
Loan) and the Contract Value in each Sub-Account bear to the total Contract
Value.

SECOND-TO-DIE: the Contract may be issued as a joint survivorship
("Second-to-Die") Contract. Life insurance coverage is provided for two Insureds, with death benefits payable at the death of the last surviving Insured.

SUB-ACCOUNT: a subdivision of the Variable Account investing exclusively in the shares of a Fund.

SURRENDER VALUE: the amount payable on a full surrender. It is the Contract Value less any Outstanding Loan and surrender charges.

UNDERLYING FUNDS (FUNDS): the investment Funds of Allmerica Investment Trust ("Trust"), the Portfolios of Fidelity Variable Insurance Products Fund ("Fidelity VIP") and T. Rowe Price International Series, Inc. ("T. Rowe Price") which are available under the Contract.

UNDERWRITING CLASS: the insurance risk classification that we assign the Insured based on the information in the application and other Evidence of Insurability we consider. The Insured's underwriting class will affect the Monthly Insurance Protection Charge.

UNIT: a measure of your interest in a Sub-Account.

VALUATION DATE: any day on which the net asset value of the shares of any Funds and Unit values of any Sub-Accounts are computed. Valuation dates currently occur on:

    - Each day the New York Stock Exchange is open for trading; and

    - Other days (other than a day during which no payment, partial withdrawal or surrender of a Contract was received) when there is a sufficient degree of trading in a Fund's portfolio securities so that the current net asset value of the Sub-Accounts may be materially affected.

VALUATION PERIOD: the interval between two consecutive Valuation Dates.

VARIABLE ACCOUNT: Allmerica Select Separate Account III, one of the Company's separate investment accounts.

WRITTEN REQUEST: your request in writing, satisfactory to us, received at our Principal Office.

                                    SUMMARY

WHAT IS THE CONTRACT'S OBJECTIVE?

The objective of the Contract is to give permanent life insurance protection and to help you build assets tax-deferred. Benefits available through the Contract include:

    - A life insurance benefit that can protect your family;

    - Payment options that can guarantee an income for life, if you want to use your Contract for retirement income;

    - A personalized investment portfolio you may tailor to meet your needs, time frame and risk tolerance level;

    - Experienced professional investment advisers; and

    - Tax deferral on earnings while your money is accumulating.

The Contract combines features and benefits of traditional life insurance with the advantages of professional money management. However, unlike the fixed benefits of ordinary life insurance, the Contract Value will increase or decrease depending on investment results. Unlike traditional insurance policies, the Contract has no fixed schedule for payments.

WHO ARE THE KEY PERSONS UNDER THE CONTRACT?

The Contract is a contract between you and us. Each Contract has a Contract Owner ("you"), the Insured and a Beneficiary. As Contract Owner, you make the payment, choose investment allocations and select the Insured and Beneficiary. The Insured is the person covered under the Contract. The Beneficiary is the person who receives the Net Death Benefit when the Insured dies.

WHAT HAPPENS WHEN THE INSURED DIES?

We will pay the Net Death Benefit to the Beneficiary when the Insured dies while the Contract is in effect. If the Contract was issued as a Second-to-Die Contract, the Net Death Benefit will be paid on the death of the last surviving Insured.

Before the Final Payment Date, the Death Benefit is either the Face Amount (the amount of insurance determined by your payment) or the minimum death benefit provided by the Guideline Minimum Sum Insured, whichever is greater. The Net Death Benefit is the Death Benefit less any Outstanding Loan, rider charges and Monthly Deductions due and unpaid through the Contract month in which the Insured dies, as well as any partial withdrawals and surrender charges.

After the Final Payment Date, if the Guaranteed Death Benefit is NOT in effect, the Net Death Benefit is the Contract Value less any Outstanding Loan. The Beneficiary may receive the Net Death Benefit in a lump sum or under one of the Company's payment options. If the Guaranteed Death Benefit Rider is in effect on the Final Payment Date, a Guaranteed Death Benefit will be provided unless the Rider is subsequently terminated. The Guaranteed Death Benefit will be either the Face Amount as of the Final Payment Date or the Contract Value as of the date due proof of death is received by the Company, which is greater, reduced by any Outstanding Loan through the Contract month in which the insured dies. For more information, see "Guaranteed Death Benefit Rider"

CAN I EXAMINE THE CONTRACT?

Yes. You have the right to examine and cancel your Contract by returning it to us or to one of our representatives within 10 days (or such later date as required in your state) after you receive the Contract.

If your Contract provides for a full refund under its "Right to Cancel" provision as required in your state, your refund will be your entire payment.

If your Contract does not provide for a full refund, you will receive:

    - Amounts allocated to the Fixed Account; PLUS

    - The value of the Units in the Variable Account; PLUS

    - All fees, charges and taxes which have been imposed.

Your refund will be determined as of the Valuation Date that the Contract is received at our Principal Office.

WHAT ARE MY INVESTMENT CHOICES?

Each Sub-Account invests its assets in a corresponding investment portfolio ("Fund") of Allmerica Investment Trust ("Trust"), Variable Insurance Products Fund ("Fidelity VIP") and T. Rowe Price International Series, Inc. ("T. Rowe Price").

This range of investment choices allows you to allocate your money among the various Funds to meet your investment needs. If your Contract provides for a full refund under its "Right to Cancel" provision as required in your state, we will allocate all Sub-Account investments to the Money Market Fund during the Right to Cancel period. Reallocation will then be made to the Sub-Account investments you selected on the application no later than the expiration of the Right to Cancel period. For more information about your investment choices, see WHO ARE THE INVESTMENT ADVISERS AND HOW ARE THEY SELECTED?, below.

The Contract also offers a Fixed Account. The Fixed Account is a guaranteed account offering a minimum interest rate. It is part of the General Account of the Company.

WHO ARE THE INVESTMENT ADVISERS AND HOW ARE THEY SELECTED?

BARRA RogersCasey, Inc. ("BARRA RogersCasey"), a pension consulting firm, assists the Company in the selection of the Contract's Funds. In addition, BARRA RogersCasey assists the Trust in the selection of investment advisers for the Funds of the Trust. BARRA RogersCasey provides consulting services to pension plans representing hundreds of billions of dollars in total assets and, in its consulting capacity, monitors the investment performance of over 1000 investment advisers. BARRA RogersCasey also develops asset allocation strategies that broker-dealers may elect to provide to their registered representatives in assisting clients in developing diversified portfolios. BARRA RogersCasey is wholly-controlled by BARRA, Inc. As a consultant, BARRA RogersCasey has no decision-making authority with respect to the Funds, and is not responsible for any investment advice provided to the Funds by Allmerica Financial Investment Management Services, Inc. ("AFIMS") or the investment advisers.

AFIMS, an affiliate of the Company, is the investment manager of the Trust. AFIMS has entered into agreements with investment advisers ("Sub-Advisers") selected by AFIMS and the Trustees in consultation with BARRA RogersCasey. Each investment adviser is selected by using strict objective, quantitative, and qualitative criteria, with special emphasis on the investment adviser's record in managing similar portfolios. In consultation with BARRA RogersCasey, a committee monitors and evaluates the ongoing performance of all of the Funds. The committee may recommend the replacement of an investment adviser of one of the Funds of the Trust, or the addition or deletion of Funds. The committee includes members who may be affiliated or unaffiliated with the Company and the Trust. The Sub-Advisers (other than Allmerica Asset Management, Inc.) are not affiliated with the Company or the Trust.

Fidelity Management & Research Company ("FMR") is the investment adviser of Fidelity VIP. FMR is one of America's largest investment management organizations and has its principal business address at 82 Devonshire Street, Boston, Massachusetts. It is composed of a number of different companies, which provide a variety of financial services and products. FMR is the original Fidelity company, founded in 1946. It provides a number of mutual funds and other clients with investment research and portfolio management services.

Rowe Price-Fleming International, Inc. ("Price-Fleming") is the investment adviser of T. Rowe Price. Price-Fleming, founded in 1979 as a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings, Limited, is one of America's largest international mutual fund asset managers with approximately $30 billion under management in its offices in Baltimore, London, Tokyo, Hong Kong, Singapore and Buenos Aires. T. Rowe Price Associates, Inc., an affiliate of Price-Fleming, serves as Sub-Adviser of the Select Capital Appreciation Fund of the Trust.

The following are the investment advisers of the Funds:

                       FUND                                           INVESTMENT ADVISER
--------------------------------------------------    --------------------------------------------------
Select Emerging Markets Fund                          Schroder Capital Management International Inc.
Select International Equity Fund                      Bank of Ireland Asset Management (U.S.) Limited
T. Rowe Price International Stock Portfolio           Rowe Price-Fleming International, Inc.
Select Aggressive Growth Fund                         Nicholas-Applegate Capital Management, L.P.
Select Capital Appreciation Fund                      T. Rowe Price Associates, Inc.
Select Value Opportunity Fund                         Cramer Rosenthal McGlynn, LLC
Select Growth Fund                                    Putnam Investment Management, Inc.
Select Strategic Growth Fund                          Cambiar Investors, Inc.
Fidelity VIP Growth Portfolio                         Fidelity Management and Research Company
Select Growth and Income Fund                         John A. Levin & Co., Inc.
Fidelity VIP Equity-Income Portfolio                  Fidelity Management and Research Company
Fidelity VIP High Income Portfolio                    Fidelity Management and Research Company
Select Income Fund                                    Standish, Ayer & Wood, Inc.
Money Market Fund                                     Allmerica Asset Management, Inc.

CAN I MAKE TRANSFERS AMONG THE FUNDS AND THE FIXED ACCOUNT?

Yes. You may transfer among the Funds and the Fixed Account, subject to our consent and then current rules. You will incur no current taxes on transfers while your money is in the Contract. You also may elect automatic account rebalancing so that assets remain allocated according to a desired mix or choose automatic dollar cost averaging to gradually move funds into one or more Sub-Accounts. See TRANSFER PRIVILEGE.

The first 12 transfers of Contract Value in a Contract year are free. A transfer charge not to exceed $25 may apply for each additional transfer in the same Contract year. This charge is for the costs of processing the transfer.

HOW MUCH CAN I INVEST AND HOW OFTEN?

The Contract requires a single payment on or before the Date of Issue. Additional payment(s) of at least $10,000 may be made as long as the total payments do not exceed the maximum payment amount specified in the Contract.

WHAT IF I NEED MY MONEY?

You may borrow up to the Loan Value of your Contract. The Loan Value is 90% of the Surrender Value. You may also make partial withdrawals and surrender the Contract for its Surrender Value.

The guaranteed annual interest rate credited to the Contract Value securing a loan will be at least 4.0%. However, any portion of the Outstanding Loan that is a preferred loan will be credited with not less than 5.50%.

We will allocate Contract loans among the Sub-Accounts and the Fixed Account according to your instructions. If you do not make an allocation, we will make a Pro-rata Allocation. We will transfer the Contract Value in each Sub-Account equal to the Contract loan to the Fixed Account.

You may surrender your Contract and receive its Surrender Value. You may make partial withdrawals of $1,000 or more from the Contract Value, subject to partial withdrawal costs and any applicable surrender charges. The Face Amount is proportionately reduced by each partial withdrawal. We will not allow a partial withdrawal if it would reduce the Contract Value below $25,000. A surrender or partial withdrawal may have tax consequences. See TAXATION OF CONTRACTS.

CAN I MAKE FUTURE CHANGES UNDER MY CONTRACT?

Yes. There are several changes you can make after receiving your Contract, within limits. You may

    - Cancel your Contract under its "Right to Cancel" provision;

    - Transfer your ownership to someone else;

    - Change the Beneficiary;

    - Change the allocation for any additional payment, with no tax consequences under current law;

    - Make transfers of the Contract Value among the Funds, with no taxes incurred under current law; and

    - Add or remove the optional insurance benefits provided by rider.

CAN I CONVERT MY CONTRACT INTO A NON-VARIABLE CONTRACT?

Yes. You can convert your Contract without charge during the first 24 months after the Date of Issue. On conversion, we will transfer the Contract Value in the Variable Account to the Fixed Account. We will allocate any future payment(s) to the Fixed Account, unless you instruct us otherwise.

WHAT CHARGES WILL I INCUR UNDER MY CONTRACT?

The following charges will apply to your Contract under the circumstances described. Some of these charges apply throughout the Contract's duration.

We deduct the following monthly charges from the Contract Value:

    - A $2.50 Maintenance Fee from Contracts with a Contract Value of less than $100 (See "Maintenance Fee.");

    - 0.20% on an annual basis for the administrative expenses (See "Administration Charge.");

    - A deduction for the cost of insurance, which varies depending on the type of Contract and Underwriting Class (See "Monthly Insurance Protection Charge."); and

    - For the first ten Contract years only, 0.90% on an annual basis for distribution expenses (See "Distribution Fee."); and

    - For the first Contract year only, 1.50% on an annual basis for federal, state and local taxes (See "Federal & State Payment Tax Charge.").

The following daily charge is deducted from the Variable Account:

    - 0.90% on an annual basis for the mortality and expense risks (See "Mortality and Expense Risk Charge.").

There are deductions from and expenses paid out of the assets of the Funds that are described in the accompanying prospectuses.

WHAT ARE THE EXPENSES AND FEES OF THE FUNDS?

The following table shows the expenses of the Funds for 1997. For more information concerning fees and expenses, see the prospectuses of the Funds.

CHARGES OF THE UNDERLYING FUNDS

In addition to the charges described above, certain fees and expenses are deducted from the assets of the Underlying Funds. The levels of fees and expenses vary among the Underlying Funds. The following table shows the expenses of the Underlying Funds for 1997. For more information concerning fees and expenses, see the prospectuses of the Underlying Funds.

                                             MANAGEMENT FEE                         TOTAL FUND EXPENSES
                                               (AFTER ANY          OTHER FUND      (AFTER ANY APPLICABLE
            UNDERLYING FUND                 VOLUNTARY WAIVER)       EXPENSES          REIMBURSEMENTS)
----------------------------------------  ---------------------  ---------------  ------------------------

Select Emerging Markets Fund @                     1.35%                0.65%              2.00%(1)
Select International Equity Fund                   0.92%*               0.20%              1.12%(1)(3)
T. Rowe Price International Stock
 Portfolio                                         1.05%                0.00%              1.05%
Select Aggressive Growth Fund                      0.89%*               0.09%              0.98%(1)(3)
Select Capital Appreciation Fund                   0.95%*               0.15%              1.10%(1)
Select Value Opportunity Fund                      0.90%**              0.14%              1.04%(1)(3)
Select Growth Fund                                 0.85%                0.08%              0.93%(1)(3)
Select Strategic Growth Fund @                     0.85%                0.13%              0.98%(1)
Fidelity VIP Growth Portfolio                      0.60%                0.09%              0.69%(2)
Select Growth and Income Fund                      0.70%*               0.07%              0.77%(1)(3)
Fidelity VIP Equity-Income Portfolio               0.50%                0.08%              0.58%(2)
Fidelity VIP High Income Portfolio                 0.59%                0.12%              0.71%
Select Income Fund                                 0.58%*               0.13%              0.71%(1)
Money Market Fund                                  0.27%                0.08%              0.35%(1)

* Effective September 1, 1997, the management fee rates for these Funds were revised. The management fee ratios shown in the table above have been adjusted to assume that the revised rates took effect on January 1, 1997.

@ Select Emerging Markets Fund and Select Strategic Growth Fund commenced operations in February, 1998. Expenses shown are annualized and are based on estimated amounts for the current fiscal year. Actual expense may be greater or less than shown.

** The Select Value Opportunity Fund was formerly known as the "Small-Mid Cap Value Fund." Effective April 1, 1997, the management fee rate of the former Small-Mid Cap Value Fund was revised. In addition, effective April 1, 1997 and until further notice, the management fee rate has been voluntarily limited to an annual rate of 0.90% of average daily net assets, and total expenses are limited to 1.25% of average daily net assets. The management fee ratio shown above for the Select Value Opportunity Fund has been adjusted to assume that the revised rate and the voluntary limitations took effect on January 1, 1997. Without these adjustments, the management fee ratio and the total Fund expense ratio would have been 0.95% and 1.09%, respectively. The management fee limitation may be terminated at any time.

(1) Until further notice, AFIMS has declared a voluntary expense limitation of 1.35% of average net assets for the Select Aggressive Growth Fund and Select Capital Appreciation Fund, 1.50% for the Select International Equity Fund, 1.25% for the Select Value Opportunity Fund, 1.20% for the Select Growth Fund, 1.10% for the Select Growth and Income, 1.00% for the Select Income Fund, and 0.60% for the Money Market Fund. The total operating expenses of these Funds of the Trust were less than their respective expense limitations throughout 1997.

Until further notice, AFIMS has declared a voluntary expense limitation of 1.20% of average daily net assets for the Select Strategic Growth Fund. In addition, AFIMS has agreed to voluntarily waive its management fee to the extent that expenses of the Select Emerging Markets Fund exceed 2.00% of the Fund's average daily net assets, except that such waiver shall not exceed the net amount of management fees earned by AFIMS from the Fund after subtracting fees paid by AFIMS to a sub-adviser.

The declaration of a voluntary expense limitation in any year does not bind AFIMS to declare future expense limitations with respect to these Funds. These limitations may be terminated at any time.

(2) A portion of the brokerage commissions that certain Funds pay was used to reduce Fund expenses. In addition, certain Funds have entered into arrangements with their custodian and transfer agent whereby interest earned on uninvested cash balances was used to reduce custodian and transfer agent expenses. Including these reductions, the total operating expenses presented in the table would have been 0.57% for Fidelity VIP Equity-Income Portfolio, and 0.67% for Fidelity VIP Growth Portfolio.

(3) These Funds have entered into agreements with brokers whereby brokers rebate a portion of commissions. Had these amounts been treated as reductions of expenses, the total operating expense ratios would have been 0.93% for the Select Aggressive Growth Fund, 0.98% for the Select Value Opportunity Fund, 1.10% for the Select International Equity Fund, 0.91% for the Select Growth Fund, 0.98% for the Select Value Opportunity Fund, and 0.74% for the Select Growth and Income Fund.

WHAT CHARGES DO I INCUR IF I SURRENDER MY CONTRACT OR MAKE A PARTIAL WITHDRAWAL?

The charges below apply only if you surrender your Contract or make partial withdrawals:

    - Surrender Charge -- This charge applies on full surrenders within ten Contract years. The surrender charge begins at 10.00% of the payment(s) and decreases to 0% by the tenth Contract year.

    - Partial Withdrawal Costs -- We deduct from the Contract Value the following for partial withdrawals:

       - A transaction fee of 2.0% of the amount withdrawn, not to exceed $25, for each partial withdrawal for processing costs; and

       - A surrender charge on a withdrawal exceeding the "Free 10% Withdrawal," described below.

WHAT ARE THE LAPSE AND REINSTATEMENT PROVISIONS OF MY CONTRACT?

The Contract will not lapse unless the Surrender Value on a Monthly Processing Date is less than zero. There is a 62-day grace period in this situation. You may reinstate your Contract within three years after the grace period, within limits. If the Guaranteed Death Benefit Rider is in effect, the Contract will not lapse. However, if the Guaranteed Death Benefit Rider terminates, the Contract may then lapse. See THE CONTRACT -- "Guaranteed Death Benefit Rider."

HOW IS MY CONTRACT TAXED?

The Contract has been designed to be a "modified endowment contract." However, under Section 1035 of the Internal Revenue Code of 1986, as amended ("Code"), an exchange of (1) a life insurance contract entered into before June 21, 1988 or
(2) a life insurance contract that is not itself a modified endowment contract, will not cause the Contract to be treated as a modified endowment contract if no additional payments are made and there is no increase in the death benefit as a result of the exchange.

If the Contract is considered a modified endowment contract, all distributions (including Contract loans, partial withdrawals, surrenders and assignments) will be taxed on an "income-first" basis. Also, a 10% penalty tax may be imposed on that part of a distribution that is includible in income. However, the Net Death Benefit under the Contract is excludable from the gross income of the Beneficiary. In some circumstances, federal estate tax may apply to the Net Death Benefit or the Contract Value. See TAXATION OF THE CONTRACT.

THIS SUMMARY IS INTENDED TO PROVIDE ONLY A VERY BRIEF OVERVIEW OF THE MORE SIGNIFICANT ASPECTS OF THE CONTRACT. THIS PROSPECTUS AND THE CONTRACT PROVIDE FURTHER DETAIL. THE CONTRACT PROVIDES INSURANCE PROTECTION FOR THE NAMED BENEFICIARY. THE CONTRACT AND ITS ATTACHED APPLICATION ARE THE ENTIRE AGREEMENT BETWEEN YOU AND THE COMPANY.

                            PERFORMANCE INFORMATION

The Contracts were first offered to the public in 1998. However, the Company may advertise "Total Return" and "Average Annual Total Return" performance information based on the periods that the Funds have been in existence. The results for any period prior to the Contracts being offered will be calculated as if the Contracts had been offered during that period of time, with all charges assumed to be those applicable to the Sub-Accounts and the Funds.

Total return and average annual total return are based on the hypothetical profile of a representative Contract Owner and historical earnings and are not intended to indicate future performance. "Total return" is the total income generated net of certain expenses and charges. "Average annual total return" is net of the same expenses and charges, but reflects the hypothetical return compounded annually. This hypothetical return is equal to cumulative return had performance been constant over the entire period. Average annual total returns are not the same as yearly results and tend to smooth out variations in the Fund's return.

Performance information under the Contracts is net of Fund expenses, Monthly Deductions and surrender charges. We take a representative Contract Owner and assume that:

    - The Insured is a male Age 55, standard (non-tobacco user) Underwriting Class;

    - The Contract Owner had allocations in each of the Sub-Accounts for the Fund durations shown; and

    - There was a full surrender at the end of the applicable period.

Performance information for any Sub-Account reflects only the performance of a hypothetical investment in the Sub-Account during a period. It is not representative of what may be achieved in the future. However, performance information may be helpful in reviewing market conditions during a period and in considering a Fund's success in meeting its investment objectives.

We may compare performance information for a Sub-Account in reports and promotional literature to:

    - Standard & Poor's 500 Stock Index ("S&P 500");

    - Dow Jones Industrial Average ("DJIA");

    - Shearson Lehman Aggregate Bond Index;

    - Other unmanaged indices of unmanaged securities widely regarded by investors as representative of the securities markets;

    - Other groups of variable life separate accounts or other investment products tracked by Lipper Analytical Services;

    - Other services, companies, publications, or persons such as Morningstar, Inc., who rank the investment products on performance or other criteria; and

    - The Consumer Price Index.

Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for insurance and administrative charges, separate account charges and Fund management costs and expenses.

In advertising, sales literature, publications or other materials, we may give information on various topics of interest to Contract Owners and prospective Contract Owners. These topics may include:

    - The relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation and automatic account rebalancing);

    - The advantages and disadvantages of investing in tax-deferred and taxable investments;

    - Customer profiles and hypothetical payment and investment scenarios;

    - Financial management and tax and retirement planning; and

    - Investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Contracts and the characteristics of and market for the financial instruments.

At times, the Company may also advertise the ratings and other information assigned to it by independent rating organizations such as A.M. Best Company ("A.M. Best"), Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P") and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of the Company's relative financial strength and operating performance in comparison to the norms of the life/health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues but do not measure the ability of such companies to meet other non-policy obligations. The ratings also do not relate to the performance of the Underlying Funds.

                                    TABLE I
       AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDING DECEMBER 31, 1997
                    SINCE INCEPTION OF THE UNDERLYING FUNDS
           NET OF ALL CHARGES AND ASSUMING SURRENDER OF THE CONTRACT

The following performance information is based on the periods that the Funds have been in existence. The data is net of expenses of the Funds, all Sub-Account charges, and all Contract charges (including surrender charges) for a representative Contract. It is assumed that the Insured is Male, Age 55, standard (non-tobacco user) underwriting class, that a single payment of $25,000 was made, that the entire payment was allocated to each Sub-Account individually, and that there was a full surrender of the Contract at the end of the applicable period.

                                                                                       10 Years
                                                       One-Year                        or Life
                                                        Total             5            of Fund
Underlying Fund                                         Return          Years         (if less)
Select Emerging Markets Fund                             N/A             N/A             N/A
Select International Equity Fund                        -3.37%           N/A            6.82%
T. Rowe Price International Stock Portfolio             -4.95%           N/A            3.75%
Select Aggressive Growth Fund                           10.81%          13.08%          15.92%
Select Capital Appreciation Fund                        6.35%            N/A            17.91%
Select Value Opportunity Fund                           16.96%           N/A            13.09%
Select Growth Fund                                      26.16%          11.49%          12.74%
Select Strategic Growth Fund                             N/A             N/A             N/A
Fidelity VIP Growth Portfolio                           15.60%          14.28%          14.44%
Select Growth and Income Fund                           14.62%          12.85%          11.74%
Fidelity VIP Equity Income Portfolio                    20.22%          16.41%          14.10%
Fidelity VIP High Income Portfolio                      9.76%           10.22%          9.96%
Select Income Fund                                      1.20%           3.08%           2.86%
Money Market Fund                                       -2.54%          0.89%           3.15%

The inception dates for the Underlying Funds are: 4/29/85 for Money Market; 8/21/92 for Select Aggressive Growth, Select Growth, Select Income, and Select Growth and Income; 4/30/93 for Select Value Opportunity; 5/02/94 for Select International Equity; 4/28/95 for the Select Capital Appreciation Fund; 10/09/86 for Fidelity VIP Equity-Income and Fidelity VIP Growth; 9/19/85 for Fidelity VIP High Income; and 3/31/94 for T. Rowe Price International Stock. The Select Emerging Markets Fund and Select Strategic Growth Fund commenced operations in February, 1998.

PERFORMANCE INFORMATION REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT DURING THE PARTICULAR TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. ONE-YEAR TOTAL RETURN AND AVERAGE ANNUAL TOTAL RETURN FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE PORTFOLIO OF THE UNDERLYING FUND IN WHICH A SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

                                    TABLE II
       AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDING DECEMBER 31, 1997
                    SINCE INCEPTION OF THE UNDERLYING FUNDS
            EXCLUDING MONTHLY CONTRACT CHARGES AND SURRENDER CHARGES

The following performance information is based on the periods that the Funds have been in existence. The performance information is net of total Fund expenses, all Sub-Account charges, and premium tax and expense charges. THE DATA DOES NOT REFLECT MONTHLY CHARGES UNDER THE CONTRACTS OR SURRENDER CHARGES. It is assumed that a single premium payment of $25,000 has been made and that the entire payment was allocated to each Sub-Account individually.

                                                                                       10 Years
                                                       One-Year                        or Life
                                                        Total             5            of Fund
Underlying Fund                                         Return          Years         (if less)
Select Emerging Markets Fund                             N/A             N/A             N/A
Select International Equity Fund                        3.71%            N/A            10.14%
T. Rowe Price International Stock Portfolio             2.17%            N/A            7.09%
Select Aggressive Growth Fund                           17.64%          15.76%          18.49%
Select Capital Appreciation Fund                        13.25%           N/A            21.78%
Select Value Opportunity Fund                           23.73%           N/A            15.88%
Select Growth Fund                                      32.86%          14.18%          15.32%
Select Strategic Growth Fund                             N/A             N/A             N/A
Fidelity VIP Growth Fund                                22.38%          16.95%          16.31%
Select Growth and Income Fund                           21.41%          15.53%          14.32%
Fidelity VIP Equity Income Fund                         26.96%          19.07%          15.97%
Fidelity VIP High Income Fund                           16.61%          12.92%          11.77%
Select Income Fund                                      8.19%           5.90%           5.55%
Money Market Fund                                       4.52%           3.77%           4.85%

The inception dates for the Underlying Funds are: 4/29/85 for Money Market; 8/21/92 for Select Aggressive Growth, Select Growth, Select Income, and Select Growth and Income; 4/30/93 for Select Value Opportunity; 5/02/94 for Select International Equity; 4/28/95 for the Select Capital Appreciation Fund; 10/09/86 for Fidelity VIP Equity-Income and Fidelity VIP Growth; 9/19/85 for Fidelity VIP High Income; and 3/31/94 for T. Rowe Price International Stock. The Select Emerging Markets Fund and Select Strategic Growth Fund commenced operations in February, 1998.

PERFORMANCE INFORMATION REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT DURING THE PARTICULAR TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. ONE-YEAR TOTAL RETURN AND AVERAGE ANNUAL TOTAL RETURN FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE PORTFOLIO OF THE FUND IN WHICH A SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

               DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT,
                            AND THE UNDERLYING FUNDS

THE COMPANY

Allmerica Financial Life Insurance and Annuity Company ("Company" or "Allmerica Financial") is a life insurance company organized under the laws of Delaware in 1974. The Company is an indirect, wholly-owned subsidiary of First Allmerica Financial Life Insurance Company, ("First Allmerica), which in turn is a wholly-owned subsidiary of Allmerica Financial Corporation. First Allmerica was formerly named State Mutual Life Assurance Company of America. First Allmerica was organized under the laws of Massachusetts in 1844 and is the fifth oldest life insurance company in America. Our principal office is 440 Lincoln Street, Worcester, Massachusetts 01653, telephone 1-508-855-1000. We are subject to the laws of the state of Delaware, to regulation by the Commissioner of Insurance of Delaware, and to other laws and regulations where we are licensed to operate.

The Company is a charter member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

THE VARIABLE ACCOUNT

The Variable Account is a separate investment account with fourteen (14) Sub-Accounts. Each Sub-Account invests in a Fund of the Trust, Fidelity VIP or
T. Rowe Price. The assets used to fund the variable part of the Contracts are set aside in Sub-Accounts and are separate from our general assets. We administer and account for each Sub-Account as part of our general business. However, income, capital gains and capital losses are allocated to each Sub-Account without regard to any of our other income, capital gains or capital losses. Under Delaware law, the assets of the Variable Account may not be charged with any liabilities arising out of any other business of ours.

Our Board of Directors authorized the Variable Account by vote on June 13, 1996. The Variable Account meets the definition of "separate account" under federal securities laws. It is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). This registration does not involve SEC supervision of the management or investment practices or policies of the Variable Account or of the Company. We reserve the right, subject to law, to change the names of the Variable Account and the Sub-Accounts.

THE TRUST

The Trust is an open-end, diversified management investment company registered with the SEC under the 1940 Act. This registration does not involve SEC supervision of the investments or investment policy of the Trust or its separate investment portfolios.

First Allmerica established the Trust as a Massachusetts business trust on October 11, 1984. The Trust is a vehicle for the investment of assets of various separate accounts established by the Company and affiliated insurance companies. Shares of the Trust are not offered to the public but solely to the separate accounts. Ten different investment portfolios of the Trust are available under the Contracts, each issuing a series of shares: Select Emerging Markets Fund, Select International Equity Fund, Select Aggressive Growth Fund, Select Capital Appreciation Fund, Select Value Opportunity Fund, Select Growth Fund, Select Strategic Growth Fund, Select Growth and Income Fund, Select Income Fund, and Money Market Fund. The assets of each Fund are held separate from the assets of the other Funds. Each Fund operates as a separate investment vehicle. The income or losses of one Fund have no effect on the investment performance of another Fund. The

Sub-Accounts reinvest dividends and/or capital gains distributions received from a Fund in more shares of that Fund as retained assets. Allmerica Financial Investment Management Services, Inc. ("AFIMS") serves as investment manager of the Trust. AFIMS has entered into agreements with other investment managers ("Sub-Advisers"), who manage the investments of the Funds. See INVESTMENT ADVISORY SERVICES TO THE TRUST.

FIDELITY VIP

Fidelity VIP, managed by Fidelity Management & Research Company ("Fidelity Management"), is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981, and registered with the SEC under the 1940 Act. Three of its investment portfolios are available under the Contract: Fidelity VIP High Income Portfolio, Fidelity VIP Equity-Income Portfolio, and Fidelity VIP Growth Portfolio.

Various Fidelity companies perform certain activities required to operate Fidelity VIP. Fidelity Management is one of America's largest investment management organizations, and has its principal business address at 82 Devonshire Street, Boston, Massachusetts. It is composed of a number of different companies which provide a variety of financial services and products. Fidelity Management is the original Fidelity company, founded in 1946. It provides a number of mutual funds and other clients with investment research and portfolio management services.

T. ROWE PRICE

T. Rowe Price, managed by Rowe Price-Fleming International, Inc.
("Price-Fleming"), is an open-end, diversified, management investment company organized as a Maryland corporation in 1994 and registered with the SEC under the 1940 Act. One of its investment portfolios is available under the Contracts: the T. Rowe Price International Stock Portfolio.

                       INVESTMENT OBJECTIVES AND POLICIES

A summary of investment objectives of each of the Funds is set forth below. MORE DETAILED INFORMATION REGARDING THE INVESTMENT OBJECTIVES, RESTRICTIONS AND RISKS, EXPENSES PAID BY THE FUNDS AND OTHER RELEVANT INFORMATION REGARDING THE FUNDS MAY BE FOUND IN THEIR RESPECTIVE PROSPECTUSES, WHICH ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ CAREFULLY BEFORE INVESTING. The Statements of Additional Information of the Funds are available upon request. There can be no assurance that the investment objectives of the Funds can be achieved.

SELECT EMERGING MARKETS FUND -- seeks long-term growth of capital by investing in the world's emerging markets. The Sub-Adviser for the Select Emerging Markets Fund is Schroder Capital Management International Inc.

SELECT INTERNATIONAL EQUITY FUND -- seeks maximum long-term total return (capital appreciation and income) primarily by investing in common stocks of established non-U.S. companies. The Sub-Adviser for the Select International Equity Fund is Bank of Ireland Asset Management (U.S.) Limited.

T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO -- seeks long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies. The Manager of the Portfolio is Rowe Price-Fleming International, Inc.

SELECT AGGRESSIVE GROWTH FUND -- seeks above-average capital appreciation by investing primarily in common stocks of companies that are believed to have significant potential for capital appreciation. The Sub-Adviser for the Select Aggressive Growth Fund is Nicholas-Applegate Capital Management, L.P.

SELECT CAPITAL APPRECIATION FUND -- seeks long-term growth of capital in a manner consistent with the preservation of capital. Realization of income is not a significant investment consideration and any income realized on the Fund's investments will be incidental to its primary objective. The Fund will invest primarily in common stock of industries and companies which are experiencing favorable demand for their products and services, and which operate in a favorable competitive environment and regulatory climate. The Sub-Adviser for the Select Capital Appreciation Fund is T. Rowe Price Associates, Inc.

SELECT VALUE OPPORTUNITY FUND -- seeks long-term growth of capital by investing primarily in a diversified portfolio of common stocks of small and mid-size companies, whose securities at the time of purchase are considered by the Sub-Adviser to be undervalued. The Sub-Adviser for the Select Value Opportunity Fund is Cramer Rosenthal McGlynn, LLC.

SELECT GROWTH FUND -- seeks to achieve growth of capital by investing in a diversified portfolio consisting primarily of common stocks selected for their long-term growth potential. The Sub-Adviser for the Select Growth Fund is Putnam Investment Management, Inc.

SELECT STRATEGIC GROWTH FUND -- seeks long-term growth of capital by investing primarily in common stocks of established companies. The Sub-Adviser for the Select Strategic Growth Fund is Cambiar Investors, Inc.

FIDELITY VIP GROWTH PORTFOLIO -- seeks to achieve capital appreciation. The Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

SELECT GROWTH AND INCOME FUND -- seeks a combination of long-term growth of capital and current income. The Fund will invest primarily in dividend-paying common stocks and securities convertible into common stocks. The Sub-Adviser for the Select Growth and Income Fund is John A. Levin & Co., Inc.

FIDELITY VIP EQUITY-INCOME PORTFOLIO -- seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio will also consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising S&P 500.

FIDELITY VIP HIGH INCOME PORTFOLIO -- seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated fixed-income securities (commonly referred to as "junk bonds"), while also considering growth of capital. These securities are often considered to be speculative and involve greater risk of default or price changes than securities assigned a high quality rating. For more information about these lower-rated securities, see the VIP prospectus.

SELECT INCOME FUND -- seeks a high level of current income. The Fund will invest primarily in investment grade, fixed-income securities. The Sub-Adviser for the Select Income Fund is Standish, Ayer & Wood, Inc.

MONEY MARKET FUND -- seeks to obtain maximum current income consistent with the preservation of capital and liquidity. Allmerica Asset Management, Inc. is the Sub-Adviser of the Money Market Fund.

CERTAIN UNDERLYING FUNDS HAVE SIMILAR INVESTMENT OBJECTIVES AND/OR POLICIES. THEREFORE, TO CHOOSE THE SUB-ACCOUNTS WHICH BEST MEET YOUR NEEDS AND OBJECTIVES, CAREFULLY READ THE PROSPECTUSES OF THE TRUST, FIDELITY VIP AND T. ROWE PRICE, ALONG WITH THIS PROSPECTUS. IN SOME STATES, INSURANCE REGULATIONS MAY RESTRICT THE AVAILABILITY OF PARTICULAR SUB-ACCOUNTS.

If required in your state, in the event of a material change in the investment policy of a Sub-Account or the Underlying Fund in which it invests, you will be notified of the change. If you have Contract Value in that Sub-Account, the Company will transfer it without charge on written request within sixty (60) days of the later of (1) the effective date of such change in the investment policy, or (2) your receipt of the notice of the right to transfer. You may then change the percentages of your premium and deduction allocations.

                          INVESTMENT ADVISORY SERVICES

INVESTMENT ADVISORY SERVICES TO THE TRUST

The Trustees have responsibility for the supervision of the affairs of the Trust. The Trustees have entered into a management agreement with Allmerica Investment Management Services, Inc. ("AFIMS"), an indirectly wholly-owned subsidiary of First Allmerica. AFIMS, subject to Trustee review, is responsible for the daily affairs of the Trust and the general management of the Funds. AFIMS performs administrative and management services for the Trust, furnishes to the Trust all necessary office space, facilities and equipment, and pays the compensation, if any, of officers and Trustees who are affiliated with AFIMS.

The Trust bears all expenses incurred in its operation, other than the expenses AFIMS assumes under the management agreement. Trust expenses include:

    - Costs to register and qualify the Trust's shares under the Securities Act of 1933 ("1933 Act")

    - Other fees payable to the SEC

    - Independent public accountant, legal and custodian fees

    - Association membership dues, taxes, interest, insurance payments and brokerage commissions

    - Fees and expenses of the Trustees who are not affiliated with AFIMS

    - Expenses for proxies, prospectuses, reports to shareholders and other expenses

Under the management agreement with the Trust, AFIMS has entered into agreements with investment advisers ("Sub-Advisers") selected by AFIMS and the Trustees in consultation with BARRA RogersCasey, Inc. ("BARRA RogersCasey"), a pension consulting firm. The cost of such consulting services is borne by AFIMS. As a consultant, BARRA RogersCasey has no decision-making authority with respect to the Funds, and is not responsible for any advice provided to the Funds by AFIMS or the Sub-Advisers.

Under each Sub-Adviser agreement, the Sub-Adviser is authorized to engage in portfolio transactions on behalf of the Fund, subject to the Trustees' instructions. The terms of a Sub-Adviser agreement cannot be materially changed without the approval of a majority in interest of the shareholders of the Fund. The Sub-Advisers (other than Allmerica Asset Management, Inc.) are not affiliated with the Company or the Trust.

For providing its services under the management agreement, AFIMS will receive a fee, computed daily at an annual rate based on the average daily net asset value of each Fund as follows:

Select Emerging Markets Fund           *                     1.35%

Select International Equity Fund       First $100 million    1.00%
                                       Next $150 million     0.90%
                                       Over $250 million     0.85%

Select Aggressive Growth Fund          First $100 million    1.00%
                                       Next $150 million     0.90%
                                       Over $250 million     0.85%

Select Capital Appreciation Fund       First $100 million    1.00%
                                       Next $150 million     0.90%
                                       Over $250 million     0.85%

Select Value Opportunity Fund          First $100 million    1.00%
                                       Next $150 million     0.85%
                                       Next $250 million     0.80%
                                       Next $250 million     0.75%
                                       Over $750 million     0.70%

Select Growth Fund                     First $250 million    0.85%
                                       Next $250 million     0.80%
                                       Next $250 million     0.70%
                                       Over $750 million     0.70%

Select Strategic Growth Fund           *                     0.85%

Select Growth and Income Fund          First $100 million    0.75%
                                       Next $150 million     0.70%
                                       Over $250 million     0.65%

Select Income Fund                     First $50 million     0.60%
                                       Next $50 million      0.55%
                                       Over $100 million     0.45%

Money Market Fund                      First $50 million     0.35%
                                       Next $200 million     0.25%
                                       Over $250 million     0.20%

* For the Select Emerging Markets Fund, and the Select Strategic Growth Fund, the investment management fee does not vary according to the level of assets in the Fund. AFIMS' fee computed for each Fund will be paid from the assets of such Fund.

The prospectus of the Trust contains additional information concerning the Funds, including information about additional expenses paid by the Funds and fees paid to the Sub-Advisers by AFIMS, and should be read in conjunction with this Prospectus.

INVESTMENT ADVISORY SERVICES TO FIDELITY VIP

For managing investments and business affairs, each Portfolio pays a monthly fee to FMR. The prospectus of VIP contains additional information concerning the Portfolios, including information concerning additional expenses paid by the Portfolios, and should be read in conjunction with this Prospectus.

The Fidelity VIP High Income Portfolio pays a monthly fee to FMR at an annual fee rate made up of the sum of two components:

1. A group fee rate based on the monthly average net assets of all the mutual funds advised by FMR. On an annual basis this rate cannot rise above 0.37%, and drops as total assets in all these funds rise.

2. An individual fund fee rate of 0.45% of the Fidelity VIP High Income Portfolio's average net assets throughout the month.

One-twelfth of the annual management fee rate is applied to net assets averaged over the most recent month, resulting in a dollar amount which is the management fee for that month.

The Fidelity VIP Growth and the Fidelity VIP Equity-Income Portfolios' fee rates are each made of two components:

1. A group fee rate based on the monthly average net assets of all of the mutual funds advised by FMR. On an annual basis, this rate cannot rise above 0.52%, and drops as total assets in all these mutual funds rise.

2. An individual Portfolio fee rate of 0.30% for the Fidelity VIP Growth Portfolio and 0.20% for the Fidelity VIP Equity-Income Portfolio.

One-twelfth of the sum of these two rates is applied to the respective Portfolio's net assets averaged over the most recent month, giving a dollar amount which is the fee for that month.

Thus, the Fidelity VIP High Income Portfolio may have a fee as high as 0.82%. The Fidelity VIP Growth Portfolio may have a fee as high as 0.82% of its average net assets. The Fidelity VIP Equity-Income Portfolio may have a fee as high as 0.72% of its average net assets.

INVESTMENT ADVISORY SERVICES TO T. ROWE PRICE

The Investment Adviser for the T. Rowe Price International Stock Portfolio is Rowe Price-Fleming International, Inc. ("Price-Fleming"). Price-Fleming, founded in 1979 as a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings, Limited, is one of America's largest international mutual fund asset managers, with approximately $30 billion under management in its offices in Baltimore, London, Tokyo, Hong Kong, Singapore and Buenos Aires.

To cover investment management and operating expenses, the T. Rowe Price International Stock Portfolio pays Price-Fleming a single, all-inclusive fee of 1.05% of its average daily net assets.

                                  THE CONTRACT

APPLYING FOR A CONTRACT

Individuals wishing to purchase a Contract must complete an application and submit it to an authorized representative or to the Company at its Principal Office. We offer Contracts to applicants 89 years old and under. After receiving a completed application from a prospective Contract Owner, we will begin underwriting to decide the insurability of the proposed Insured. We may require medical examinations and other information before deciding insurability. We issue a Contract only after underwriting has been completed. We may reject an application that does not meet our underwriting guidelines.

If a prospective Contract Owner makes the initial payment with the application, we will provide fixed conditional insurance during underwriting. The conditional insurance will be based upon Death Benefit Factors shown in the Conditional Insurance Agreement, up to a maximum of $500,000, depending on Age and Underwriting Class. This coverage will continue for a maximum of 90 days from the date of the application or, if required, the completed medical exam. If death is by suicide, we will return only the payment made. If the initial payment is not made with the application, on Contract delivery we will require the initial payment to place the insurance in force.

If you made the initial payment before the date of Issuance and Acceptance, we will allocate the payment to our Fixed Account within two business days of receipt of the payment at our Principal Office. IF WE ARE UNABLE TO ISSUE THE CONTRACT, THE PAYMENT WILL BE RETURNED TO THE CONTRACT OWNER WITHOUT INTEREST.

If your application is approved and the Contract is issued and accepted, we will allocate your Contract Value on Issuance and Acceptance according to your instructions. However, if your Contract provides for a full refund of payments under its "Right to Cancel" provision as required in your state (see THE CONTRACT -- "Free Look Period," below), we will initially allocate your Sub-Account investments to the Money Market Fund. We will reallocate all amounts according to your investment choices no later than the expiration of the right to cancel period.

If your initial payment is equal to the amount of the Guideline Single Premium, the contract will be issued with the Guaranteed Death Benefit Rider at no additional cost. If the Guaranteed Death Benefit Rider is in effect on the Final Payment Date, a guaranteed Net Death Benefit will be provided thereafter unless the Guaranteed Death Benefit Rider is terminated. (See THE CONTRACT -- "Death Benefit" -- "Guaranteed Death Benefit Rider," below)

FREE LOOK PERIOD

The Contract provides for a free look period under the Right to Cancel provision. You have the right to examine and cancel your Contract by returning it to us or to one of our representatives on or before the tenth day (or such later date as required in your state) after you receive the Contract.

If your Contract provides for a full refund under its "Right to Cancel" provision as required in your state, your refund will be your entire payment. If your Contract does not provide for a full refund, you will receive:

    - Amounts allocated to the Fixed Account; PLUS

    - The Contract Value in the Variable Account; PLUS

    - All fees, charges and taxes which have been imposed.

We may delay a refund of any payment made by check until the check has cleared your bank. Your refund will be determined as of the Valuation Date that the Contract is received at our Principal Office.

CONVERSION PRIVILEGE

Within 24 months of the Date of Issue, you can convert your Contract into a non-variable Contract by transferring all Contract Value in the Sub-Accounts to the Fixed Account. The conversion will take effect at the end of the Valuation Period in which we receive, at our Principal Office, notice of the conversion satisfactory to us. There is no charge for this conversion. We will allocate any future payment(s) to the Fixed Account, unless you instruct us otherwise.

PAYMENTS

The Contracts are designed for a large single payment to be paid by the Contract Owner on or before the Date of Issue. The minimum initial payment is $25,000. The initial payment is used to determine the Face Amount. The Face Amount will be determined by treating the payment as equal to 100% of the Guideline Single Premium. You may indicate the desired Face Amount on the application. If the Face Amount specified exceeds 100% of the Guideline Single Premium for the payment amount, the application will be amended and a Contract with a higher Face Amount will be issued.

If the Face Amount specified is less than 80% of the Guideline Single Premium for the payment amount, the application will be amended and a Contract with a lower Face Amount will be issued. The Contract Owner must agree to any amendment to the application.

Under our underwriting rules, the Face Amount must be based on 100% of the Guideline Single Premium to be eligible for simplified underwriting.

Payments are payable to the Company. Payments may be made by mail to our Principal Office or through our authorized representative. Any additional payment, after the initial payment, is credited to the Variable Account or Fixed Account on the date of receipt at the Principal Office.

The Contract limits the ability to make additional payments. However, no additional payment may be less than $10,000 without our consent. Any additional payment(s) may not cause total payments to exceed the maximum payment on the specifications page of your Contract.

Total payments may not exceed the current maximum payment limits under federal tax law. Where total payments would exceed the current maximum payment limits, we will only accept that part of a payment that will make total payments equal the maximum. We will return any part of a payment that is greater than that amount. However, we will accept a payment needed to prevent Contract lapse during a Contract year. See CONTRACT TERMINATION AND REINSTATEMENT.

ALLOCATION OF PAYMENTS

In the application for your Contract, you decide the initial allocation of the payment among the Sub-Accounts and the Fixed Account. You may allocate the payment to one or more of the Sub-Accounts and/or the Fixed Account. The minimum amount that you may allocate to a Sub-Account is 1.0% of the payment. Allocation percentages must be in whole numbers (for example, 33 1/3% may not be chosen) and must total 100%.

You may change the allocation of any future payment by Written Request or telephone request. You have the privilege to make telephone requests, unless you elected not to have the privilege on the application. The policy of the Company and its representatives and affiliates is that they will not be responsible for losses resulting from acting on telephone requests reasonably believed to be genuine. We will use reasonable methods to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses from unauthorized or fraudulent instructions. We require that callers on behalf of a Contract Owner identify themselves by name and identify the Contract Owner by name, date of birth and Social Security number. All telephone requests are tape recorded. An allocation change will take effect on the date of receipt of the notice at the Principal Office. No charge is currently imposed for changing payment allocation instructions. We reserve the right to impose a charge in the future, but guarantee that the charge will not exceed $25.

The Contract Value in the Sub-Accounts will vary with investment experience. You bear this investment risk. Investment performance may also affect the Death Benefit. Review your allocations of Contract Value as market conditions and your financial planning needs change.

TRANSFER PRIVILEGE

At any time prior to the election of a Payment Option, subject to our then current rules, you may transfer amounts among the Sub-Accounts or between a Sub-Account and the Fixed Account. (You may not transfer that portion of the Contract Value held in the Fixed Account that secures a Contract loan.)

We will make transfers at your Written Request or telephone request, as described in THE CONTRACT -- ALLOCATION OF PAYMENTS. Transfers are effected at the value next computed after receipt of the transfer order.

The first 12 transfers in a Contract year are free. After that, we will deduct a transfer charge not to exceed $25 from amounts transferred in that Contract year.

Transfers involving the Fixed Account are currently permitted only if:

- There has been at least a ninety (90) day period since the last transfer from the Fixed Account; and

- The amount transferred from the Fixed Account in each transfer does not exceed the lesser of $100,000 or 25% of the Contract Value

DOLLAR-COST AVERAGING OPTION AND AUTOMATIC REBALANCING OPTION

You may have automatic transfers of at least $100 made on a periodic basis:

- from the Fixed Account or the Sub-Accounts which invests in the Money Market Fund or the Select Income Fund of the Trust to one or more of the other Sub-Accounts ("Dollar-Cost Averaging Option"), or

- to reallocate Contract Value among the Sub-Accounts ("Automatic Rebalancing Option").

Automatic transfers may be made every one, three, six or twelve months. Generally, all transfers will be processed on the 15th of each scheduled month. If the 15th is not a business day, however, or is the Monthly Processing Date, the automatic transfer will be processed on the next business day. The Dollar-Cost Averaging Option and the Automatic Account Rebalancing Option may not be in effect at the same time. The Fixed Account is not included in Automatic Account Rebalancing.

If the Contract Value in the Sub-Account from which the automatic transfer is to be made is reduced to zero, the automatic transfer option will terminate. The Contract Owner must reapply for any future automatic transfers.

The first automatic transfer counts as one transfer toward the 12 free transfers allowed in each Contract year. Each subsequent automatic transfer is free and does not reduce the remaining number of transfers that are free in a Contract year. Any transfers made for a conversion privilege, Contract loan or material change in investment policy will not count toward the 12 free transfers.

ASSET ALLOCATION MODEL REALLOCATIONS

If a Contract Owner elects to follow an asset allocation strategy, the Contract Owner may preauthorize transfers in accordance with the chosen strategy. The Company may provide administrative or other support services to independent third parties who provide recommendations as to such allocation strategies. However, the Company does not engage any third parties to offer investment allocation services of any type under this

Contract, does not endorse or review any investment allocations recommendations made by such third parties, and is not responsible for the investment allocations and transfers transacted on the Contract Owner's behalf. The Company does not charge for providing additional asset allocation support services. Additional information concerning asset allocation programs for which the Company is currently providing support services may be obtained from a registered representative or the Company.

TRANSFER PRIVILEGES SUBJECT TO POSSIBLE LIMITS

All of the transfer privileges described above are subject to our consent. We reserve the right to impose limits on transfers including, but not limited to, the:

    - Minimum amount that may be transferred;

    - Minimum amount that may remain in a Sub-Account following a transfer from that Sub-Account;

    - Minimum period between transfers involving the Fixed Account; and

    - Maximum amounts that may be transferred from the Fixed Account.

These rules are subject to change by the Company.

DEATH BENEFIT (WITHOUT GUARANTEED DEATH BENEFIT RIDER)

If the Contract is in force on the Insured's death, we will, with due proof of death, pay the Net Death Benefit to the named Beneficiary. For Second-to-Die Contracts, the Net Death Benefit is payable on the death of the last surviving Insured. There is no Death Benefit payable on the death of the first Insured to die. We will normally pay the Net Death Benefit within seven days of receiving due proof of the Insured's death, but we may delay payment of Net Death Benefits. See OTHER CONTRACT PROVISIONS -- "Delay of Benefit Payments." The Beneficiary may receive the Net Death Benefit in a lump sum or under a payment option, unless the payment option has been restricted by the Contract Owner. See APPENDIX C -- PAYMENT OPTIONS.

The Death Benefit is the GREATER of the:

    - Face Amount OR

    - Guideline Minimum Sum Insured.

Before the Final Payment Date the Net Death Benefit is:

    - The Death Benefit; MINUS

    - Any Outstanding Loan, rider charges and Monthly Deductions due and unpaid through the Contract month in which the Insured dies, as well as any partial withdrawals and surrender charges.

After the Final Payment Date, the Net Death benefit is:

    - The Contract Value; MINUS

    - Any Outstanding Loan.

In most states, we will compute the Net Death Benefit on the date we receive due proof of the Insured's death.

GUARANTEED DEATH BENEFIT RIDER (NOT AVAILABLE IN ALL STATES) -- If at the time of issue the Contract Owner has made payments equal to 100% of the Guideline Single Premium, a Guaranteed Death Benefit Rider will be added to the Contract at no additional charge. The Contract will not lapse while the Guaranteed Death Benefit Rider is in force. The Death Benefit before the Final Payment Date will be the GREATER of the:

    - Face Amount OR

    - Guideline Minimum Sum Insured.

If the Guaranteed Death Benefit Rider is in effect on the Final Payment Date, a guaranteed Net Death Benefit will be provided thereafter unless the Guaranteed Death Benefit Rider is terminated, as described below. The guaranteed Net Death Benefit will be:

    - the GREATER of (a) the Face Amount as of the Final Payment Date or (b) the Contract Value as of the date due proof of death is received by the Company,

    - REDUCED by the Outstanding Loan, if any, through the Contract month in which the Insured dies.

The Guaranteed Death Benefit Rider will terminate (AND MAY NOT BE REINSTATED) on the first to occur of the following:

    - Foreclosure of the Outstanding Loan, if any; or

    - Any Contract change that results in a negative guideline level premium; or

    - A request for a partial withdrawal or preferred loan after the Final Payment Date; or

    - Upon your written request.

GUIDELINE MINIMUM SUM INSURED -- The guideline minimum sum insured is a percentage of the Contract Value as set forth in APPENDIX A -- GUIDELINE MINIMUM SUM INSURED TABLE. The guideline minimum sum insured is computed based on federal tax regulations to ensure that the Contract qualifies as a life insurance Contract and that the insurance proceeds will be excluded from the gross income of the Beneficiary.

ILLUSTRATION -- In this illustration, assume that the Insured is under the age of 40, and that there is no Outstanding Loan.

A Contract with a $100,000 Face Amount will have a Death Benefit of $100,000. However, because the Death Benefit must be equal to or greater than 265% of Contract Value, if the Contract Value exceeds $37,740 the Death Benefit will exceed the $100,000 Face Amount. In this example, each dollar of Contract Value above $37,740 will increase the Death Benefit by $2.65. For example, a Contract with a Contract Value of $50,000 will have a guideline minimum sum insured of $132,500 ($50,000 X 2.65); Contract Value of $60,000 will produce a guideline minimum sum insured of $159,000 ($60,000 X 2.65); and Contract Value of $75,000 will produce a guideline minimum sum insured of $198,750 ($75,000 X 2.65).

Similarly, if Contract Value exceeds $37,740, each dollar taken out of Contract Value will reduce the Death Benefit by $2.65. If, for example, the Contract Value is reduced from $60,000 to $50,000 because of partial withdrawals, charges or negative investment performance, the Death Benefit will be reduced from $159,000 to $132,500. If, however, the Contract Value multiplied by the applicable percentage from the table in Appendix A is less than the Face Amount, the Death Benefit will equal the Face Amount.

The applicable percentage becomes lower as the Insured's age increases. If the Insured's age in the above example were, for example, 50 (rather than between zero and 40), the applicable percentage would be 200%. The Death Benefit would not exceed the $100,000 Face Amount unless the Contract Value exceeded $50,000 (rather than $37,740), and each dollar then added to or taken from Contract Value would change the Death Benefit by $2.00.

CONTRACT VALUE

The Contract Value is the total value of your Contract. It is the SUM of:

    - Your accumulation in the Fixed Account; PLUS

    - The value of your Units in the Sub-Accounts.

There is no guaranteed minimum Contract Value. The Contract Value on any date depends on variables that cannot be predetermined.

Your Contract Value is affected by the:

    - Amount of your payment(s);

    - Interest credited in the Fixed Account;

    - Investment performance of the Funds you select;

    - Partial withdrawals;

    - Loans, loan repayments and loan interest paid or credited; and

    - Charges and deductions under the Contract.

COMPUTING CONTRACT VALUE -- We compute the Contract Value on the Date of Issue and on each Valuation Date. On the Date of Issue, the Contract Value is:

    - Your payment plus any interest earned during the period it was allocated to the Fixed Account (see "The Contract -- Application for a Contract"); MINUS

    - The Monthly Deductions due.

On each Valuation Date after the Date of Issue, the Contract Value is the SUM of:

    - Accumulations in the Fixed Account; PLUS

    - The SUM of the PRODUCTS of:

       - The number of Units in each Sub-Account; TIMES

       - The value of a Unit in each Sub-Account on the Valuation Date.

THE UNIT -- We allocate each payment to the Sub-Accounts you selected. We credit allocations to the Sub-Accounts as Units. Units are credited separately for each Sub-Account.

The number of Units of each Sub-Account credited to the Contract is the QUOTIENT of:

    - That part of the payment allocated to the Sub-Account; DIVIDED BY

    - The dollar value of a Unit on the Valuation Date the payment is received at our Principal Office.

The number of Units will remain fixed unless changed by a split of Unit value, transfer, loan, partial withdrawal or surrender. Also, Monthly Deductions taken from a Sub-Account will result in cancellation of Units equal in value to the amount deducted.

The dollar value of a Unit of a Sub-Account varies from Valuation Date to Valuation Date based on the investment experience of that Sub-Account. This investment experience reflects the investment performance, expenses and charges of the Fund in which the Sub-Account invests. The value of each Unit was set at $1.00 on the first Valuation Date of each Sub-Account.

The value of a Unit on any Valuation Date is the PRODUCT of:

    - The dollar value of the Unit on the preceding Valuation Date; TIMES

    - The Net Investment Factor.

NET INVESTMENT FACTOR -- The net investment factor measures the investment performance of a Sub-Account during the Valuation Period just ended. The net investment factor for each Sub-Account is the result of:

    - The net asset value per share of a Fund held in the Sub-Account determined at the end of the current Valuation Period; PLUS

    - The per share amount of any dividend or capital gain distributions made by the Fund on shares in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period; DIVIDED BY

    - The net asset value per share of a Fund share held in the Sub-Account determined as of the end of the immediately preceding Valuation Period; MINUS

    - The mortality and expense risk charge for each day in the Valuation Period, currently at an annual rate of 0.90% of the daily net asset value of that Sub-Account.

The net investment factor may be greater or less than one.

PAYMENT OPTIONS

The Net Death Benefit payable may be paid in a single sum or under one or more of the payment options then offered by the Company. See "APPENDIX C -- PAYMENT OPTIONS." These payment options also are available at the Final Payment Date or if the Contract is surrendered. If no election is made, we will pay the Net Death Benefit in a single sum.

OPTIONAL INSURANCE BENEFITS

You may add an optional insurance benefit to the Contract by rider, as described in APPENDIX B -- OPTIONAL INSURANCE BENEFITS.

SURRENDER

You may surrender the Contract and receive its Surrender Value. The Surrender Value is:

    - The Contract Value; MINUS

    - Any Outstanding Loan and surrender charges.

We will compute the Surrender Value on the Valuation Date on which we receive the Contract with a Written Request for surrender. We will deduct a surrender charge if you surrender the Contract within 10 full Contract years of the Date of Issue. See CHARGES AND DEDUCTIONS -- "Surrender Charge."

The Surrender Value may be paid in a lump sum or under a payment option then offered by us. See APPENDIX C -- PAYMENT OPTIONS. We will normally pay the Surrender Value within seven days following our receipt of Written Request. We may delay benefit payments under the circumstances described in OTHER CONTRACT PROVISIONS -- "Delay of Benefit Payments."

For important tax consequences of a surrender, see "FEDERAL TAX CONSIDERATIONS."

PARTIAL WITHDRAWAL

You may withdraw part of the Contract Value of your Contract on Written Request. Your Written Request must state the dollar amount you wish to receive. You may allocate the amount withdrawn among the Sub-Accounts and the Fixed Account. If you do not provide allocation instructions, we will make a Pro-rata Allocation. Each partial withdrawal must be at least $1,000. We will not allow a partial withdrawal if it would reduce the Contract Value below $25,000. The Face Amount is reduced proportionately based on the ratio of the amount of the partial withdrawal and charges to the Contract Value on the date of withdrawal.

On a partial withdrawal from a Sub-Account, we will cancel the number of Units equal in value to the amount withdrawn. The amount withdrawn will be the amount you requested plus the partial withdrawal costs and any applicable surrender fee. See CHARGES AND DEDUCTIONS -- "Surrender Charges" and CHARGES AND DEDUCTIONS -- "Partial Withdrawal Costs." We will normally pay the partial withdrawal within seven days following our receipt of the written request. We may delay payment as described in OTHER CONTRACT PROVISIONS -- "Delay of Benefit Payments."

For important tax consequences of partial withdrawals, see FEDERAL TAX CONSIDERATIONS.

                             CHARGES AND DEDUCTIONS

The following charges will apply to your Contract under the circumstances described. Some of these charges apply throughout the Contract's duration.

No surrender charges or partial withdrawal charges are imposed, and no commissions are paid where the Insured as of the date of application is within the following class of individuals:

- All employees of First Allmerica and its affiliates and subsidiaries located at First Allmerica's home office (or at off-site locations if such employees are on First Allmerica's home office payroll); all Directors of First Allmerica and its affiliates and subsidiaries, all employees and registered representatives of any broker-dealer that has entered into a sales agreement with us or Allmerica Investments, Inc. to sell the Contracts and any spouses or children of the above persons.

MONTHLY DEDUCTIONS

On the Monthly Processing Date, the Company will deduct an amount to cover charges and expenses incurred in connection with the Contract. This Monthly Deduction will be deducted by subtracting values from the Fixed Account accumulation and/or canceling Units from each applicable Sub-Account in the ratio that the Contract Value in the Sub-Account bears to the Contract Value. The amount of the Monthly Deduction will vary from month to month. If the Contract Value is not sufficient to cover the Monthly Deduction which is due, the Contract may lapse. (See CONTRACT TERMINATION AND REINSTATEMENT.) The Monthly Deduction is comprised of the following charges:

- MAINTENANCE FEE: The Company will make a deduction of $2.50 from any Contract with less than $100 in Contract Value to cover charges and expenses incurred in connection with the Contract. This charge is to reimburse the Company for expenses related to issuance and maintenance of the Contract. The Company does not intend to profit from this charge.

- ADMINISTRATION CHARGE: The Company imposes a monthly charge at an annual rate of 0.20% of the Contract Value. This charge is to reimburse us for administrative expenses incurred in the administration of the Contract. It is not expected to be a source of profit.

- MONTHLY INSURANCE PROTECTION CHARGE: Immediately after the Contract is issued, the Death Benefit will be greater than the payment. While the Contract is in force, prior to the Final Payment Date, the Death Benefit will generally be greater than the Contract Value. To enable us to pay this excess of the Death Benefit over the Contract Value, a monthly cost of insurance charge is deducted. This charge varies depending on the type of Contract and the Underwriting Class. In no event will the current deduction for the cost of insurance exceed the guaranteed maximum insurance protection rates set forth in the Contract. These guaranteed rates are based on the Commissioners 1980 Standard Ordinary Mortality Tables, Tobacco User or Non-Tobacco User (Mortality Table B for unisex Contracts and Mortality Table D for Second-to-Die Contracts) and the Insured's sex and Age. The Tables used for this purpose set forth different mortality estimates for males and females and for tobacco user and non-tobacco user. Any change in the insurance protection rates will apply to all Insureds of the same Age, sex and Underwriting Class whose Contracts have been in force for the same period.

  The Underwriting Class of an Insured will affect the insurance protection rate. We currently place Insureds into standard Underwriting Classes and non-standard Underwriting Classes. The Underwriting Classes are also divided into two categories: tobacco user and non-tobacco user. We will place Insureds under the age of 18 at the Date of Issue in a standard or non-standard Underwriting Class. We will then classify the Insured as a non-tobacco user.

- DISTRIBUTION EXPENSE: During the first ten Contract years, we make a monthly deduction to compensate for a portion of the sales expenses which are incurred by us with respect to the Contracts. This charge is equal to an annual rate of 0.90% of the Contract Value.

- FEDERAL & STATE PAYMENT TAX CHARGE: During the first Contract year, we make a monthly deduction to partially compensate the Company for the increase in federal tax liability from the application of Section 848 of the Internal Revenue Code and to offset a portion of the average premium tax the Company is expected to pay to various state and local jurisdictions. This charge is equal to an annual rate of 1.50% of the Contract Value. The Company does not intend to profit from the premium tax portion of this charge.

- DAILY DEDUCTIONS: We assess each Sub-Account with a charge for mortality and expense risks we assume. Fund expenses are also reflected in the Variable Account.

- MORTALITY AND EXPENSE RISK CHARGE: We impose a daily charge at a current annual rate of 0.90% of the average daily net asset value of each Sub-Account. This charge compensates us for assuming mortality and expense risks for variable interests in the Contracts.

  The mortality risk we assume is that Insureds may live for a shorter time than anticipated. If this happens, we will pay more Net Death Benefits than anticipated. The expense risk we assume is that the expenses incurred in issuing and administering the Contracts will exceed those compensated by the maintenance fee and administration charges in the Contracts. If the charge for mortality and expense risks is not sufficient to cover mortality experience and expenses, we will absorb the losses. If the charge turns out to be higher than mortality and expense risk expenses, the difference will be a profit to us. If the charge provides us with a profit, the profit will be available for our use to pay distribution, sales and other expenses.

- FUND EXPENSES: The value of the Units of the Sub-Accounts will reflect the investment advisory fee and other expenses of the Funds whose shares the Sub-Accounts purchase. The prospectuses and statements of additional information of the Funds contain more information concerning the fees and expenses.

No charges are currently made against the Sub-Accounts for federal or state income taxes. Should income taxes be imposed, we may make deductions from the Sub-Accounts to pay the taxes. See FEDERAL TAX CONSIDERATIONS.

SURRENDER CHARGE

The Contract's contingent surrender charge is a deferred sales charge and an unrecovered payment tax charge. The deferred sales charge compensates us for distribution expenses, including commissions to our representatives, advertising and the printing of prospectuses and sales literature.

Contract Year*          1        2        3        4        5        6        7        8        9       10+
Surrender Charge      10.00%    9.25%    8.50%    7.75%    7.00%    6.25%    4.75%    3.25%    1.50%       0%

The surrender charge applies for ten Contract years. We impose the surrender charge only if, during its duration, you request a full surrender or a partial withdrawal in excess of the free withdrawal amount.

* For a Contract that lapses and reinstates, see REINSTATEMENT.

PARTIAL WITHDRAWAL COSTS

For each partial withdrawal, we deduct a transaction fee of 2.0% of the amount withdrawn, not to exceed $25. This fee is intended to reimburse us for the cost of processing the withdrawal.

A partial withdrawal charge may also be deducted from Contract Value. However, in any Contract year, you may withdraw, without a partial withdrawal charge, up to:

    - 10% of the Contract Value; MINUS

    - The total of any prior free withdrawals in the same Contract year ("Free 10% Withdrawal.")

The right to make the Free 10% Withdrawal is not cumulative from Contract year to Contract year. For example, if only 8% of Contract Value were withdrawn in the second Contract year, the amount you could withdraw in future Contract years would not be increased by the amount you did not withdraw in the second Contract year.

We impose any applicable surrender charge on any withdrawal greater than the Free 10% Withdrawal.

TRANSFER CHARGES

The first 12 transfers in a Contract year are free. After that, we may deduct a transfer charge not to exceed $25 from amounts transferred in that Contract year. This charge reimburses us for the administrative costs of processing the transfer.

If you apply for automatic transfers, the first automatic transfer counts as one transfer. Each future automatic transfer is without charge and does not reduce the remaining number of transfers that may be made without charge.

Each of the following transfers of Contract Value from the Sub-Accounts to the Fixed Account is free and does not count as one of the 12 free transfers in a Contract year:

    - A conversion within the first 24 months from Date of Issue;

    - A transfer to the Fixed Account to secure a loan; and

    - A transfer from the Fixed Account as a result of a loan repayment.

                                 CONTRACT LOANS

You may borrow money secured by your Contract Value, both during and after the first Contract year. The total amount you may borrow is the Loan Value. The Loan Value is 90% of the Surrender Value. Contract Value equal to the Outstanding Loan will earn monthly interest in the Fixed Account at an annual rate of at least 4.0%.

The minimum loan amount is $1,000. The maximum loan is the Loan Value minus any Outstanding Loan. We will usually pay the loan within seven days after we receive the Written Request. We may delay the payment of loans as stated in OTHER CONTRACT PROVISIONS -- "Delay of Payments."

We will allocate the loan among the Sub-Accounts and the Fixed Account according to your instructions. If you do not make an allocation, we will make a Pro-rata Allocation. We will transfer Contract Value in each Sub-Account equal to the Contract loan to the Fixed Account. We will not count this transfer as a transfer subject to the transfer charge.

PREFERRED LOAN OPTION

Any portion of the Outstanding Loan that represents earnings in this Contract, a loan from an exchanged life insurance policy that was as carried over to this Contract or the gain in the exchanged life insurance policy that was carried over to this Contract may be treated as a preferred loan. The available percentage of the gain carried over from an exchanged policy less any policy loan carried over which will be eligible for preferred loan treatment is as follows:

Beginning of            1        2        3        4        5        6        7        8        9        10       11
Contract Year         ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------

Unloaned Gain             0%      10%      20%      30%      40%      50%      60%      70%      80%      90%     100%
Available

The guaranteed annual interest rate credited to the Contract Value securing a preferred loan will be at least 5.5%.

LOAN INTEREST CHARGED

Interest accrues daily at the annual rate of 6.0%. Interest is due and payable in arrears at the end of each Contract year or for as short a period as the loan may exist. Interest not paid when due will be added to the Outstanding Loan by transferring Contract Value equal to the interest due to the Fixed Account. The interest due will bear interest at the same rate.

REPAYMENT OF OUTSTANDING LOAN

You may pay any loans before Contract lapse. We will allocate that part of the Contract Value in the Fixed Account that secured a repaid loan to the Sub-Accounts and Fixed Account according to your instructions. If you do not make a repayment allocation, we will allocate Contract Value according to your most recent payment allocation instructions. However, loan repayments allocated to the Variable Account cannot exceed Contract Value previously transferred from the Variable Account to secure the outstanding loan.

If the Outstanding Loan exceeds the Contract Value less the surrender charge, the Contract will terminate. We will mail a notice of termination to the last known address of you and any assignee. If you do not make sufficient payment within 62 days after this notice is mailed, the Contract will terminate with no value. See CONTRACT TERMINATION AND REINSTATEMENT.

EFFECT OF CONTRACT LOANS

Contract loans will permanently affect the Contract Value and Surrender Value, and may permanently affect the Death Benefit. The effect could be favorable or unfavorable, depending on whether the investment performance of the Sub-Accounts is less than or greater than the interest credited to the Contract Value in the Fixed Account that secures the loan. We will deduct any Outstanding Loan from the proceeds payable when the Insured dies or from a surrender.

                     CONTRACT TERMINATION AND REINSTATEMENT

TERMINATION

Unless the Guaranteed Death Benefit Rider is in effect, the Contract will terminate if on a Monthly Processing Date the Surrender Value is less than $0 (zero.) If this situation occurs, the Contract will be in default. You will then have a grace period of 62 days, measured from the date of default, to make a payment sufficient to prevent termination. On the date of default, we will send a notice to you and to any assignee of record. The notice will state the payment due and the date by which it must be paid. Failure to make a sufficient payment within the grace period will result in the Contract terminating without value. If the Insured dies during the grace period, we will deduct from the Net Death Benefit any overdue charges. See THE CONTRACT -- "Guaranteed Death Benefit Rider."

REINSTATEMENT

A terminated Contract may be reinstated within three years of the date of default and before the Final Payment Date. The reinstatement takes effect on the Monthly Processing Date following the date you submit to us:

    - Written application for reinstatement;

    - Evidence of Insurability showing that the Insured is insurable according to our current underwriting rules;

    - A payment that is large enough to cover the cost of all Contract charges that were due and unpaid during the grace period;

    - A payment that is large enough to keep the Contract in force for three months; and

    - A payment or reinstatement of any loan against the Contract that existed at the end of the grace period.

Contracts which have been surrendered may not be reinstated. The Guaranteed Death Benefit Rider may not be reinstated.

SURRENDER CHARGE -- For the purpose of measuring the surrender charge period, the Contract will be reinstated as of the date of default. The surrender charge on the date of reinstatement is the surrender charge that would have been in effect on the date of default.

CONTRACT VALUE ON REINSTATEMENT -- The Contract Value on the date of reinstatement is:

    - The payment made to reinstate the Contract and interest earned from the date the payment was received at our Principal Office; PLUS

    - The Contract Value less any Outstanding Loan on the date of default; MINUS

    - The Monthly Deductions due on the date of reinstatement.

You may reinstate any Outstanding Loan.

                           OTHER CONTRACT PROVISIONS

CONTRACT OWNER

The Contract Owner named on the specifications page of the Contract is the Insured unless another Contract Owner has been named in the application. As Contract Owner, you are entitled to exercise all rights under your Contract while the Insured is alive, with the consent of any irrevocable Beneficiary.

BENEFICIARY

The Beneficiary is the person or persons to whom the Net Death Benefit is payable on the Insured's death. Unless otherwise stated in the Contract, the Beneficiary has no rights in the Contract before the Insured dies. While the Insured is alive, you may change the Beneficiary, unless you have declared the Beneficiary to be irrevocable. If no Beneficiary is alive when the Insured dies, the Contract Owner (or the Contract Owner's estate) will be the Beneficiary. If more than one Beneficiary is alive when the Insured dies, we will pay each Beneficiary in equal shares, unless you have chosen otherwise. Where there is more than one Beneficiary, the interest of a Beneficiary who dies before the Insured will pass to surviving Beneficiaries proportionally, unless the Contract Owner has requested otherwise.

ASSIGNMENT

You may assign a Contract as collateral or make an absolute assignment. All Contract rights will be transferred as to the assignee's interest. The consent of the assignee may be required to make changes in payment allocations, make transfers or to exercise other rights under the Contract. We are not bound by an assignment or release thereof, unless it is in writing and recorded at our Principal Office. When recorded, the assignment will take effect on the date the Written Request was signed. Any rights the assignment creates will be subject to any payments we made or actions we took before the assignment is recorded. We are not responsible for determining the validity of any assignment or release.

THE FOLLOWING CONTRACT PROVISIONS MAY VARY BY STATE.

LIMIT ON RIGHT TO CHALLENGE THE CONTRACT

We cannot challenge the validity of your Contract if the Insured was alive after the Contract had been in force for two years from the Date of Issue.

SUICIDE

The Net Death Benefit will not be paid if the Insured commits suicide within two years from the Date of Issue. Instead, we will pay the Beneficiary all payments made for the Contract, without interest, less any Outstanding Loan and partial withdrawals.

MISSTATEMENT OF AGE OR SEX

If the Insured's Age or sex is not correctly stated in the Contract application, we will adjust the Death Benefit and the Face Amount under the Contract to reflect the correct Age and sex. The adjustment will be based upon the ratio of the maximum payment for the Contract to the maximum payment for the Contract issued for the correct Age or sex. We will not reduce the Death Benefit to less than the Guideline Minimum Sum Insured. For a unisex Contract, there is no adjusted benefit for misstatement of sex.

DELAY OF PAYMENTS

We may delay paying any amounts derived from a payment you made by check until the check has cleared your bank. Amounts payable from the Variable Account for surrender, partial withdrawals, Net Death Benefit, Contract loans and transfers may be postponed whenever:

    - The New York Stock Exchange is closed other than customary weekend and holiday closings;

    - The SEC restricts trading on the New York Stock Exchange; or

    - The SEC determines an emergency exists, so that disposal of securities is not reasonably practicable or it is not reasonably practicable to compute the value of the Variable Account's net assets.

We reserve the right to defer amounts payable from the Fixed Account. This delay may not exceed six months. However, if payment is delayed for 30 days or more, we will pay interest at least equal to an effective annual yield of 3.0% per year for the deferment. Amounts from the Fixed Account used to make payments on Contracts that we or our affiliates issue will not be delayed.

                           FEDERAL TAX CONSIDERATIONS

The following summary of federal tax considerations is based on our understanding of the present federal income tax laws as they are currently interpreted. Legislation may be proposed which, if passed, could adversely and possibly retroactively affect the taxation of the Contracts. This summary is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. We do not address tax provisions that may apply if the Contract Owner is a corporation or the Trustee of an employee benefit plan. You should consult a qualified tax adviser to apply the law to your circumstances.

THE COMPANY AND THE VARIABLE ACCOUNT

The Company is taxed as a life insurance company under Subchapter L of the Internal Revenue Code. We file a consolidated tax return with our parent and affiliates. We do not currently charge for any income tax on the earnings or realized capital gains in the Variable Account. We do not currently charge for federal income taxes with respect to the Variable Account. A charge may apply in the future for any federal income taxes we incur. The charge may become necessary, for example, if there is a change in our tax status. Any charge would be designed to cover the federal income taxes on the investment results of the Variable Account.

Under current laws, the Company may incur state and local taxes besides premium taxes. These taxes are not currently significant. If there is a material change in these taxes affecting the Variable Account, we may charge for taxes paid or for tax reserves.

TAXATION OF THE CONTRACTS

We believe that the Contracts described in this prospectus are life insurance contracts under Section 7702 of the Code. Section 7702 affects the taxation of life insurance contracts and places limits on the total amount of premiums and on the relationship of the Contract Value to the Death Benefit. As a life insurance contract, the Net Death Benefit of the contract is excludable from the gross income of the Beneficiary. Also, any increase in Contract Value is not taxable until received by you or your designee. Although the Company believes the Contracts are in compliance with Section 7702 of the Code, the manner in which Section 7702 should be applied to a last survivorship life insurance contract is not directly addressed by Section 7702. In absence of final regulations or other guidance issued under Section 7702, there is necessarily some uncertainty whether a Contract will meet the Section 7702 definition of a life insurance Contract. This is true particularly if the Contract Owner pays the full amount of payments permitted under the Contract. A Contract Owner contemplating the payment of such amounts should do so only after consulting a tax advisor. If a Contract were determined not to be a life insurance contract under Section 7702, it would not have most of the tax advantages normally provided by a life insurance contract.

MODIFIED ENDOWMENT CONTRACTS

A life insurance contract is treated as a "modified endowment contract" under
Section 7702A of the Code if it meets the definition of life insurance in
Section 7702 but fails the "seven-pay test" of Section 7702A. The seven-pay test provides that payments can not be paid at a rate more rapidly than allowed by the payment of seven annual payments using specified computational rules provided in Section 7702A.

If the Contract is considered a modified endowment contract, distributions (including Contract loans, partial withdrawals, surrenders and assignments) will be taxed on an "income-first" basis and includible in gross income to the extent that the Surrender Value exceeds the Contract Owner's investment in the Contract. Any other amounts will be treated as a return of capital up to the Contract Owner's basis in the Contract. A 10% tax is imposed on that part of any distribution that is includible in income, unless the distribution is:

    - Made after the taxpayer becomes disabled;

    - Made after the taxpayer attains age 59 1/2; OR

    - Part of a series of substantially equal periodic payments for the taxpayer's life or life expectancy or joint life expectancies of the taxpayer and beneficiary.

The Company has designed this Contract to meet the definition of a modified endowment contract.

Any contract received in exchange for a modified endowment contract will also be a modified endowment contract. However, an exchange under Section 1035 of the Code of (1) a life insurance contract entered into before June 21, 1988 or (2) a life insurance contract that is not itself a modified endowment contract, will not cause the new Contract to be treated as a modified endowment contract if no additional payments are paid and there is no increase in the death benefit as a result of the exchange.

All modified endowment contracts issued by the same insurance company to the same Contract Owner during any 12-month period will be treated as a single modified endowment contract in computing taxable distributions.

CONTRACT LOANS

Consumer interest paid on Contract loans under an individually owned Contract is not tax deductible. A business may deduct interest on loans up to $50,000 subject to a prescribed maximum amount, provided that the Insured is a "key person" of that business. The Code defines "key person" to mean an officer or a 20% owner.

Federal tax law requires that the investment of each Sub-Account funding the Contracts is adequately diversified according to Treasury regulations. Although we do not have control over the investments of the Funds, we believe that the Funds currently meet the Treasury's diversification requirements. We will monitor continued compliance with these requirements.

The Treasury Department has announced that previous regulations on diversification do not provide guidance concerning the extent to which Contract Owners may direct their investments to divisions of a separate investment account. Regulations may provide guidance in the future. The Contracts or our administrative rules may be modified as necessary to prevent a Contract Owner from being considered the owner of the assets of the Variable Account.

                                 VOTING RIGHTS

Where the law requires, we will vote Fund shares that each Sub-Account holds according to instructions received from Contract Owners with Contract Value in the Sub-Account. If, under the 1940 Act or its rules, we may vote shares in our own right, whether or not the shares relate to the Contracts, we reserve the right to do so.

We will provide each person having a voting interest in a Fund with proxy materials and voting instructions. We will vote shares held in each Sub-Account for which no timely instructions are received in proportion to all instructions received for the Sub-Account. We will also vote in the same proportion our shares held in the Variable Account that do not relate to the Contracts.

We will compute the number of votes that a Contract Owner has the right to instruct on the record date established for the Fund. This number is the quotient of:

    - Each Contract Owner's Contract Value in the Sub-Account; divided by

    - The net asset value of one share in the Fund in which the assets of the Sub-Account are invested.

We may disregard voting instructions Contract Owners initiate in favor of any change in the investment policies or in any investment adviser or principal underwriter. Our disapproval of any change must be reasonable. A change in investment policies or investment adviser must be based on a good faith determination that the change would be contrary to state law or otherwise is improper under the objectives and purposes of the Funds. If we do disregard voting instructions, we will include a summary of and reasons for that action in the next report to Contract Owners.

                DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

NAME AND POSITION                       PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
------------------------------------  --------------------------------------------------
Bruce C. Anderson                     Director of First Allmerica since 1996; Vice
  Director                              President, First Allmerica since 1984

Abigail M. Armstrong                  Secretary of First Allmerica since 1996; Counsel,
  Secretary and Counsel                 First Allmerica since 1991

Robert E. Bruce                       Director and Chief Information Officer of First
  Director and Chief Information        Allmerica since 1997; Vice President of First
  Officer                               Allmerica since 1995; Corporate Manager, Digital
                                        Equipment Corporation 1979 to 1995

John P. Kavanaugh                     Director and Chief Investment Officer of First
  Director, Vice President and Chief    Allmerica since 1996; Vice President, First
  Investment Officer                    Allmerica since 1991

John F. Kelly                         Director of First Allmerica since 1996; General
  Director, Vice President and          Counsel since 1981; Senior Vice President
  General Counsel                       since1986, and Assistant Secretary, First
                                        Allmerica since 1991

J. Barry May                          Director of First Allmerica since 1996; Director
  Director                              and President, The Hanover Insurance Company
                                        since 1996; Vice President, The Hanover
                                        Insurance Company, 1993 to 1996; General
                                        Manager, The Hanover Insurance Company 1989 to
                                        1993

James R. McAuliffe                    Director of First Allmerica since 1996; Director
  Director                              of Citizens Insurance Company of America since
                                        1992; President since 1994 and CEO since 1996;
                                        Vice President, First Allmerica 1982 to 1994 and
                                        Chief Investment Officer, First Allmerica 1986
                                        to 1994.

John F. O'Brien                       Director, Chairman of the Board, President and
  Director and Chairman of the Board    Chief Executive Officer, First Allmerica since
                                        1989

Edward J. Parry, III                  Director and Chief Financial Officer of First
  Director, Vice President, Chief       Allmerica since 1996; Vice President and
  Financial Officer, and Treasurer      Treasurer, First Allmerica since 1993

Richard M. Reilly                     Director of First Allmerica since 1996; Vice
  Director, President and Chief         President, First Allmerica since 1990; Director,
  Executive Officer                     Allmerica Investments, Inc. since 1990; Director
                                        and President, Allmerica Financial Investment
                                        Management Services, Inc. since 1990

Robert P. Restrepo, Jr.               Director and Vice President of First Allmerica
  Director                              since May, 1998; Chief Executive Officer,
                                        Travelers Property & Casualty Group, 1996 to
                                        1998; Senior Vice President, Aetna Life &
                                        Casualty Company, 1993 to 1996.

Eric A. Simonsen                      Director of First Allmerica since 1996; Vice
  Director and Vice President           President, First Allmerica since 1990; Chief
                                        Financial Officer, First Allmerica 1990 to 1996

Phillip E. Soule                      Director of First Allmerica since 1996; Vice
  Director                              President, First Allmerica since 1987

                                  DISTRIBUTION

Allmerica Investments, Inc., an indirect wholly-owned subsidiary of First Allmerica, acts as the principal underwriter and general distributor of the Contracts. Allmerica Investments, Inc. is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Broker-dealers sell the Contracts through their registered representatives who are appointed by us.

The Company pays commissions not to exceed 7.5% of the payment to broker-dealers which sell the Contracts. Alternative commission schedules are available with lower initial commission amounts, plus ongoing annual compensation of up to 1.00% of Contract Value. To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

We intend to recoup commissions and other sales expenses through a combination of the contingent surrender charge and investment earnings on amounts allocated under the Contracts to the Fixed Account. Commissions paid on the Contracts, including other incentives or payments, are not charged to Contract Owners or to the Separate Account.

                                    REPORTS

We will maintain the records for the Variable Account. We will promptly send you statements of transactions under your Contract, including:

    - Payments;

    - Transfers among Sub-Accounts and the Fixed Account;

    - Partial withdrawals;

    - Increases in loan amount or loan repayments;

    - Lapse or termination for any reason; and

    - Reinstatement.

We will send an annual statement to you that will summarize all of the above transactions and deductions of charges during the Contract year. It will also set forth the status of the Death Benefit, Contract Value, Surrender Value, amounts in the Sub-Accounts and Fixed Account, and any Contract loans. We will send you reports containing financial statements and other information for the Variable Account and the Funds as the 1940 Act requires.

                                    SERVICES

The Company receives fees from the investment advisers or other service providers of certain Underlying Funds in return for providing certain services to Contract Owners. Currently, the Company receives service fees with respect to the Fidelity VIP Equity-Income Portfolio, Fidelity VIP Growth Portfolio, and Fidelity VIP High Income Portfolio, at an annual rate of 0.10% of the aggregate net asset value, respectively, of the shares held by the Variable Account. With respect to the T. Rowe Price International Stock Portfolio, the Company receives service fees at an annual rate of 0.15% per annum of the aggregate net asset value of shares held by the Variable Account. The Company may in the future render services for which it will receive compensation from the investment advisers or other service providers of other Underlying Funds.

                               LEGAL PROCEEDINGS

There are no pending legal proceedings to which the Variable Account is a party, or to which the assets of the Variable Account are subject. The Company is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Variable Account.

               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

We reserve the right, subject to law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts. We may redeem the shares of a Fund and substitute shares of another registered open-end management company, if:

    - The shares of the Fund are no longer available for investment; or

    - In our judgment further investment in the Fund would be improper based on the purposes of the Variable Account or the affected Sub-Account.

Where the 1940 Act or other law requires, we will not substitute any shares respecting a Contract interest in a Sub-Account without notice to Contract Owners and prior approval of the SEC and state insurance authorities. The Variable Account may, as the law allows, purchase other securities for other contracts or allow a conversion between contracts on a Contract Owner's request.

We reserve the right to establish additional Sub-Accounts funded by a new fund or by another investment company. Subject to law, we may, in our sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts.

Shares of the Funds are issued to other separate accounts of the Company and its affiliates that fund variable annuity contracts ("mixed funding.") Shares of the Portfolios of Fidelity VIP and T. Rowe are also issued to other unaffiliated insurance companies ("shared funding.") It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life contract owners or variable annuity contract owners. The Company and the Funds do not believe that mixed funding is currently disadvantageous to either variable life insurance contract owners or variable annuity contract owners. The Company will monitor events to identify any material conflicts among contract owners because of mixed funding. If the Company concludes that separate funds should be established for variable life and variable annuity separate accounts, we will bear the expenses.

We may change the Contract to reflect a substitution or other change and will notify Contract Owners of the change. Subject to any approvals the law may require, the Variable Account or any Sub-Accounts may be:

    - Operated as a management company under the 1940 Act;

    - Deregistered under the 1940 Act if registration is no longer required; or

    - Combined with other Sub-Accounts or our other separate accounts.

                              FURTHER INFORMATION

We have filed a registration statement under the Securities Act of 1933 ("1933 Act") for this offering with the SEC. Under SEC rules and regulations, we have omitted from this prospectus parts of the registration statement and amendments. Statements contained in this prospectus are summaries of the Contract and other legal documents. The complete documents and omitted information may be obtained from the SEC's principal office in Washington, D.C., on payment of the SEC's prescribed fees.

                    MORE INFORMATION ABOUT THE FIXED ACCOUNT

This prospectus serves as a disclosure document only for the aspects of the Contract relating to the Variable Account. For complete details on the Fixed Account, read the Contract itself. The Fixed Account and other interests in the General Account are not regulated under the 1933 Act or the 1940 Act because of exemption and exclusionary provisions. 1933 Act provisions on the accuracy and completeness of statements made in prospectuses may apply to information on the fixed part of the Contract and the Fixed Account. The SEC has not reviewed the disclosures in this section of the prospectus.

GENERAL DESCRIPTION

You may allocate part or all of your payment to accumulate at a fixed rate of interest in the Fixed Account. The Fixed Account is a part of our General Account. The General Account is made up of all of our general assets other than those allocated to any separate account. Allocations to the Fixed Account become part of our General Account assets and are used to support insurance and annuity obligations.

FIXED ACCOUNT INTEREST

We guarantee amounts allocated to the Fixed Account as to principal and a minimum rate of interest. The minimum interest we will credit on amounts allocated to the Fixed Account is 4.0% compounded annually. "Excess interest" may or may not be credited at our sole discretion. We will guarantee initial rates on amounts allocated to the Fixed Account, either as a payment or a transfer, to the next Contract anniversary.

TRANSFERS, SURRENDERS, PARTIAL WITHDRAWALS AND CONTRACT LOANS

If a Contract is surrendered or if a partial withdrawal is made, a surrender charge and/or partial withdrawal charge may be imposed. We deduct partial withdrawals from Contract Value allocated to the Fixed Account on a last-in/first out basis.

The first 12 transfers in a Contract year are free. After that, we may deduct a transfer charge not to exceed $25 for each transfer in that Contract year. The transfer privilege is subject to our consent and to our then current rules.

Contract loans may also be made from the Contract Value in the Fixed Account. We will credit that part of the Contract Value that is equal to any Outstanding Loan with interest at an effective annual yield of at least 4.0% (5.5% for preferred loans).

We may delay transfers, surrenders, partial withdrawals, Net Death Benefits and Contract loans up to six months. However, if payment is delayed for 30 days or more, we will pay interest at least equal to an effective annual yield of 3.0% per year for the deferment. Amounts from the Fixed Account used to make payments on Contracts that we or our affiliates issue will not be delayed.

                            INDEPENDENT ACCOUNTANTS

The financial statements of the Company as of December 31, 1997 and 1996 and for each of the two years in the period ended December 31, 1997, included in this prospectus constituting part of the Registration Statement, have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the Company included herein should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts.

                              FINANCIAL STATEMENTS

Financial Statements for the Company are included in this Prospectus, starting on the next page. The financial statements of the Company should be considered only as bearing on our ability to meet our obligations under the Contract. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                              FINANCIAL STATEMENTS

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

 (UNAUDITED)
 THREE MONTHS ENDED MARCH 31,
 (IN MILLIONS)                                           1998        1997
 --------------------------------------------------     ------      -------
 REVENUES
   Premiums........................................     $  0.4      $   8.0
     Universal life and investment product policy
       fees........................................       61.9         49.9
     Net investment income.........................       38.7         42.3
     Net realized investment gains (losses)........       17.1         (1.7)
     Other income..................................        0.9          0.1
                                                        ------      -------
         Total revenues............................      119.0         98.6
                                                        ------      -------
 BENEFITS, LOSSES AND EXPENSES
     Policy benefits, claims, losses and loss
       adjustment expenses.........................       40.0         49.2
     Policy acquisition expenses...................       16.8         13.8
     Loss from cession of disability income
       business....................................       --           53.9
     Other operating expenses......................       25.4         23.4
                                                        ------      -------
         Total benefits, losses and expenses.......       82.2        140.3
                                                        ------      -------
 Income (loss) before federal income taxes.........       36.8        (41.7)
                                                        ------      -------
 FEDERAL INCOME TAX EXPENSE (BENEFIT)
     Current.......................................       14.2        (16.2)
     Deferred......................................       (1.1)         1.8
                                                        ------      -------
         Total federal income tax expense
           (benefit)...............................       13.1        (14.4)
                                                        ------      -------
 Net income (loss).................................       23.7        (27.3)

 OTHER COMPREHENSIVE (LOSS)
   Net (depreciation) on available for sale
     securities....................................       (5.9)       (16.4)
   Benefit for deferred federal income taxes.......        2.1          5.8
                                                        ------      -------
         Other comprehensive (loss)................       (3.8)       (10.6)
                                                        ------      -------
 Comprehensive income (loss).......................     $ 19.9      $ (37.9)
                                                        ------      -------
                                                        ------      -------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

 (UNAUDITED)
 THREE MONTHS ENDED MARCH 31,
 (IN MILLIONS)                                           1998         1997
 --------------------------------------------------     -------      -------
 COMMON STOCK
     Balance at beginning and end of period........     $   2.5      $   2.5
                                                        -------      -------
 ADDITIONAL PAID IN CAPITAL
     Balance at beginning and end of period........       386.9        346.3
                                                        -------      -------
 RETAINED EARNINGS
     Balance at beginning of period................       213.1        176.4
     Net income (loss).............................        23.7        (27.3)
                                                        -------      -------
     Balance at end of period......................       236.8        149.1
                                                        -------      -------
 ACCUMULATED OTHER COMPREHENSIVE INCOME
     NET UNREALIZED APPRECIATION ON INVESTMENTS
     Balance at beginning of period................        38.5         20.5
     Net (depreciation) on available for sale
       securities..................................        (5.9)       (16.4)
     Benefit for deferred federal income taxes.....         2.1          5.8
                                                        -------      -------
         Other comprehensive (loss)................        (3.8)       (10.6)
                                                        -------      -------
     Balance at end of period......................        34.7          9.9
                                                        -------      -------
         Total shareholder's equity................     $ 660.9      $ 507.8
                                                        -------      -------
                                                        -------      -------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                          CONSOLIDATED BALANCE SHEETS

 (UNAUDITED)                                             MARCH 31,          DECEMBER 31,
 (IN MILLIONS)                                              1998                1997
 --------------------------------------------------     ------------      ----------------
 ASSETS
   Investments:
     Fixed maturities at fair value (amortized cost
       of $1,358.4 and $1,340.5)...................     $    1,422.5        $   1,402.5
     Equity securities at fair value (cost of $33.9
       and $34.4)..................................             47.5               54.0
     Mortgage loans................................            223.1              228.2
     Real estate...................................             12.0               12.0
     Policy loans..................................            142.6              140.1
     Other long term investments...................             20.7               20.3
                                                        ------------      ----------------
         Total investments.........................          1,868.4            1,857.1
                                                        ------------      ----------------
   Cash and cash equivalents.......................              9.6               31.1
   Accrued investment income.......................             33.3               34.2
   Deferred policy acquisition costs...............            800.3              765.3
   Reinsurance receivables:
     Future policy benefits........................            265.9              242.5
     Outstanding claims, losses and loss adjustment
       expenses....................................              7.6                5.5
     Unearned premiums.............................              2.9                1.7
     Other.........................................             11.3                1.4
                                                        ------------      ----------------
         Total reinsurance receivables.............            287.7              251.1
                                                        ------------      ----------------
   Premiums, accounts and notes receivable.........              0.2           --
   Other assets....................................             10.1               10.7
   Separate account assets.........................          8,935.2            7,567.3
                                                        ------------      ----------------
         Total assets..............................     $   11,944.8        $  10,516.8
                                                        ------------      ----------------
                                                        ------------      ----------------
 LIABILITIES
   Policy liabilities and accruals:
     Future policy benefits........................     $    2,101.1        $   2,097.3
     Outstanding claims, losses and loss adjustment
       expenses....................................             22.5               18.5
     Unearned premiums.............................              2.9                1.8
     Contractholder deposit funds and other policy
       liabilities.................................             34.6               32.5
                                                        ------------      ----------------
         Total policy liabilities and accruals.....          2,161.1            2,150.1
                                                        ------------      ----------------
   Expenses and taxes payable......................             90.3               77.6
   Reinsurance premiums payable....................             16.2                4.9
   Short term debt.................................              6.9           --
   Deferred federal income taxes...................             72.8               75.9
   Separate account liabilities....................          8,936.6            7,567.3
                                                        ------------      ----------------
         Total liabilities.........................         11,283.9            9,875.8
                                                        ------------      ----------------
   Commitments and contingencies (Note 5)
 SHAREHOLDER'S EQUITY
   Common stock, $1,000 par value, 10,000 shares
     authorized, 2,521 shares issued &
     outstanding...................................              2.5                2.5
   Additional paid in capital......................            386.9              386.9
   Accumulated other comprehensive income..........             34.7               38.5
   Retained earnings...............................            236.8              213.1
                                                        ------------      ----------------
         Total shareholder's equity................            660.9              641.0
                                                        ------------      ----------------
         Total liabilities and shareholder's
           equity..................................     $   11,944.8        $  10,516.8
                                                        ------------      ----------------
                                                        ------------      ----------------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

 (UNAUDITED)
 MARCH 31,
 (IN MILLIONS)                                           1998         1997
 --------------------------------------------------     -------      -------
 CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss).............................     $  23.7      $ (27.3)
     Adjustments to reconcile net income to net
       cash provided by (used in) operating
       activities:
         Net realized (gains) losses...............       (17.1)         1.7
         Net amortization and depreciation.........        (0.2)         0.1
         Deferred federal income taxes.............        (1.1)         1.8
         Change in deferred acquisition costs......       (35.7)        10.8
         Change in premiums and notes receivable,
           net of reinsurance......................        11.1        --
         Change in accrued investment income.......         0.9         (2.9)
         Change in policy liabilities and accruals,
           net.....................................        11.2          1.0
         Change in reinsurance receivable..........       (36.6)        (1.0)
         Change in expenses and taxes payable......        10.8         10.4
         Separate account activity, net............         1.3          0.2
         Other, net................................         1.2         (0.8)
                                                        -------      -------
             Net cash used in operating
               activities..........................       (30.5)        (6.0)
                                                        -------      -------
 CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from disposals and maturities of
       available-for-sale fixed maturities.........        52.1        255.1
     Proceeds from disposals of equity
       securities..................................        37.6          1.2
     Proceeds from disposals of other
       investments.................................       --             0.1
     Proceeds from mortgages matured or
       collected...................................        29.1         10.9
     Purchase of available-for-sale fixed
       maturities..................................       (69.6)      (263.4)
     Purchase of equity securities.................       (25.5)        (0.7)
     Purchase of other investments.................       (21.6)       (16.5)
                                                        -------      -------
             Net cash provided by (used in)
               investing activities................         2.1        (13.3)
                                                        -------      -------
 CASH FLOWS FROM FINANCING ACTIVITIES
     Change in short term debt.....................         6.9         19.9
                                                        -------      -------
             Net cash provided by financing
               activities..........................         6.9         19.9
                                                        -------      -------
 Net change in cash and cash equivalents...........       (21.5)         0.6
 Cash and cash equivalents, beginning of period....        31.1         18.8
                                                        -------      -------
 Cash and cash equivalents, end of period..........     $   9.6      $  19.4
                                                        -------      -------
                                                        -------      -------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

Allmerica Financial Life Insurance and Annuity Company ("AFLIAC" or the "Company") is organized as a stock life insurance company, and is a wholly owned subsidiary of SMA Financial Corporation ("SMAFCO"), which is wholly owned by First Allmerica Financial Life Insurance Company ("FAFLIC"). FAFLIC is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). The accompanying unaudited consolidated financial statements of AFLIAC have been prepared in accordance with generally accepted accounting principles for stock life insurance companies for interim financial information.

The interim consolidated financial statements of AFLIAC include the accounts of Somerset Square, Inc., a wholly owned non-insurance company. Somerset Square, Inc. was transferred from SMAFCO effective November 30, 1997.

The Statutory stockholder's equity of the Company is being maintained at a minimum level of 5% of general account assets by FAFLIC in accordance with a policy established by vote of FAFLIC's Board of Directors.

The accompanying interim consolidated financial statements reflect, in the opinion of the Company's management, all adjustments, consisting of only normal and recurring adjustments, necessary for a fair presentation of the financial position and results of operations. Certain reclassifications have been made to the 1997 consolidated statements of income in order to conform to the 1998 presentation. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the Company's 1997 Annual Audited Financial Statements.

2.  NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (Statement No. 130). Statement No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement stipulates that comprehensive income reflect the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. This statement is effective for fiscal years beginning after December 15, 1997. The Company has adopted Statement No. 130 for the first quarter of 1998, resulting primarily in reporting unrealized gains and losses on investments in debt and equity securities in comprehensive income.

In December 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of
Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" ("SOP No. 97-3"). SOP No. 97-3 provides guidance on when a liability should be recognized for guaranty fund and other assessments and how to measure the liability. This statement allows for the discounting of the liability if the amount and timing of the cash payments are fixed and determinable. In addition, it provides criteria for when an asset may be recognized for a portion or all of the assessment liability or paid assessment that can be recovered through premium tax offsets or policy surcharges. This statement is effective for fiscal years beginning after December 15, 1998. The Company believes that the adoption of this statement will not have a material effect on the results of operations or financial position.

In March 1998, the AICPA issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SOP No. 98-1"). SOP No. 98-1 requires that certain costs incurred in developing internal-use computer software be capitalized and provides guidance for determining whether computer software is to be considered for internal use. This statement is effective for fiscal years beginning after December 15, 1998. The Company is currently determining the impact of adoption of SOP No. 98-1.

3.  SIGNIFICANT TRANSACTIONS

Effective January 1, 1998, the Company entered into an agreement with a highly rated reinsurer to reinsure the mortality risk on the universal life and variable universal life blocks of business. This agreement did not have a material effect on the Company's results of operations or financial position.

4.  FEDERAL INCOME TAXES

Federal income tax expense for the periods ended March 31, 1998 and 1997, has been computed using estimated effective tax rates. These rates are revised, if necessary, at the end of each successive interim period to reflect the current estimates of the annual effective tax rates.

5.  COMMITMENTS AND CONTINGENCIES

LITIGATION

In July 1997, a lawsuit was instituted in Louisiana against AFC and certain of its subsidiaries by individual plaintiffs alleging fraud, unfair or deceptive acts, breach of contract, misrepresentation and related claims in the sale of life insurance policies. In October 1997, plaintiffs voluntarily dismissed the Louisiana suit and refiled the action in Federal District Court in Worcester, Massachusetts. The plaintiffs seek to be certified as a class. The case is in early stages of discovery and the Company is evaluating the claims. Although the Company believes it has meritorious defenses to plaintiffs' claims, there can be no assurance that the claims will be resolved on a basis which is satisfactory to the Company.

YEAR 2000

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

Although the Company does not believe that there is a material contingency associated with the Year 2000 project, there can be no assurance that exposure for material contingencies will not arise.

IN JUNE 1997, THE FASB ALSO ISSUED STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 131, "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION" (STATEMENT NO. 131). THIS STATEMENT ESTABLISHES STANDARDS FOR THE WAY THAT PUBLIC ENTERPRISES REPORT INFORMATION ABOUT OPERATING SEGMENTS IN ANNUAL FINANCIAL STATEMENTS AND REQUIRES THAT SELECTED INFORMATION ABOUT THOSE OPERATING SEGMENTS BE REPORTED IN INTERIM FINANCIAL STATEMENTS. THIS STATEMENT SUPERSEDES STATEMENT NO. 14, "FINANCIAL REPORTING FOR SEGMENTS OF A BUSINESS ENTERPRISE". STATEMENT NO. 131 REQUIRES THAT ALL PUBLIC ENTERPRISES REPORT FINANCIAL AND DESCRIPTIVE INFORMATION ABOUT THEIR REPORTABLE OPERATING SEGMENTS. OPERATING SEGMENTS ARE DEFINED AS COMPONENTS OF AN ENTERPRISE ABOUT WHICH SEPARATE FINANCIAL INFORMATION IS AVAILABLE THAT IS EVALUATED REGULARLY BY THE CHIEF OPERATING DECISION MAKER IN DECIDING HOW TO ALLOCATE RESOURCES AND IN ASSESSING PERFORMANCE. THIS STATEMENT IS EFFECTIVE FOR FISCAL YEARS BEGINNING AFTER DECEMBER 15, 1997. THE COMPANY HAS ADOPTED STATEMENT NO. 131 FOR THE FIRST QUARTER OF 1998, RESULTING IN CERTAIN SEGMENT RE-DEFINITIONS WHICH HAVE NO IMPACT ON THE CONSOLIDATED RESULTS OF OPERATIONS. (SEE NOTE 7.)

ALLMERICA FINANCIAL
LIFE INSURANCE AND
ANNUITY COMPANY

FINANCIAL STATEMENTS
DECEMBER 31, 1997

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of Allmerica Financial Life Insurance and Annuity Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholder's equity, and of cash flows present fairly, in all material respects, the financial position of Allmerica Financial Life Insurance and Annuity Company at December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

PRICE WATERHOUSE LLP

Boston, Massachusetts
February 3, 1998

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                       CONSOLIDATED STATEMENTS OF INCOME

 FOR THE YEARS ENDED DECEMBER 31,
 (IN MILLIONS)                                     1997      1996
 -----------------------------------------------  -------   -------
 REVENUES
   Premiums.....................................  $  22.8   $  32.7
     Universal life and investment product
       policy fees..............................    212.2     176.2
     Net investment income......................    164.2     171.7
     Net realized investment gains (losses).....      2.9      (3.6)
     Other income...............................      1.4       0.9
                                                  -------   -------
         Total revenues.........................    403.5     377.9
                                                  -------   -------
 BENEFITS, LOSSES AND EXPENSES
     Policy benefits, claims, losses and loss
       adjustment expenses......................    187.8     192.6
     Policy acquisition expenses................      2.8      49.9
     Loss from cession of disability income
       business.................................     53.9     --
     Other operating expenses...................    101.3      86.6
                                                  -------   -------
         Total benefits, losses and expenses....    345.8     329.1
                                                  -------   -------
 Income before federal income taxes.............     57.7      48.8
                                                  -------   -------
 FEDERAL INCOME TAX EXPENSE (BENEFIT)
     Current....................................     13.9      26.9
     Deferred...................................      7.1      (9.8)
                                                  -------   -------
         Total federal income tax expense.......     21.0      17.1
                                                  -------   -------
 Net income.....................................  $  36.7   $  31.7
                                                  -------   -------
                                                  -------   -------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                          CONSOLIDATED BALANCE SHEETS

 DECEMBER 31,
 (IN MILLIONS)                                                1997         1996
 --------------------------------------------------------  ----------   ----------
 ASSETS
   Investments:
     Fixed maturities at fair value (amortized cost of
       $1,340.5 and $1,660.2)............................  $  1,402.5   $  1,698.0
     Equity securities at fair value (cost of $34.4 and
       $33.0)............................................        54.0         41.5
     Mortgage loans......................................       228.2        221.6
     Real estate.........................................        12.0         26.1
     Policy loans........................................       140.1        131.7
     Other long term investments.........................        20.3          7.9
                                                           ----------   ----------
         Total investments...............................     1,857.1      2,126.8
                                                           ----------   ----------
   Cash and cash equivalents.............................        31.1         18.8
   Accrued investment income.............................        34.2         37.7
   Deferred policy acquisition costs.....................       765.3        632.7
   Reinsurance receivables on paid and unpaid losses,
     benefits and unearned premiums......................       251.1         81.5
   Other assets..........................................        10.7          8.2
   Separate account assets...............................     7,567.3      4,524.0
                                                           ----------   ----------
         Total assets....................................  $ 10,516.8   $  7,429.7
                                                           ----------   ----------
                                                           ----------   ----------
 LIABILITIES
   Policy liabilities and accruals:
     Future policy benefits..............................  $  2,097.3   $  2,171.3
     Outstanding claims, losses and loss adjustment
       expenses..........................................        18.5         16.1
     Unearned premiums...................................         1.8          2.7
     Contractholder deposit funds and other policy
       liabilities.......................................        32.5         32.8
                                                           ----------   ----------
         Total policy liabilities and accruals...........     2,150.1      2,222.9
                                                           ----------   ----------
   Expenses and taxes payable............................        77.6         77.3
   Reinsurance premiums payable..........................         4.9       --
   Deferred federal income taxes.........................        75.9         60.2
   Separate account liabilities..........................     7,567.3      4,523.6
                                                           ----------   ----------
         Total liabilities...............................     9,875.8      6,884.0
                                                           ----------   ----------
   Commitments and contingencies (Note 13)
 SHAREHOLDER'S EQUITY
   Common stock, $1,000 par value, 10,000 shares
     authorized, 2,521 and 2,518 shares issued and
     outstanding.........................................         2.5          2.5
   Additional paid in capital............................       386.9        346.3
   Unrealized appreciation on investments, net...........        38.5         20.5
   Retained earnings.....................................       213.1        176.4
                                                           ----------   ----------
         Total shareholder's equity......................       641.0        545.7
                                                           ----------   ----------
         Total liabilities and shareholder's equity......  $ 10,516.8   $  7,429.7
                                                           ----------   ----------
                                                           ----------   ----------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                     1997      1996
-----------------------------------------------  -------   -------
COMMON STOCK
    Balance at beginning of period.............  $   2.5   $   2.5
    Issued during year.........................    --        --
                                                 -------   -------
    Balance at end of period...................      2.5       2.5
                                                 -------   -------
ADDITIONAL PAID IN CAPITAL
    Balance at beginning of period.............    346.3     324.3
    Contribution from Parent...................     40.6      22.0
                                                 -------   -------
    Balance at end of period...................    386.9     346.3
                                                 -------   -------
RETAINED EARNINGS
    Balance at beginning of period.............    176.4     144.7
    Net income.................................     36.7      31.7
                                                 -------   -------
    Balance at end of period...................    213.1     176.4
                                                 -------   -------
NET UNREALIZED APPRECIATION ON INVESTMENTS
    Balance at beginning of period.............     20.5      23.8
    Net appreciation (depreciation) on
      available for sale securities............     27.0      (5.1)
    (Provision) benefit for deferred federal
      income taxes.............................     (9.0)      1.8
                                                 -------   -------
    Balance at end of period...................     38.5      20.5
                                                 -------   -------
        Total shareholder's equity.............  $ 641.0   $ 545.7
                                                 -------   -------
                                                 -------   -------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                         1997       1996
--------------------------------------------------  --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income....................................  $   36.7   $   31.7
    Adjustments to reconcile net income to net
      cash used in operating activities:
        Net realized gains........................      (2.9)       3.6
        Net amortization and depreciation.........     --           3.5
        Loss from cession of disability income
          business................................      53.9      --
        Deferred federal income taxes.............       7.1       (9.8)
        Payment related to cession of disability
          income business.........................    (207.0)     --
        Change in deferred acquisition costs......    (181.3)     (66.8)
        Change in premiums and notes receivable,
          net of reinsurance payable..............       3.9       (0.2)
        Change in accrued investment income.......       3.5        1.2
        Change in policy liabilities and accruals,
          net.....................................     (72.4)     (39.9)
        Change in reinsurance receivable..........      22.1       (1.5)
        Change in expenses and taxes payable......       0.2       32.3
        Separate account activity, net............       0.4       10.5
        Other, net................................      (7.5)      (0.2)
                                                    --------   --------
            Net used in operating activities......    (343.3)     (35.6)
                                                    --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from disposals and maturities of
      available-for-sale fixed maturities.........     909.7      809.4
    Proceeds from disposals of equity
      securities..................................       2.4        1.5
    Proceeds from disposals of other
      investments.................................      23.7       17.4
    Proceeds from mortgages matured or
      collected...................................      62.9       34.0
    Purchase of available-for-sale fixed
      maturities..................................    (579.7)    (795.8)
    Purchase of equity securities.................      (3.2)     (13.2)
    Purchase of other investments.................     (79.4)     (36.2)
    Other investing activities, net...............     --          (2.0)
                                                    --------   --------
        Net cash provided by investing
          activities..............................     336.4       15.1
                                                    --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issuance of stock and capital
      paid in.....................................      19.2       22.0
                                                    --------   --------
        Net cash provided by financing
          activities..............................      19.2       22.0
                                                    --------   --------
Net change in cash and cash equivalents...........      12.3        1.5
Cash and cash equivalents, beginning of period....      18.8       17.3
                                                    --------   --------
Cash and cash equivalents, end of period..........  $   31.1   $   18.8
                                                    --------   --------
                                                    --------   --------
SUPPLEMENTAL CASH FLOW INFORMATION
    Interest paid.................................  $  --      $    3.4
    Income taxes paid.............................  $    5.4   $   16.5

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                         NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

Allmerica Financial Life Insurance and Annuity Company ("AFLIAC" or the "Company") is organized as a stock life insurance company, and is a wholly-owned subsidiary of SMA Financial Corporation ("SMAFCO"), which is wholly owned by First Allmerica Financial Life Insurance Company ("FAFLIC"). FAFLIC is a wholly-owned subsidiary of Allmerica Financial Corporation ("AFC").

The consolidated financial statements of AFLIAC include the accounts of Somerset Square, Inc., a wholly-owned non-insurance company and its results of operations for the month of December, 1997. Somerset Square, Inc. was transferred from SMAFCO effective November 30, 1997. (See Significant Transactions.)

The Statutory stockholder's equity of the Company is being maintained at a minimum level of 5% of general account assets by FAFLIC in accordance with a policy established by vote of FAFLIC's Board of Directors.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications have been made to the 1996 financial statements in order to conform to the 1997 presentation.

B.  VALUATION OF INVESTMENTS

In accordance with the provisions of Statement of Financial Accounting Standards No. 115 ("Statement No. 115"), "ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES", the Company is required to classify its investments into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date.

Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and reserves. Reserves on mortgage loans are based on losses expected by management to be realized on transfers of mortgage loans to real estate (upon foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans which management believes may not be collectible in full. In establishing reserves, management considers, among other things, the estimated fair value of the underlying collateral.

Fixed maturities and mortgage loans that are delinquent are placed on non-accrual status, and thereafter interest income is recognized only when cash payments are received.

Policy loans are carried principally at unpaid principal balances.

During 1997, the Company committed to a plan to dispose of all real estate assets by the end of 1998. As a result of this decision real estate held by the Company and real estate joint ventures were written down to the estimated fair value less cost to sell. Depreciation is not recorded on these assets while they are held for disposal.

Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk, are reported as a component of revenues based upon specific identification of the investment assets sold. When an other-than-temporary impairment of the value of a specific investment or a group of investments is determined, a realized investment loss is recorded. Changes in the valuation allowance for mortgage loans and real estate are included in realized investment gains or losses.

C.  FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including debt, investments such as fixed maturities, mortgage loans and equity securities, and investment and loan commitments. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

D.  CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

E.  DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting costs and other costs, which vary with, and are primarily related to, the production of revenues. Acquisition costs related to universal life products, variable annuities and contractholder deposit funds are deferred and amortized in proportion to total estimated gross profits from investment yields, mortality, surrender charges and expense margins over the expected life of the contracts. This amortization is reviewed annually and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments. Acquisition costs related to fixed annuities and other life insurance products are deferred and amortized, generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits.

Deferred acquisition costs for each product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, management believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

F.  SEPARATE ACCOUNTS

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of certain pension, variable annuity and variable life insurance contractholders. Assets consist principally of bonds, common stocks, mutual funds, and short-term obligations at market value. The investment income, gains, and losses of these accounts generally accrue to the contractholders and, therefore, are not included in the Company's net income. Appreciation and depreciation of the Company's interest in the separate accounts, including undistributed net investment income, is reflected in shareholder's equity or net investment income.

G.  POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. The liabilities associated with traditional life insurance products are computed using the net level premium method for individual life and annuity policies, and are based upon estimates as to future investment yield, mortality and withdrawals that include provisions for adverse deviation. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 2 1/2% to 6% for life insurance and 2% to 9 1/2% for annuities. Mortality, morbidity and withdrawal assumptions for all policies are based on the Company's own experience and industry standards. Liabilities for universal life include deposits received from customers and investment earnings on their fund balances, less administrative charges. Universal life fund balances are also assessed mortality and surrender charges. Individual health benefit liabilities for active lives are estimated using the net level premium method, and assumptions as to future morbidity, withdrawals and interest which provide a margin for adverse deviation. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.

Liabilities for outstanding claims, losses and loss adjustment expenses are estimates of payments to be made for reported claims and estimates of claims incurred but not reported. These liabilities are determined using case basis evaluations and statistical analyses and represent estimates of the ultimate cost of all claims incurred but not paid. These estimates are continually reviewed and adjusted as necessary; such adjustments are reflected in current operations.

Premiums for individual accident and health insurance are reported as earned on a pro-rata basis over the contract period.

The unexpired portion of these premiums is recorded as unearned premiums.

Contractholder deposit funds and other policy liabilities include investment-related products and consist of deposits received from customers and investment earnings on their fund balances.

All policy liabilities and accruals are based on the various estimates discussed above. Although the adequacy of these amounts cannot be assured, management believes that it is more likely than not that policy liabilities and accruals will be sufficient to meet future obligations of policies in force. The amount of liabilities and accruals, however, could be revised in the near term if the estimates discussed above are revised.

H.  PREMIUM AND FEE REVENUE AND RELATED EXPENSES

Premiums for individual life and health insurance and individual annuity products, excluding universal life and investment-related products, are considered revenue when due. Individual accident and health insurance premiums are recognized as revenue over the related contract periods. Benefits, losses and related expenses are matched with premiums, resulting in their recognition over the lives of the contracts. This matching is accomplished through the provision for future benefits, estimated and unpaid losses and amortization of deferred policy acquisition costs. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life and group variable universal life products consist of net investment income, and mortality, administration and surrender charges assessed against the fund values. Related benefit expenses include universal life benefits in excess of fund values and net investment income credited to universal life fund values. Certain policy charges that represent compensation for services to be provided in future periods are deferred and amortized over the period benefited using the same assumptions used to amortize capitalized acquisition costs.

I.  FEDERAL INCOME TAXES

AFC, its life insurance subsidiaries, FAFLIC and AFLIAC, and its non-life insurance domestic subsidiaries file a life-nonlife consolidated United States Federal income tax return. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life insurance company taxable operating losses that can be applied to offset life insurance company taxable income. Allmerica P&C and its subsidiaries will be included in the AFC consolidated return as part of the non-life insurance company subgroup for the period July 17, 1997 through December 31, 1997. For the period January 1, 1997 through July 16, 1997, Allmerica P&C and its subsidiaries will file a separate consolidated United States Federal income tax return.

The Board of Directors has delegated to AFC management, the development and maintenance of appropriate Federal Income Tax allocation policies and procedures, which are subject to written agreement between the companies. The Federal income tax for all subsidiaries in the consolidated return of AFC is calculated on a separate return basis. Any current tax liability is paid to AFC. Tax benefits resulting from taxable operating losses or credits of AFC's subsidiaries are not reimbursed to the subsidiary until such losses or credits can be utilized by the subsidiary on a separate return basis.

Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No.
109). These differences result primarily from loss reserves, policy acquisition expenses, and unrealized appreciation/depreciation on investments.

J.  NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the FASB issued Statement No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. This statement establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that selected information about those operating segments be reported in interim financial statements. This statement supersedes Statement No. 14, FINANCIAL REPORTING FOR SEGMENTS OF A BUSINESS ENTERPRISE. Statement No. 131 requires that all public enterprises report financial and descriptive information about their reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This statement is effective for fiscal years beginning after December 15, 1997. The Company anticipates no impact from the adoption of Statement No. 131.

In June 1997, the FASB also issued Statement No. 130, REPORTING COMPREHENSIVE INCOME, which established standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement stipulates that comprehensive income reflect the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. This statement is effective for fiscal years beginning after December 15, 1997. The Company anticipates that the adoption of Statement No. 130 will result primarily in reporting the changes in unrealized gains and losses on investments in debt and equity securities in comprehensive income.

2.  SIGNIFICANT TRANSACTIONS

On April 14, 1997, the Company entered into an agreement in principle to transfer the Company's individual disability income under a 100% coinsurance agreement to Metropolitan Life Insurance Company. The coinsurance agreement became effective October 1, 1997. The transaction has resulted in the recognition of a $53.9 million pre-tax loss in the first quarter of 1997.

During the 4th quarter of 1997, SMAFCO contributed $40.6 million of additional paid in capital to the Company. The nature of the contribution was $19.2 million in cash and $21.4 million in other assets including Somerset Square, Inc.

Effective January 1, 1998, the Company entered into an agreement with Reinsurance Group of America, Inc. to reinsure the mortality risk on the universal life and variable universal life blocks of business. Management believes that this agreement will not have a material effect on the results of operations or financial position of the Company.

3.  INVESTMENTS

A.  SUMMARY OF INVESTMENTS

The Company accounts for its investments, all of which are classified as available-for-sale, in accordance with the provisions of SFAS No. 115.

The amortized cost and fair value of available-for-sale fixed maturities and equity securities were as follows:

                                                                    1997
                                          ---------------------------------------------------------
                                                             GROSS         GROSS
DECEMBER 31,                                AMORTIZED     UNREALIZED    UNREALIZED        FAIR
(IN MILLIONS)                               COST (1)         GAINS        LOSSES          VALUE
----------------------------------------  -------------   -----------   -----------   -------------
U.S. Treasury securities and U.S.
 government and agency securities.......      $     6.3       $   .5        $--           $     6.8
States and political subdivisions.......            2.8           .2        --                  3.0
Foreign governments.....................           50.1          2.0        --                 52.1
Corporate fixed maturities..............        1,147.5         58.7           3.3          1,202.9
Mortgage-backed securities..............          133.8          5.2           1.3            137.7
                                          -------------        -----         -----    -------------
Total fixed maturities
 available-for-sale.....................      $ 1,340.5       $ 66.6        $  4.6        $ 1,402.5
                                          -------------        -----         -----    -------------
Equity securities.......................      $    34.4       $ 19.9        $  0.3        $    54.0
                                          -------------        -----         -----    -------------
                                          -------------        -----         -----    -------------

                                                                    1996
                                          ---------------------------------------------------------
U.S. Treasury securities and U.S.
 government and agency securities.......      $    15.7       $  0.5        $  0.2        $    16.0
States and political subdivisions.......            8.9          1.6        --                 10.5
Foreign governments.....................           53.2          2.9        --                 56.1
Corporate fixed maturities..............        1,437.2         38.6           6.1          1,469.7
Mortgage-backed securities..............          145.2          2.2           1.7            145.7
                                          -------------        -----         -----    -------------
Total fixed maturities
 available-for-sale.....................      $ 1,660.2       $ 45.8        $  8.0        $ 1,698.0
                                          -------------        -----         -----    -------------
Equity securities.......................      $    33.0       $ 10.2        $  1.7        $    41.5
                                          -------------        -----         -----    -------------
                                          -------------        -----         -----    -------------

(1) Amortized cost for fixed maturities and cost for equity securities.

In connection with AFLIAC's voluntary withdrawal of its license in New York, AFLIAC agreed with the New York Department of Insurance to maintain, through a custodial account in New York, a security deposit, the market value of which will at all times equal 102% of all outstanding liabilities of AFLIAC for New York policyholders, claimants and creditors. At December 31, 1997, the amortized cost and market value of these assets on deposit were $276.8 million and $291.7 million, respectively. At December 31, 1996, the amortized cost and market value of these assets on deposit were $284.9 million and $292.2 million, respectively. In addition, fixed maturities, excluding those securities on deposit in New York, with an amortized cost of $4.2 million were on deposit with various state and governmental authorities at December 31, 1997 and 1996.

There were no contractual fixed maturity investment commitments at December 31, 1997 and 1996, respectively.

The amortized cost and fair value by maturity periods for fixed maturities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers. Mortgage backed securities are included in the category representing their ultimate maturity.

                                                                          1997
                                                              -----------------------------
DECEMBER 31,                                                    AMORTIZED         FAIR
(IN MILLIONS)                                                     COST            VALUE
------------------------------------------------------------  -------------   -------------
Due in one year or less.....................................      $    63.0       $    63.5
Due after one year through five years.......................          328.8           343.9
Due after five years through ten years......................          649.5           679.9
Due after ten years.........................................          299.2           315.2
                                                              -------------   -------------
Total.......................................................      $ 1,340.5       $ 1,402.5
                                                              -------------   -------------
                                                              -------------   -------------

The proceeds from voluntary sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales were as follows:

                                                              PROCEEDS FROM
FOR THE YEARS ENDED DECEMBER 31,                                VOLUNTARY        GROSS         GROSS
(IN MILLIONS)                                                     SALES          GAINS        LOSSES
------------------------------------------------------------  -------------   -----------   -----------
1997
Fixed maturities............................................        $702.9        $  11.4       $  5.0
Equity securities...........................................        $  1.3        $   0.5       $--

1996
Fixed maturities............................................        $496.6        $   4.3       $  8.3
Equity securities...........................................        $  1.5        $   0.4       $  0.1

Unrealized gains and losses on available-for-sale and other securities, are summarized as follows:

                                                                              EQUITY
                                                                            SECURITIES
FOR THE YEAR ENDED DECEMBER 31,                                  FIXED       AND OTHER
(IN MILLIONS)                                                 MATURITIES        (1)          TOTAL
------------------------------------------------------------  -----------   -----------   -----------
1997
Net appreciation, beginning of year.........................      $ 12.7        $  7.8        $  20.5
Net appreciation on available-for-sale securities...........        24.3          12.5           36.8
Net depreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................        (9.8)       --               (9.8)
Provision for deferred federal income taxes.................        (5.1)         (3.9)          (9.0)
                                                                   -----         -----          -----
                                                                     9.4           8.6           18.0
                                                                   -----         -----          -----
Net appreciation, end of year...............................      $ 22.1        $ 16.4        $  38.5
                                                                   -----         -----          -----
                                                                   -----         -----          -----

(1) Includes net appreciation on other investments of $11.1 million in 1997, and $2.2 million in 1996.

                                                                              EQUITY
                                                                            SECURITIES
FOR THE YEAR ENDED DECEMBER 31, 1996                             FIXED       AND OTHER
(IN MILLIONS)                                                 MATURITIES        (1)          TOTAL
------------------------------------------------------------  -----------   -----------   -----------
Net appreciation, beginning of year.........................      $ 20.4        $  3.4        $  23.8
Net (depreciation) appreciation on available-for-sale
 securities.................................................       (20.8)          6.7          (14.1)
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................         9.0        --                9.0
Benefit (provision) for deferred federal income taxes.......         4.1          (2.3)           1.8
                                                              -----------        -----    -----------
                                                                    (7.7)          4.4           (3.3)
                                                              -----------        -----    -----------
Net appreciation, end of year...............................      $ 12.7        $  7.8        $  20.5
                                                              -----------        -----    -----------
                                                              -----------        -----    -----------

(1) Includes net appreciation on other investments of $11.1 million in 1997, and $2.2 million in 1996.

B.  MORTGAGE LOANS AND REAL ESTATE

AFLIAC's mortgage loans and real estate are diversified by property type and location. Real estate investments have been obtained primarily through foreclosure. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the property's value at the time the original loan is made.

The carrying values of mortgage loans and real estate investments net of applicable reserves were as follows:

DECEMBER 31
(IN MILLIONS)                                                    1997          1996
------------------------------------------------------------  -----------   -----------
Mortgage loans..............................................      $ 228.2       $ 221.6
Real estate:
  Held for sale.............................................         12.0          26.1
  Held for production of income.............................      --            --
                                                              -----------   -----------
    Total real estate.......................................      $  12.0       $  26.1
                                                              -----------   -----------
Total mortgage loans and real estate........................      $ 240.2       $ 247.7
                                                              -----------   -----------
                                                              -----------   -----------

Reserves for mortgage loans were $9.4 million and $9.5 million at December 31, 1997 and 1996, respectively.

During 1997, the Company committed to a plan to dispose of all real estate assets by the end of 1998. As a result, real estate assets with a carrying amount of $15.7 million were written down to the estimated fair value less cost to sell of $12.0 million, and a net realized investment loss of $3.7 million was recognized. Depreciation is not recorded on these assets while they are held for disposal.

There were no non-cash investing activities, including real estate acquired through foreclosure of mortgage loans, in 1997. During 1996, non-cash investing activities included real estate acquired through foreclosure of mortgage loans, which had a fair value of $0.9 million.

At December 31, 1997, contractual commitments to extend credit under commercial mortgage loan agreements amounted to approximately $18.7 million. These commitments generally expire within one year.

Mortgage loans and real estate investments comprised the following property types and geographic regions:

DECEMBER 31,
(IN MILLIONS)                                                    1997          1996
------------------------------------------------------------  -----------   -----------
Property type:
  Office building...........................................      $ 101.7       $  86.1
  Residential...............................................         19.3          39.0
  Retail....................................................         42.2          55.9
  Industrial/warehouse......................................         61.9          52.6
  Other.....................................................         24.5          25.3
  Valuation allowances......................................         (9.4)        (11.2)
                                                              -----------   -----------
Total.......................................................      $ 240.2       $ 247.7
                                                              -----------   -----------
                                                              -----------   -----------
Geographic region:
  South Atlantic............................................      $  68.7       $  72.9
  Pacific...................................................         56.6          37.0
  East North Central........................................         61.4          58.3
  Middle Atlantic...........................................         29.8          35.0
  West South Central........................................          6.9           5.7
  New England...............................................         12.4          21.9
  Other.....................................................         13.8          28.1
  Valuation allowances......................................         (9.4)        (11.2)
                                                              -----------   -----------
Total.......................................................      $ 240.2       $ 247.7
                                                              -----------   -----------
                                                              -----------   -----------

At December 31, 1997, scheduled mortgage loan maturities were as follows: 1998 -- $52.0 million; 1999 -- $17.1 million; 2000 -- $46.3 million; 2001 -- $7.0 million; 2002 -- $11.7 million; and $94.1 million thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. During 1997, the Company did not refinance any mortgage loans based on terms which differed from those granted to new borrowers.

C.  INVESTMENT VALUATION ALLOWANCES

Investment valuation allowances which have been deducted in arriving at investment carrying values as presented in the balance sheet and changes thereto are shown below.

FOR THE YEAR ENDED DECEMBER 31,                                BALANCE AT                                   BALANCE AT
(IN MILLIONS)                                                  JANUARY 1      ADDITIONS      DEDUCTIONS    DECEMBER 31
------------------------------------------------------------  ------------   ------------   ------------   ------------
1997
Mortgage loans..............................................        $ 9.5          $ 1.1          $ 1.2          $ 9.4
Real estate.................................................          1.7            3.7            5.4        --
                                                                    -----            ---            ---          -----
    Total...................................................        $11.2          $ 4.8          $ 6.6          $ 9.4
                                                                    -----            ---            ---          -----
                                                                    -----            ---            ---          -----

1996
Mortgage loans..............................................        $12.5          $ 4.5          $ 7.5          $ 9.5
Real estate.................................................          2.1        --                 0.4            1.7
                                                                    -----            ---            ---          -----
    Total...................................................        $14.6          $ 4.5          $ 7.9          $11.2
                                                                    -----            ---            ---          -----
                                                                    -----            ---            ---          -----

Deductions of $5.4 million to the investment valuation allowance related to real estate in 1997 primarily reflect writedowns to the estimated fair value less cost to sell pursuant to the aforementioned 1997 plan of disposal.

The carrying value of impaired loans was $20.6 million and $21.5 million, with related reserves of $7.1 million and $7.3 million as of December 31, 1997 and 1996, respectively. All impaired loans were reserved as of December 31, 1997 and 1996.

The average carrying value of impaired loans was $19.8 million and $26.3 million, with related interest income while such loans were impaired of $2.2 million and $3.4 million as of December 31, 1997 and 1996, respectively.

D.  OTHER

At December 31, 1997, AFLIAC had no concentration of investments in a single investee exceeding 10% of shareholder's equity.

4.  INVESTMENT INCOME AND GAINS AND LOSSES

A.  NET INVESTMENT INCOME

The components of net investment income were as follows:

FOR THE YEAR ENDED DECEMBER 31
(IN MILLIONS)                                                    1997          1996
------------------------------------------------------------  -----------   -----------
Fixed maturities............................................      $ 130.0       $ 137.2
Mortgage loans..............................................         20.4          22.0
Equity securities...........................................          1.3           0.7
Policy loans................................................         10.8          10.2
Real estate.................................................          3.9           6.2
Other long-term investments.................................          1.0           0.8
Short-term investments......................................          1.4           1.4
                                                              -----------   -----------
Gross investment income.....................................        168.8         178.5
Less investment expenses....................................         (4.6)         (6.8)
                                                              -----------   -----------
Net investment income.......................................      $ 164.2       $ 171.7
                                                              -----------   -----------
                                                              -----------   -----------

At December 31, 1997, mortgage loans on non-accrual status were $2.8 million, which were all restructured loans. There were no fixed maturities on non-accrual status at December 31, 1997. The effect of non-accruals, compared with amounts that would have been recognized in accordance with the original terms of the investment, had no impact in 1997, and reduced net income by $0.1 million in 1996.

The payment terms of mortgage loans may from time to time be restructured or modified. The investment in restructured mortgage loans, based on amortized cost, amounted to $21.1 million and $25.4 million at December 31, 1997 and 1996, respectively. Interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $1.9 million and $3.6 million in 1997 and 1996, respectively. Actual interest income on these loans included in net investment income aggregated $2.1 million and $2.2 million in 1997 and 1996, respectively.

There were no fixed maturities or mortgage loans which were non-income producing for the twelve months ended December 31, 1997.

B.  REALIZED INVESTMENT GAINS AND LOSSES

Realized gains (losses) on investments were as follows:

FOR THE YEAR ENDED DECEMBER 31
(IN MILLIONS)                                                    1997         1996
------------------------------------------------------------  ----------   ----------
Fixed maturities............................................      $  3.0       $ (3.3)
Mortgage loans..............................................        (1.1)        (3.2)
Equity securities...........................................         0.5          0.3
Real estate.................................................        (1.5)         2.5
Other.......................................................         2.0          0.1
                                                                   -----        -----
Net realized investment losses..............................      $  2.9       $ (3.6)
                                                                   -----        -----
                                                                   -----        -----

5.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about certain financial instruments (insurance contracts, real estate, goodwill and taxes are excluded) for which it is practicable to estimate such values, whether or not these instruments are included in the balance sheet. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses which utilize current interest rates for similar financial instruments which have comparable terms and credit quality.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS

For these short-term investments, the carrying amount approximates fair value.

FIXED MATURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models using discounted cash flow analyses.

EQUITY SECURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

MORTGAGE LOANS

Fair values are estimated by discounting the future contractual cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. The fair value of below investment grade mortgage loans are limited to the lesser of the present value of the cash flows or book value.

REINSURANCE RECEIVABLES

The carrying amount of the reinsurance receivable for outstanding claims, losses and loss adjustment expenses reported in the balance sheet approximates fair value.

POLICY LOANS

The carrying amount reported in the balance sheet approximates fair value since policy loans have no defined maturity dates and are inseparable from the insurance contracts.

INVESTMENT CONTRACTS (WITHOUT MORTALITY FEATURES)

Fair values for the Company's liabilities under investment type contracts are estimated based on current surrender values.

The estimated fair values of the financial instruments were as follows:

                                                                        1997                        1996
                                                              -------------------------   -------------------------
DECEMBER 31,                                                   CARRYING        FAIR        CARRYING        FAIR
(IN MILLIONS)                                                    VALUE         VALUE         VALUE         VALUE
------------------------------------------------------------  -----------   -----------   -----------   -----------
FINANCIAL ASSETS
  Cash and cash equivalents.................................    $    31.1     $    31.1     $    18.8     $    18.8
  Fixed maturities..........................................      1,402.5       1,402.5       1,698.0       1,698.0
  Equity securities.........................................         54.0          54.0          41.5          41.5
  Mortgage loans............................................        228.2         239.8         221.6         229.3
  Policy loans..............................................        140.1         140.1         131.7         131.7
  Reinsurance receivables...................................        251.1         251.1          72.5          72.5
                                                              -----------   -----------   -----------   -----------
                                                                $ 2,107.0     $ 2,118.6     $ 2,184.1     $ 2,191.8
                                                              -----------   -----------   -----------   -----------
                                                              -----------   -----------   -----------   -----------
FINANCIAL LIABILITIES
  Individual annuity contracts..............................        876.0         850.6         910.2         885.9
  Supplemental contracts without life contingencies.........         15.3          15.3          15.9          15.9
  Other individual contract deposit funds...................          0.3           0.3           0.3           0.3
                                                              -----------   -----------   -----------   -----------
                                                                $   891.6     $   866.2     $   926.4     $   902.1
                                                              -----------   -----------   -----------   -----------
                                                              -----------   -----------   -----------   -----------

6.  DEBT

In 1997 the Company incurred no debt. During 1996, the Company utilized repurchase agreements to finance certain investments.

Interest expense was $3.4 million in 1996, relating to the repurchase agreements, and is recorded in other operating expenses.

7.  FEDERAL INCOME TAXES

Provisions for federal income taxes have been calculated in accordance with the provisions of SFAS No. 109. A summary of the federal income tax expense (benefit) in the statement of income is shown below:

FOR THE YEAR ENDED DECEMBER 31,
(IN MILLIONS)                                                    1997         1996
------------------------------------------------------------  ----------   ----------
Federal income tax expense (benefit)
  Current...................................................      $ 13.9       $ 26.9
  Deferred..................................................         7.1         (9.8)
                                                                   -----        -----
Total.......................................................      $ 21.0       $ 17.1
                                                                   -----        -----
                                                                   -----        -----

The provision for federal income taxes does not materially differ from the amount of federal income tax determined by applying the appropriate U.S. statutory income tax rate to income before federal income taxes. The deferred tax (assets) liabilities are comprised of the following at December 31, 1997:

DECEMBER 31,
(IN MILLIONS)                                                    1997          1996
------------------------------------------------------------  -----------   -----------
Deferred tax (assets) liabilitie
  Loss reserves.............................................      $(175.8)      $(137.0)
  Deferred acquisition costs................................        226.4         186.9
  Investments, net..........................................         27.0          14.2
  Bad debt reserve..........................................         (2.0)         (1.1)
  Other, net................................................          0.3          (2.8)
                                                              -----------   -----------
  Deferred tax liability, net...............................      $  75.9       $  60.2
                                                              -----------   -----------
                                                              -----------   -----------

Gross deferred income tax liabilities totaled $253.7 million and $201.1 million at December 31, 1997 and 1996. Gross deferred income tax assets totaled $177.8 million and $140.9 at December 31, 1997 and 1996.

Management believes, based on the Company's recent earnings history and its future expectations, that the Company's taxable income in future years will be sufficient to realize all deferred tax assets. In determining the adequacy of future income, management considered the future reversal of its existing temporary differences and available tax planning strategies that could be implemented, if necessary.

The Company's federal income tax returns are routinely audited by the IRS, and provisions are routinely made in the financial statements in anticipation of the results of these audits. The IRS has examined the life-nonlife consolidated group's federal income tax returns through 1991. The Company is currently considering its response to certain adjustments proposed by the IRS with respect to the life-nonlife consolidated group's federal income tax returns for 1989, 1990, and 1991. In management's opinion, adequate tax liabilities have been established for all years. However, the amount of these tax liabilities could be revised in the near term if estimates of the Company's ultimate liability are revised.

8.  RELATED PARTY TRANSACTIONS

The Company has no employees of its own, but has agreements under which FAFLIC provides management, space and other services, including accounting, electronic data processing, human resources, legal and other staff functions. Charges for these services are based on full cost including all direct and indirect overhead costs, and amounted to $124.1 million and $112.4 million in 1997 and 1996. The net amounts payable to FAFLIC and affiliates for accrued expenses and various other liabilities and receivables were $15.0 million and $13.3 million at December 31, 1997 and 1996.

9.  DIVIDEND RESTRICTIONS

Delaware has enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of the Company.

Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its policyholders' surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company) or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory earned surplus would also require the prior approval of the Delaware Commissioner of Insurance.

At January 1, 1998, AFLIAC could pay dividends of $33.9 million to FAFLIC without prior approval.

10.  REINSURANCE

In the normal course of business, the Company seeks to reduce the loss that may arise from events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance transactions are accounted for in accordance with the provisions of SFAS No. 113.

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company determines the appropriate amount of reinsurance based on evaluation of the risks accepted and analyses prepared by consultants and reinsurers and on market conditions (including the availability and pricing of reinsurance). The Company also believes that the terms of its reinsurance contracts are consistent with industry practice in that they contain standard terms with respect to lines of business covered, limit and retention, arbitration and occurrence. Based on its review of its reinsurers' financial statements and reputations in the reinsurance marketplace, the Company believes that its reinsurers are financially sound.

The effects of reinsurance were as follows:

FOR THE YEAR ENDED DECEMBER 31
(IN MILLIONS)                                                    1997          1996
------------------------------------------------------------  -----------   -----------
Insurance premiums:
  Direct....................................................      $  48.8       $  53.3
  Assumed...................................................          2.6           3.1
  Ceded.....................................................        (28.6)        (23.7)
                                                              -----------   -----------
Net premiums................................................      $  22.8       $  32.7
                                                              -----------   -----------
                                                              -----------   -----------
Insurance and other individual policy benefits, claims,
 losses and loss adjustment expenses:
  Direct....................................................      $ 226.0       $ 206.4
  Assumed...................................................          4.2           4.5
  Ceded.....................................................        (42.4)        (18.3)
                                                              -----------   -----------
Net policy benefits, claims, losses and loss adjustment
 expenses...................................................      $ 187.8       $ 192.6
                                                              -----------   -----------
                                                              -----------   -----------

11.  DEFERRED POLICY ACQUISITION EXPENSES

The following reflects the changes to the deferred policy acquisition asset:

FOR THE YEAR ENDED DECEMBER 31
(IN MILLIONS)                                                    1997          1996
------------------------------------------------------------  -----------   -----------
Balance at beginning of year................................      $ 632.7       $ 555.7
  Acquisition expenses deferred.............................        184.1         116.6
  Amortized to expense during the year......................        (53.0)        (49.9)
  Adjustment to equity during the year......................        (10.2)         10.3
  Adjustment for cession of disability income insurance.....        (38.6)      --
  Adjustment for revision of universal life and variable
    universal life insurance mortality assumptions..........         50.3       --
                                                              -----------   -----------
Balance at end of year......................................      $ 765.3       $ 632.7
                                                              -----------   -----------
                                                              -----------   -----------

On October 1, 1997, the Company revised the mortality assumptions for universal life and variable universal life product lines. These revisions resulted in a $50.3 million recapitalization of deferred policy acquisition costs.

12.  LIABILITIES FOR INDIVIDUAL ACCIDENT AND HEALTH BENEFITS

The Company regularly updates its estimates of liabilities for future policy benefits and outstanding claims, losses and loss adjustment expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims. Changes in prior estimates are reflected in results of operations in the year such changes are determined to be needed and recorded.

The liability for future policy benefits and outstanding claims, losses and loss adjustment expenses related to the Company's accident and health business was $219.9 million and $226.2 million at December 31, 1997 and 1996. Accident and health claim liabilities have been re-estimated for all prior years and were increased by $-0- million in 1997 and $3.2 million in 1996. Due to the reinsurance agreement whereby the Company has ceded substantially all of its accident and health business to the Metropolitan, management believes that no material adverse development of losses will occur. However, the amount of the liabilities could be revised in the near term if the estimates are revised.

13.  CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments or voluntary payments.

LITIGATION

In July 1997, a lawsuit was instituted in Louisiana against Allmerica Financial Corp. and certain of its subsidiaries by individual plaintiffs alleging fraud, unfair or deceptive acts, breach of contract, misrepresentation and related claims in the sale of life insurance policies. In October 1997, plaintiffs voluntarily dismissed the Louisiana suit and refiled the action in Federal District Court in Worcester, Massachusetts. The plaintiffs seek to be certified as a class. The case is in the early stages of discovery and the Company is evaluating the claims. Although the Company believes it has meritorious defenses to plaintiffs' claims, there can be no assurance that the claims will be resolved on a basis which is satisfactory to the Company.

The Company has been named a defendant in various legal proceedings arising in the normal course of business. In the opinion of management, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's financial statements. However, liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

YEAR 2000

The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. Although the Company does not believe that there is a material contingency associated with the Year 2000 project, there can be no assurance that exposure for material contingencies will not arise.

14.  STATUTORY FINANCIAL INFORMATION

The Company is required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory surplus differs from shareholder's equity reported in accordance with generally accepted accounting principles for stock life insurance companies primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable. Statutory net income and surplus are as follows:

(IN MILLIONS)                                                    1997          1996
------------------------------------------------------------  -----------   -----------
Statutory net income........................................      $  31.5       $   5.4
Statutory Surplus...........................................      $ 307.1       $ 234.0
                                                              -----------   -----------
                                                              -----------   -----------

               APPENDIX A -- GUIDELINE MINIMUM SUM INSURED TABLE

The guideline minimum sum insured is a percentage of the Contract Value as set forth below, according to federal tax regulations:

                         GUIDELINE MINIMUM SUM INSURED

Age of Insured                                                   Percentage of
on Date of Death                                                Contract Value
--------------------------------------------------------------  ---------------

  40 (and under)..............................................          265%
  45..........................................................          230%
  50..........................................................          200%
  55..........................................................          165%
  60..........................................................          145%
  65..........................................................          135%
  70..........................................................          130%
  75..........................................................          120%
  80..........................................................          120%
  85..........................................................          120%
  90..........................................................          110%
  91..........................................................          108%
  92..........................................................          106%
  93..........................................................          105%
  94..........................................................          105%
  95..........................................................          105%
  96..........................................................          104%
  97..........................................................          103%
  98..........................................................          102%
  99 and above................................................          100%

For the ages not listed, the progression between the listed ages is linear.

                   APPENDIX B -- OPTIONAL INSURANCE BENEFITS

This Appendix provides only a summary of other insurance benefits available by rider. For more information, contact your representative. Certain riders may not be available in all states.

OPTION TO ACCELERATE BENEFITS (LIVING BENEFITS) RIDER

    This rider allows part of the Contract proceeds to be available before death if the Insured becomes terminally ill or is permanently confined to a nursing home.

LIFE INSURANCE 1035 EXCHANGE RIDER

    This rider provides preferred loan rates to: (a) any outstanding loan carried over from an exchanged policy, the proceeds of which are applied to purchase the Contract; and (b) a percentage of the gain under the exchanged policy, less the outstanding policy loans carried over to the Contract, as of the date of exchange.

GUARANTEED DEATH BENEFIT RIDER

    This rider provides a guaranteed Net Death Benefit which is the GREATER of
    (a) the Face Amount as of the Final Payment Date or (b) the Contract Value as of the date due proof of death is received by the Company, REDUCED by the Outstanding Loan, if any, through the Contract month in which the Insured dies. If the Contract Owner pays an initial payment equal to the Guideline Single Premium, the Contract will be issued with the Guaranteed Death Benefit Rider at no additional charge. The rider may terminate under certain circumstances.

                         APPENDIX C -- PAYMENT OPTIONS

PAYMENT OPTIONS -- On Written Request, the Surrender Value or all or part of any payable Net Death Benefit may be paid under one or more payment options then offered by the Company. If you do not make an election, we will pay the benefits in a single sum. If a payment option is selected, the beneficiary may pay to us any amount that would otherwise be deducted from the Death Benefit. A certificate will be provided to the payee describing the payment option selected.

The amounts payable under a payment option are paid from the Fixed Account. These amounts are not based on the investment experience of the Variable Account. The amounts payable under these options, for each $1,000 applied, will be:

(a) the rate per $1,000 of benefit based on our non-guaranteed current benefit option rates for this class of Contracts, or

(b) the rate in your Contract for the applicable benefit option, whichever is greater.

If you choose a benefit option, the Beneficiary may, when filing a proof of claim, pay us any amount that otherwise would be deducted from the proceeds.

OPTION A: BENEFITS FOR A SPECIFIED NUMBER OF YEARS -- We will make equal payments for any selected number of years up to 30 years. These payments may be made annually, semi-annually, quarterly or monthly, whichever you choose.

OPTION B: LIFETIME MONTHLY BENEFIT -- Benefits are based on the age of the person who receives the money (called the payee) on the date the first payment will be made. You may choose one of the three following options to specify when benefits will cease:

    - when the payee dies with no further benefits due (Life Annuity);

    - when the payee dies but not before the total benefit payments made by us equals the amount applied under this option (Life Annuity with Installment Refund); or

    - when the payee dies but not before 10 years have elapsed from the date of the first payment (Life Annuity with payments Guaranteed for 10 years).

OPTION C: INTEREST BENEFITS -- We will pay interest at a rate we determine each year. It will not be less than 3% per year. We will make payments annually, semi-annually, quarterly, or monthly, whichever is preferred. These benefits will stop when the amount left has been withdrawn. If the payee dies, any unpaid balance plus accrued interest will be paid in a lump sum.

OPTION D: BENEFITS FOR A SPECIFIED AMOUNT -- Interest will be credited to the unpaid balance and we will make payments until the unpaid balance is gone. We will credit interest at a rate we determine each year, but not less than 3%. We will make payments annually, semi-annually, quarterly, or monthly, whichever is preferred. The benefit level chosen must provide for an annual benefit of at least 8% of the amount applied.

OPTION E: LIFETIME MONTHLY BENEFITS FOR TWO PAYEES -- We will pay a benefit jointly to two payees during their joint lifetime. After one payee dies, the benefits to the survivor will be:

    - the same as the original amount, or

    - in an amount equal to 2/3 of the original amount.

Benefits are based on the payees' ages on the date the first payment is due. Benefits will end when the second payee dies.

- SELECTION OF PAYMENT OPTIONS -- The amount applied under any one option for any one payee must be at least $5,000. The periodic payment for any one payee must be at least $50. Subject to the Contract Owner and Beneficiary provisions, any option selection may be changed before the Net Death Benefit become payable. If you make no selection, the Beneficiary may select an option when the Net Death Benefit becomes payable.

- If the amount of the monthly benefit under Option B for the age of the payee is the same for different periods certain, the payee will be entitled to the longest period certain for the payee's age.

- You may give the Beneficiary the right to change from Option C or D to any other option at any time. If Option C or D is chosen by the payee when this Contract becomes a claim, the payee may reserve the right to change to any other option. The payee who elects to change options must be the payee under the option selected.

ADDITIONAL DEPOSITS -- An additional deposit may be added to any proceeds when they are applied under Option B and E. We reserve the right to limit the amount of any additional deposit. We may levy a charge of no more than 3% on any additional deposits.

RIGHTS AND LIMITATIONS -- A payee has no right to assign any amount payable under any option, nor to demand a lump sum benefit in place of any amount payable under Options B or E. A payee will have the right to receive a lump sum in place of installments under Option A. The payee must provide us with a Written Request to reserve this right. If the right to receive a lump sum is exercised, we will determine the lump sum benefit at the same interest rates used to calculate the installments. The amount left under Option C and any unpaid balance under Option D, may be withdrawn only as noted in the Written Request selecting the option.

A corporate or fiduciary payee may select only Option A, C or D, subject to our approval.

PAYMENT DATES -- The first payment under any option, except Option C, will be due on the date this Contract matures, by death or otherwise, unless another date is designated. Benefits under Option C begin at the end of the first benefit period.

The last payment under any option will be made as stated in the option's description. However, if a payee under Options B or E dies before the due date of the second monthly payment, the amount applied, minus the first monthly payment, will be paid in a lump sum or under any option other than Option E. This payment will be made to the surviving payee under Option E or the succeeding payee under Option B.

BENEFIT RATES -- The Benefit Option Tables in your Contract show benefit amounts for Option A, B and E. If you choose one of these options, either within five years of the date of surrender or the date the proceeds are otherwise payable, we will apply either the benefit rates listed in the Tables, or the rates we use on the date the proceeds are paid, whichever is more favorable. Benefits that begin more than five years after that date, or as a result of additional deposits, will be based on the rates we use on the date the first benefit is due.

         APPENDIX D -- ILLUSTRATIONS OF DEATH BENEFIT, CONTRACT VALUES
                            AND ACCUMULATED PAYMENTS

The following tables illustrate the way in which a Contract's Death Benefit and Contract Value could vary over an extended period.

ASSUMPTIONS

The tables illustrate the following Contracts: a Contract issued to a male, age 55, under a standard underwriting class and qualifying for the non-tobacco user discount; a Contract issued on a unisex basis to an Insured, age 55, under a standard underwriting class and qualifying for the non-tobacco user discount; Second-to-Die Contract issued to a male, age 65, under a standard Underwriting Class and qualifying for the non-tobacco user discount and a female, age 65, under a standard Underwriting Class and qualifying for the non-tobacco user discount; and a Second-to-Die Contract issued on a unisex basis to two Insureds both age 65, under a standard Underwriting Class and qualifying for the non-tobacco user discount. The tables illustrate the guaranteed insurance protection rates and the current insurance protection rates as presently in effect.

The tables illustrate Contract Values based on the assumptions that no Contract loans have been made, that no partial withdrawals have been made, and that no more than 12 transfers have been made in any Contract year (so that no transaction or transfer charges have been incurred). On request, we will provide a comparable illustration based on the proposed Insured's age, sex, and Underwriting Class, and a specified payment.

The tables assume that the initial payment is allocated to and remains in the Variable Account for the entire period shown. They are based on hypothetical gross investment rates of return for the Fund (i.e., investment income and capital gains and losses, realized or unrealized) equal to constant gross annual rates of 0%, 6%, and 12%. The second column of the tables shows the amount that would accumulate if the initial payment was invested to earn interest (after taxes) at 5% compounded annually.

The Contract Values and Death Benefit would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below the averages for individual Contract years. The values would also be different depending on the allocation of the Contract's total Contract Value among the Sub-Accounts, if the rates of return averaged 0%, 6% or 12, but the rates of each Fund varied above and below the averages.

The hypothetical returns shown in the table do not reflect any charges for income taxes against the Variable Account since no charges are currently made. However, if in the future the charges are made, to produce illustrated Death Benefits and Contract Value, the gross annual investment rate of return would have to exceed 0%, 6% or 12% by a sufficient amount to cover the tax charges.

DEDUCTIONS FOR CHARGES

The amounts shown for the Death Proceeds and Contract Values take into account the deduction from payment for the tax expense charge, the Monthly Deductions from Contract Value (including the administrative charge (equivalent to 0.20% on an annual basis), and the distribution charge (equivalent to 0.90% on an annual basis, for the first ten Contract years only), and the daily charge against the Variable Account for mortality and expense risks (0.90% on an annual basis). In both the Current Cost of Insurance Charges illustrations and Guaranteed Cost of Insurance Charges illustrations, the Variable Account charges currently are equivalent to an effective annual rate of 0.90% of the average daily value of the assets in the Variable Account.

EXPENSES OF THE UNDERLYING FUNDS

The amounts shown in the tables also take into account the Underlying Fund advisory fees and operating expenses, which are assumed to be at an annual rate of 0.95% of the average daily net assets of the Underlying Fund. The actual fees and expenses of each Underlying Fund vary, and, in 1997, ranged from an annual rate of 0.35% to an annual rate of 2.00% of average daily net assets. The fees and expenses associated with the Contract may be more or less than 0.95% in the aggregate, depending upon how you make allocations of the Contract Value among the Sub-Accounts.

Until further notice, AFIMS has declared a voluntary expense limitation of 1.35% of average net assets for the Select Aggressive Growth Fund and Select Capital Appreciation Fund, 1.50% for the Select International Equity Fund, 1.25% for the Select Value Opportunity Fund, 1.20% for the Select Growth Fund, 1.10% for the Select Growth and Income, 1.00% for the Select Income Fund, and 0.60% for the Money Market Fund. The total operating expenses of these Funds of the Trust were less than their respective expense limitations in 1997. These limitations may be terminated at any time.

Until further notice, AFIMS has declared a voluntary expense limitation of 1.20% of average daily net assets for the Select Strategic Growth Fund. In addition, AFIMS has agreed to voluntarily waive its management fee to the extent that expenses of the Select Emerging Markets Fund exceed 2.00% of the Fund's average daily net assets, except that such waiver shall not exceed the net amount of management fees earned by AFIMS from the Fund after subtracting fees paid by AFIMS to a sub-adviser. These limitations may be terminated at any time.

NET ANNUAL RATES OF INVESTMENT

Taking into account the Separate Account mortality and expense risk charge of 0.90%, and the assumed 0.95% charge for Underlying Fund advisory fees and operating expenses, the gross annual rates of investment return of 0%, 6% and 12% correspond to net annual rates of -1.85%, 4.15% and 10.150%, respectively.

The hypothetical returns shown in the table do not reflect any charges for income taxes against the Separate Account since no charges are currently made. However, if in the future such charges are made, in order to produce illustrated death benefits and Contract Values, the gross annual investment rate of return would have to exceed 0%, 6% or 12% by a sufficient amount to cover the tax charges.

UPON REQUEST, THE COMPANY WILL PROVIDE A COMPARABLE ILLUSTRATION BASED UPON THE PROPOSED INSURED'S AGE AND UNDERWRITING CLASSIFICATION, AND THE REQUESTED FACE AMOUNT, SUM INSURED OPTION, AND RIDERS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                              ALLMERICA SELECT SPL

                                                           MALE NONSMOKER AGE 55
                                                 SPECIFIED FACE AMOUNT = $74,596

                       CURRENT COST OF INSURANCE CHARGES

         PREMIUMS            HYPOTHETICAL 0%                   HYPOTHETICAL 6%                      HYPOTHETICAL 12%
        PAID PLUS        GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN              GROSS INVESTMENT RETURN
         INTEREST    -------------------------------   --------------------------------   ------------------------------------
CONTRACT   AT 5%     SURRENDER   CONTRACT    DEATH     SURRENDER   CONTRACT     DEATH     SURRENDER     CONTRACT      DEATH
 YEAR    PER YEAR      VALUE      VALUE     BENEFIT      VALUE       VALUE     BENEFIT      VALUE        VALUE       BENEFIT
------  ----------   ---------   --------   --------   ---------   ---------   --------   ----------   ----------   ----------
  1        26,250      21,288     23,788     74,596      22,741      25,241     74,596       24,194       26,694        74,596
  2        27,563      20,665     22,978     74,596      23,557      25,870     74,596       26,621       28,934        74,596
  3        28,941      20,070     22,195     74,596      24,390      26,515     74,596       29,236       31,361        74,596
  4        30,388      19,501     21,439     74,596      25,238      27,175     74,596       32,055       33,993        74,596
  5        31,907      18,959     20,709     74,596      26,103      27,853     74,596       35,095       36,845        74,596

  6        33,502      18,441     20,003     74,596      26,984      28,547     74,596       38,374       39,937        74,596
  7        35,178      18,134     19,322     74,596      28,071      29,258     74,596       42,100       43,288        74,596
  8        36,936      17,851     18,663     74,596      29,175      29,987     74,596       46,107       46,920        74,596
  9        38,783      17,653     18,028     74,596      30,360      30,735     74,596       50,482       50,857        74,596

  10       40,722      17,413     17,413     74,596      31,501      31,501     74,596       55,124       55,124        80,481
  11       42,758      17,006     17,006     74,596      32,643      32,643     74,596       60,411       60,411        88,200
  12       44,896      16,609     16,609     74,596      33,827      33,827     74,596       66,205       66,205        96,659
  13       47,141      16,220     16,220     74,596      35,053      35,053     74,596       72,554       72,554       105,929
  14       49,498      15,841     15,841     74,596      36,324      36,324     74,596       79,512       79,512       116,088

  15       51,973      15,471     15,471     74,596      37,642      37,642     74,596       87,138       87,138       127,221
  16       54,572      15,109     15,109     74,596      39,007      39,007     74,596       95,494       95,494       139,422
  17       57,300      14,756     14,756     74,596      40,421      40,421     74,596      104,653      104,653       152,793
  18       60,165      14,411     14,411     74,596      41,887      41,887     74,596      114,689      114,689       167,446
  19       63,174      14,074     14,074     74,596      43,406      43,406     74,596      125,688      125,688       183,505
  20       66,332      13,745     13,745     74,596      44,980      44,980     74,596      137,742      137,742       201,104

Age 60     31,907      18,959     20,709     74,596      26,103      27,853     74,596       35,095       36,845        74,596
Age 65     40,722      17,413     17,413     74,596      31,501      31,501     74,596       55,124       55,124        80,481
Age 70     51,973      15,471     15,471     74,596      37,642      37,642     74,596       87,138       87,138       127,221
Age 75     66,332      13,745     13,745     74,596      44,980      44,980     74,596      137,742      137,742       201,104

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                              ALLMERICA SELECT SPL

                                                           MALE NONSMOKER AGE 55
                                                 SPECIFIED FACE AMOUNT = $74,596

                      GUARANTEED COST OF INSURANCE CHARGES

         PREMIUMS             HYPOTHETICAL 0%                    HYPOTHETICAL 6%                     HYPOTHETICAL 12%
        PAID PLUS         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN
         INTEREST    ---------------------------------   -------------------------------   ------------------------------------
CONTRACT   AT 5%     SURRENDER   CONTRACT      DEATH     SURRENDER   CONTRACT    DEATH     SURRENDER     CONTRACT      DEATH
 YEAR    PER YEAR      VALUE       VALUE      BENEFIT      VALUE      VALUE     BENEFIT      VALUE        VALUE       BENEFIT
------  ----------   ---------   ---------   ---------   ---------   --------   --------   ----------   ----------   ----------
  1        26,250      21,029      23,529      74,596      22,483     24,983     74,596       23,938       26,438        74,596
  2        27,563      20,094      22,407      74,596      22,994     25,307     74,596       26,069       28,382        74,596
  3        28,941      19,131      21,256      74,596      23,470     25,595     74,596       28,350       30,475        74,596
  4        30,388      18,138      20,075      74,596      23,910     25,847     74,596       30,799       32,736        74,596
  5        31,907      17,100      18,850      74,596      24,300     26,050     74,596       33,428       35,178        74,596

  6        33,502      16,015      17,578      74,596      24,640     26,203     74,596       36,261       37,824        74,596
  7        35,178      15,055      16,242      74,596      25,103     26,291     74,596       39,507       40,694        74,596
  8        36,936      14,022      14,834      74,596      25,493     26,306     74,596       43,004       43,817        74,596
  9        38,783      12,960      13,335      74,596      25,857     26,232     74,596       46,847       47,222        74,596
  10       40,722      11,719      11,719      74,596      26,047     26,047     74,596       50,944       50,944        74,596

  11       42,758      10,078      10,078      74,596      25,986     25,986     74,596       55,477       55,477        80,996
  12       44,896       8,275       8,275      74,596      25,800     25,800     74,596       60,347       60,347        88,107
  13       47,141       6,286       6,286      74,596      25,468     25,468     74,596       65,565       65,565        95,725
  14       49,498       4,081       4,081      74,596      24,966     24,966     74,596       71,140       71,140       103,865
  15       51,973       1,628       1,628      74,596      24,266     24,266     74,596       77,078       77,078       112,534

  16       54,572           0           0      74,596      23,324     23,324     74,596       83,374       83,374       121,726
  17       57,300           0           0      74,596      22,080     22,080     74,596       90,009       90,009       131,413
  18       60,165           0           0      74,596      20,471     20,471     74,596       96,963       96,963       141,566
  19       63,174           0           0      74,596      18,402     18,402     74,596      104,189      104,189       152,116
  20       66,332           0           0      74,596      15,776     15,776     74,596      111,644      111,644       163,000

Age 60     31,907      17,100      18,850      74,596      24,300     26,050     74,596       33,428       35,178        74,596
Age 65     40,722      11,719      11,719      74,596      26,047     26,047     74,596       50,944       50,944        74,596
Age 70     51,973       1,628       1,628      74,596      24,266     24,266     74,596       77,078       77,078       112,534
Age 75     66,332           0           0      74,596      15,776     15,776     74,596      111,644      111,644       163,000

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                              ALLMERICA SELECT SPL

                                                         UNISEX NONSMOKER AGE 55
                                                 SPECIFIED FACE AMOUNT = $76,948

                       CURRENT COST OF INSURANCE CHARGES

         PREMIUMS              HYPOTHETICAL 0%                   HYPOTHETICAL 6%                        HYPOTHETICAL 12%
        PAID PLUS          GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN
         INTEREST      -------------------------------   --------------------------------     ------------------------------------
CONTRACT   AT 5%       SURRENDER   CONTRACT    DEATH     SURRENDER   CONTRACT     DEATH       SURRENDER     CONTRACT      DEATH
 YEAR    PER YEAR        VALUE      VALUE     BENEFIT      VALUE       VALUE     BENEFIT        VALUE        VALUE       BENEFIT
------  ----------     ---------   --------   --------   ---------   ---------   --------     ----------   ----------   ----------
  1        26,250        21,288     23,788     76,948      22,741      25,241     76,948         24,194       26,694        76,948
  2        27,563        20,665     22,978     76,948      23,557      25,870     76,948         26,621       28,934        76,948
  3        28,941        20,070     22,195     76,948      24,390      26,515     76,948         29,236       31,361        76,948
  4        30,388        19,501     21,439     76,948      25,238      27,175     76,948         32,055       33,993        76,948
  5        31,907        18,959     20,709     76,948      26,103      27,853     76,948         35,095       36,845        76,948

  6        33,502        18,441     20,003     76,948      26,984      28,547     76,948         38,374       39,937        76,948
  7        35,178        18,134     19,322     76,948      28,071      29,258     76,948         42,100       43,288        76,948
  8        36,936        17,851     18,663     76,948      29,175      29,987     76,948         46,107       46,920        76,948
  9        38,783        17,653     18,028     76,948      30,360      30,735     76,948         50,482       50,857        76,948
  10       40,722        17,413     17,413     76,948      31,501      31,501     76,948         55,124       55,124        80,481

  11       42,758        17,006     17,006     76,948      32,643      32,643     76,948         60,411       60,411        88,200
  12       44,896        16,609     16,609     76,948      33,827      33,827     76,948         66,205       66,205        96,659
  13       47,141        16,220     16,220     76,948      35,053      35,053     76,948         72,554       72,554       105,929
  14       49,498        15,841     15,841     76,948      36,324      36,324     76,948         79,512       79,512       116,088
  15       51,973        15,471     15,471     76,948      37,642      37,642     76,948         87,138       87,138       127,221

  16       54,572        15,109     15,109     76,948      39,007      39,007     76,948         95,494       95,494       139,422
  17       57,300        14,756     14,756     76,948      40,421      40,421     76,948        104,653      104,653       152,793
  18       60,165        14,411     14,411     76,948      41,887      41,887     76,948        114,689      114,689       167,446
  19       63,174        14,074     14,074     76,948      43,406      43,406     76,948        125,688      125,688       183,505
  20       66,332        13,745     13,745     76,948      44,980      44,980     76,948        137,742      137,742       201,104

Age 60     31,907        18,959     20,709     76,948      26,103      27,853     76,948         35,095       36,845        76,948
Age 65     40,722        17,413     17,413     76,948      31,501      31,501     76,948         55,124       55,124        80,481
Age 70     51,973        15,471     15,471     76,948      37,642      37,642     76,948         87,138       87,138       127,221
Age 75     66,332        13,745     13,745     76,948      44,980      44,980     76,948        137,742      137,742       201,104

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                              ALLMERICA SELECT SPL

                                                         UNISEX NONSMOKER AGE 55
                                                 SPECIFIED FACE AMOUNT = $76,948

                      GUARANTEED COST OF INSURANCE CHARGES

         PREMIUMS            HYPOTHETICAL 0%                   HYPOTHETICAL 6%                   HYPOTHETICAL 12%
        PAID PLUS        GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN
         INTEREST    -------------------------------   -------------------------------   --------------------------------
CONTRACT   AT 5%     SURRENDER   CONTRACT    DEATH     SURRENDER   CONTRACT    DEATH     SURRENDER   CONTRACT     DEATH
 YEAR    PER YEAR      VALUE      VALUE     BENEFIT      VALUE      VALUE     BENEFIT      VALUE       VALUE     BENEFIT
------  ----------   ---------   --------   --------   ---------   --------   --------   ---------   ---------   --------
  1        26,250      21,029     23,529     76,948      22,483     24,983     76,948      23,937      26,437      76,948
  2        27,563      20,092     22,405     76,948      22,991     25,304     76,948      26,065      28,377      76,948
  3        28,941      19,139     21,264     76,948      23,475     25,600     76,948      28,350      30,475      76,948
  4        30,388      18,153     20,091     76,948      23,920     25,857     76,948      30,801      32,739      76,948
  5        31,907      17,135     18,885     76,948      24,325     26,075     76,948      33,439      35,189      76,948

  6        33,502      16,074     17,637     76,948      24,684     26,247     76,948      36,282      37,844      76,948
  7        35,178      15,143     16,331     76,948      25,170     26,357     76,948      39,535      40,723      76,948
  8        36,936      14,144     14,956     76,948      25,586     26,398     76,948      43,040      43,852      76,948
  9        38,783      13,121     13,496     76,948      25,979     26,354     76,948      46,885      47,260      76,948
  10       40,722      11,930     11,930     76,948      26,208     26,208     76,948      50,983      50,983      76,948

  11       42,758      10,347     10,347     76,948      26,190     26,190     76,948      55,549      55,549      81,102
  12       44,896       8,617      8,617     76,948      26,058     26,058     76,948      60,479      60,479      88,300
  13       47,141       6,716      6,716     76,948      25,792     25,792     76,948      65,774      65,774      96,030
  14       49,498       4,624      4,624     76,948      25,373     25,373     76,948      71,450      71,450     104,317
  15       51,973       2,302      2,302     76,948      24,771     24,771     76,948      77,512      77,512     113,168

  16       54,572           0          0     76,948      23,935     23,935     76,948      83,954      83,954     122,573
  17       57,300           0          0     76,948      22,829     22,829     76,948      90,776      90,776     132,533
  18       60,165           0          0     76,948      21,401     21,401     76,948      97,968      97,968     143,033
  19       63,174           0          0     76,948      19,563     19,563     76,948     105,490     105,490     154,016
  20       66,332           0          0     76,948      17,222     17,222     76,948     113,302     113,302     165,420

Age 60     31,907      17,135     18,885     76,948      24,325     26,075     76,948      33,439      35,189      76,948
Age 65     40,722      11,930     11,930     76,948      26,208     26,208     76,948      50,983      50,983      76,948
Age 70     51,973       2,302      2,302     76,948      24,771     24,771     76,948      77,512      77,512     113,168
Age 75     66,332           0          0     76,948      17,222     17,222     76,948     113,302     113,302     165,420

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                              ALLMERICA SELECT SPL

                                                           MALE NONSMOKER AGE 65
                                                         FEMALE NONSMOKER AGE 65
                                                 SPECIFIED FACE AMOUNT = $73,207

                       CURRENT COST OF INSURANCE CHARGES

         PREMIUMS            HYPOTHETICAL 0%                   HYPOTHETICAL 6%                      HYPOTHETICAL 12%
        PAID PLUS        GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN              GROSS INVESTMENT RETURN
         INTEREST    -------------------------------   --------------------------------   ------------------------------------
CONTRACT   AT 5%     SURRENDER   CONTRACT    DEATH     SURRENDER   CONTRACT     DEATH     SURRENDER     CONTRACT      DEATH
 YEAR    PER YEAR      VALUE      VALUE     BENEFIT      VALUE       VALUE     BENEFIT      VALUE        VALUE       BENEFIT
------  ----------   ---------   --------   --------   ---------   ---------   --------   ----------   ----------   ----------
  1        26,250      21,416     23,916     73,207      22,877      25,377     73,207       24,339       26,839        73,207
  2        27,563      20,876     23,189     73,207      23,803      26,115     73,207       26,903       29,215        73,207
  3        28,941      20,341     22,466     73,207      24,721      26,846     73,207       29,644       31,769        73,207
  4        30,388      19,828     21,766     73,207      25,661      27,598     73,207       32,600       34,538        73,207
  5        31,907      19,338     21,088     73,207      26,621      28,371     73,207       35,798       37,548        73,207

  6        33,502      18,868     20,430     73,207      27,603      29,165     73,207       39,259       40,821        73,207
  7        35,178      18,606     19,794     73,207      28,795      29,982     73,207       43,192       44,379        73,207
  8        36,936      18,364     19,177     73,207      30,009      30,822     73,207       47,435       48,248        73,207
  9        38,783      18,204     18,579     73,207      31,310      31,685     73,207       52,078       52,453        76,582
  10       40,722      18,000     18,000     73,207      32,572      32,572     73,207       57,026       57,026        83,257

  11       42,758      17,615     17,615     73,207      33,821      33,821     73,207       62,620       62,620        91,425
  12       44,896      17,237     17,237     73,207      35,117      35,117     73,207       68,763       68,763       100,393
  13       47,141      16,868     16,868     73,207      36,463      36,463     73,207       75,508       75,508       110,242
  14       49,498      16,507     16,507     73,207      37,861      37,861     73,207       82,915       82,915       121,056
  15       51,973      16,153     16,153     73,207      39,313      39,313     73,207       91,049       91,049       132,932

  16       54,572      15,807     15,807     73,207      40,820      40,820     73,207       99,981       99,981       145,972
  17       57,300      15,468     15,468     73,207      42,385      42,385     73,207      109,789      109,789       160,292
  18       60,165      15,137     15,137     73,207      44,010      44,010     73,207      120,559      120,559       176,016
  19       63,174      14,813     14,813     73,207      45,697      45,697     73,207      132,386      132,386       193,283
  20       66,332      14,495     14,495     73,207      47,449      47,449     73,207      145,373      145,373       212,244

Age 70     31,907      19,338     21,088     73,207      26,621      28,371     73,207       35,798       37,548        73,207
Age 75     40,722      18,000     18,000     73,207      32,572      32,572     73,207       57,026       57,026        83,257

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                              ALLMERICA SELECT SPL

                                                           MALE NONSMOKER AGE 65
                                                         FEMALE NONSMOKER AGE 65
                                                 SPECIFIED FACE AMOUNT = $73,207

                      GUARANTEED COST OF INSURANCE CHARGES

         PREMIUMS            HYPOTHETICAL 0%                   HYPOTHETICAL 6%                      HYPOTHETICAL 12%
        PAID PLUS        GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN              GROSS INVESTMENT RETURN
         INTEREST    -------------------------------   --------------------------------   ------------------------------------
CONTRACT   AT 5%     SURRENDER   CONTRACT    DEATH     SURRENDER   CONTRACT     DEATH     SURRENDER     CONTRACT      DEATH
 YEAR    PER YEAR      VALUE      VALUE     BENEFIT      VALUE       VALUE     BENEFIT      VALUE        VALUE       BENEFIT
------  ----------   ---------   --------   --------   ---------   ---------   --------   ----------   ----------   ----------
  1        26,250      21,416     23,916     73,207      22,877      25,377     73,207       24,339       26,839        73,207
  2        27,563      20,876     23,189     73,207      23,803      26,115     73,207       26,903       29,215        73,207
  3        28,941      20,310     22,435     73,207      24,708      26,833     73,207       29,644       31,769        73,207
  4        30,388      19,709     21,646     73,207      25,585      27,523     73,207       32,574       34,511        73,207
  5        31,907      19,059     20,809     73,207      26,425      28,175     73,207       35,709       37,459        73,207

  6        33,502      18,346     19,908     73,207      27,214      28,777     73,207       39,068       40,630        73,207
  7        35,178      17,735     18,922     73,207      28,125      29,312     73,207       42,856       44,044        73,207
  8        36,936      17,011     17,824     73,207      28,947      29,759     73,207       46,912       47,725        73,207
  9        38,783      16,203     16,578     73,207      29,716      30,091     73,207       51,326       51,701        75,483
  10       40,722      15,142     15,142     73,207      30,275      30,275     73,207       55,933       55,933        81,663

  11       42,758      13,598     13,598     73,207      30,560      30,560     73,207       60,938       60,938        88,970
  12       44,896      11,747     11,747     73,207      30,640      30,640     73,207       66,237       66,237        96,706
  13       47,141       9,525      9,525     73,207      30,473      30,473     73,207       71,807       71,807       104,838
  14       49,498       6,853      6,853     73,207      30,006      30,006     73,207       77,613       77,613       113,315
  15       51,973       3,625      3,625     73,207      29,165      29,165     73,207       83,604       83,604       122,062

  16       54,572           0          0     73,207      27,854      27,854     73,207       89,706       89,706       130,970
  17       57,300           0          0     73,207      25,936      25,936     73,207       95,816       95,816       139,891
  18       60,165           0          0     73,207      23,221      23,221     73,207      101,802      101,802       148,630
  19       63,174           0          0     73,207      19,454      19,454     73,207      107,505      107,505       156,957
  20       66,332           0          0     73,207      14,286      14,286     73,207      112,753      112,753       164,619

Age 70     31,907      19,059     20,809     73,207      26,425      28,175     73,207       35,709       37,459        73,207
Age 75     40,722      15,142     15,142     73,207      30,275      30,275     73,207       55,933       55,933        81,663

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                              ALLMERICA SELECT SPL

                                                         UNISEX NONSMOKER AGE 65
                                                         UNISEX NONSMOKER AGE 65
                                                 SPECIFIED FACE AMOUNT = $72,969

                       CURRENT COST OF INSURANCE CHARGES

         PREMIUMS            HYPOTHETICAL 0%                   HYPOTHETICAL 6%                      HYPOTHETICAL 12%
        PAID PLUS        GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN              GROSS INVESTMENT RETURN
         INTEREST    -------------------------------   --------------------------------   ------------------------------------
CONTRACT   AT 5%     SURRENDER   CONTRACT    DEATH     SURRENDER   CONTRACT     DEATH     SURRENDER     CONTRACT      DEATH
 YEAR    PER YEAR      VALUE      VALUE     BENEFIT      VALUE       VALUE     BENEFIT      VALUE        VALUE       BENEFIT
------  ----------   ---------   --------   --------   ---------   ---------   --------   ----------   ----------   ----------
  1        26,250      21,416     23,916     72,969      22,877      25,377     72,969       24,338       26,838        72,969
  2        27,563      20,874     23,186     72,969      23,800      26,113     72,969       26,901       29,213        72,969
  3        28,941      20,339     22,464     72,969      24,719      26,844     72,969       29,639       31,764        72,969
  4        30,388      19,826     21,764     72,969      25,658      27,596     72,969       32,595       34,532        72,969
  5        31,907      19,336     21,086     72,969      26,619      28,369     72,969       35,792       37,542        72,969

  6        33,502      18,866     20,428     72,969      27,600      29,163     72,969       39,252       40,815        72,969
  7        35,178      18,604     19,792     72,969      28,792      29,979     72,969       43,185       44,372        72,969
  8        36,936      18,362     19,175     72,969      30,006      30,819     72,969       47,428       48,240        72,969
  9        38,783      18,202     18,577     72,969      31,307      31,682     72,969       52,070       52,445        76,570
  10       40,722      17,998     17,998     72,969      32,569      32,569     72,969       57,017       57,017        83,244

  11       42,758      17,613     17,613     72,969      33,818      33,818     72,969       62,610       62,610        91,410
  12       44,896      17,236     17,236     72,969      35,114      35,114     72,969       68,752       68,752       100,378
  13       47,141      16,866     16,866     72,969      36,460      36,460     72,969       75,496       75,496       110,224
  14       49,498      16,505     16,505     72,969      37,858      37,858     72,969       82,902       82,902       121,037
  15       51,973      16,151     16,151     72,969      39,310      39,310     72,969       91,035       91,035       132,911

  16       54,572      15,805     15,805     72,969      40,817      40,817     72,969       99,965       99,965       145,949
  17       57,300      15,467     15,467     72,969      42,381      42,381     72,969      109,772      109,772       160,267
  18       60,165      15,136     15,136     72,969      44,006      44,006     72,969      120,540      120,540       175,989
  19       63,174      14,811     14,811     72,969      45,693      45,693     72,969      132,365      132,365       193,253
  20       66,332      14,494     14,494     72,969      47,445      47,445     72,969      145,350      145,350       212,211

Age 70     31,907      19,336     21,086     72,969      26,619      28,369     72,969       35,792       37,542        72,969
Age 75     40,722      17,998     17,998     72,969      32,569      32,569     72,969       57,017       57,017        83,244

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                              ALLMERICA SELECT SPL

                                                         UNISEX NONSMOKER AGE 65
                                                         UNISEX NONSMOKER AGE 65
                                                 SPECIFIED FACE AMOUNT = $72,969

                      GUARANTEED COST OF INSURANCE CHARGES

         PREMIUMS            HYPOTHETICAL 0%                   HYPOTHETICAL 6%                      HYPOTHETICAL 12%
        PAID PLUS        GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN              GROSS INVESTMENT RETURN
         INTEREST    -------------------------------   --------------------------------   ------------------------------------
CONTRACT   AT 5%     SURRENDER   CONTRACT    DEATH     SURRENDER   CONTRACT     DEATH     SURRENDER     CONTRACT      DEATH
 YEAR    PER YEAR      VALUE      VALUE     BENEFIT      VALUE       VALUE     BENEFIT      VALUE        VALUE       BENEFIT
------  ----------   ---------   --------   --------   ---------   ---------   --------   ----------   ----------   ----------
  1        26,250      21,416     23,916     72,969      22,877      25,377     72,969       24,338       26,838        72,969
  2        27,563      20,874     23,186     72,969      23,800      26,113     72,969       26,901       29,213        72,969
  3        28,941      20,305     22,430     72,969      24,703      26,828     72,969       29,638       31,763        72,969
  4        30,388      19,698     21,636     72,969      25,575      27,512     72,969       32,564       34,501        72,969
  5        31,907      19,041     20,791     72,969      26,407      28,157     72,969       35,693       37,443        72,969

  6        33,502      18,316     19,878     72,969      27,185      28,748     72,969       39,041       40,604        72,969
  7        35,178      17,689     18,876     72,969      28,081      29,268     72,969       42,818       44,005        72,969
  8        36,936      16,948     17,761     72,969      28,887      29,699     72,969       46,862       47,674        72,969
  9        38,783      16,119     16,494     72,969      29,637      30,012     72,969       51,261       51,636        75,389
  10       40,722      15,035     15,035     72,969      30,175      30,175     72,969       55,851       55,851        81,543

  11       42,758      13,465     13,465     72,969      30,435      30,435     72,969       60,834       60,834        88,817
  12       44,896      11,586     11,586     72,969      30,489      30,489     72,969       66,107       66,107        96,516
  13       47,141       9,336      9,336     72,969      30,295      30,295     72,969       71,648       71,648       104,606
  14       49,498       6,636      6,636     72,969      29,800      29,800     72,969       77,423       77,423       113,038
  15       51,973       3,384      3,384     72,969      28,933      28,933     72,969       83,383       83,383       121,739

  16       54,572           0          0     72,969      27,597      27,597     72,969       89,454       89,454       130,603
  17       57,300           0          0     72,969      25,657      25,657     72,969       95,539       95,539       139,487
  18       60,165           0          0     72,969      22,927      22,927     72,969      101,507      101,507       148,200
  19       63,174           0          0     72,969      19,152      19,152     72,969      107,202      107,202       156,515
  20       66,332           0          0     72,969      13,989      13,989     72,969      112,457      112,457       164,188

Age 70     31,907      19,041     20,791     72,969      26,407      28,157     72,969       35,693       37,443        72,969
Age 75     40,722      15,035     15,035     72,969      30,175      30,175     72,969       55,851       55,851        81,543

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY. THEY ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. INVESTMENT RESULTS WILL DEPEND ON INVESTMENT ALLOCATIONS AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THESE HYPOTHETICAL INVESTMENT RATES OF RETURN MAY NOT BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD.

PART II

UNDERTAKING TO FILE REPORTS
---------------------------

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING
--------------------

Article VIII of Registrant's Bylaws provides: Each Director and each Officer of the Corporation, whether or not in office, (and his executors or administrators), shall be indemnified or reimbursed by the Corporation against all expenses actually and necessarily incurred by him in the defense or reasonable settlement of any action, suit, or proceeding in which he is made a party by reason of his being or having been a Director or Officer of the Corporation, including any sums paid in settlement or to discharge judgment, except in relation to matters as to which he shall be finally adjudged in such action, suit, or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director or Officer; and the foregoing right of indemnification or reimbursement shall not affect any other rights to which he may be entitled under the Articles of Incorporation, any statute, bylaw, agreement, vote of stockholders, or otherwise.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATIONS PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940
-------------------------------------------------------------------------------

The Company hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

          CONTENTS OF THE REGISTRATION STATEMENT
          --------------------------------------

This registration statement comprises the following papers and documents:

The facing sheet.
Cross-reference to items required by Form N-8B-2.
The prospectus consisting of ____ pages.
The undertaking to file reports.
The undertaking pursuant to Rule 484 under the Securities Act of 1933. Representations Pursuant to Section 26(e) of the Investment Company Act of 1940

The Company hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

The signatures.

Written consents of the following persons:

     1.   PricewaterhouseCoopers LLP
     2.   Opinion of Counsel
     3.   Actuarial Consent

The following exhibits:

EXHIBITS
--------

   1. Exhibit 1 (Exhibits required by paragraph A of the instructions to Form N-8B-2)

            (1) Certified copy of Resolutions of the Board of Directors of the Company of June 13, 1996 authorizing the establishment of the Allmerica Select Separate Account III was previously filed in the initial Registration Statement on Form S-6 of the Fulcrum
                 Variable Life Separate Account II (File No 333-15569) and is incorporated by reference herein.

            (2)  Not Applicable.

            (3)  (a)  Underwriting and Administrative Services Agreement between the Company and Allmerica Investments, Inc. was previously filed on April 15, 1998 in Post-Effective Amendment No. 5 of the registration statement on Form S-6 of Allmerica Select
                      Separate Account II (File No 33-83604) and is incorporated by reference herein.

                 (b) Registered Representatives/Agents Agreement was previously filed on April 15, 1998 in Post-Effective Amendment No. 5 of the registration statement on Form S-6 of Allmerica Select
                      Separate Account II (File No 33-83604) and is incorporated by reference herein.

                 (c) Compensation Schedule for the Allmerica Select SPL contract is filed herewith

            (4)  Not Applicable.

            (5)  (a)  Allmerica Select SPL Contract is  filed herewith.
                 (b)  Option To Accelerate Death Benefits Rider (Living Benefits
                      Rider) is filed herewith.
                 (c)  Section 1035 Rider is filed herewith.
                 (d)  Guaranteed Death Benefit Rider is filed herewith.

            (6) Articles of Incorporation and Bylaws, as amended, of the Company were previously filed on October 1, 1995 in Post-Effective
                 Amendment No. 1 of the registration statement on Form S-6 of Allmerica Select Separate Account II (File No 33-83604)

                 and are incorporated by reference herein.

            (7)  Not Applicable.

            (8)  (a)  Participation Agreement with Allmerica Investment Trust was previously filed on April 15, 1998 in Post-Effective
                      Amendment No. 5 of the registration statement on Form S-6 of Allmerica Select Separate Account II (File No 33-83604) and is incorporated by reference herein.

                 (b)  Participation Agreement with T. Rowe Price International
                      Series, Inc. was previously filed on April 15, 1998 in Post-Effective Amendment No. 5 of the registration statement on Form S-6 of Allmerica Select Separate Account II (File
                      No 33-83604) and is incorporated by reference herein.

                 (c)  Participation Agreement with Variable Insurance Products
                      Fund, as amended, was previously filed on April 15, 1998 in Post-Effective Amendment No. 5 of the registration statement on Form S-6 of Allmerica Select Separate Account II (File
                      No 33-83604) and is incorporated by reference herein.

                 (d)  Fidelity Service Agreement, effective as of November 1,
                      1995, was previously filed on April 30, 1996 in Post-Effective Amendment No. 2 of the registration statement on Form S-6 of Allmerica Select Separate Account II (File
                      No 33-83604) and is incorporated by reference herein.

                 (e) An Amendment to the Fidelity Service Agreement, effective as of January 1, 1997, was previously filed on May 1, 1997 in Post-Effective Amendment No. 3 of the registration statement on Form S-6 of Allmerica Select Separate Account II (File
                      No 33-83604) and is incorporated by reference herein.

                 (f) Fidelity Service Contract, effective as of January 1, 1997, was previously filed on May 1, 1997 in Post-Effective
                      Amendment No. 3 of the registration statement on Form S-6 of Allmerica Select Separate Account II (File No 33-83604) and is incorporated by reference herein.

                 (g)  Service Agreement with Rowe-Price Fleming International,
                      Inc. was previously filed on April 15, 1998 in Post-Effective Amendment No. 5 of the registration statement on Form S-6 of Allmerica Select Separate Account II (File
                      No 33-83604) and is incorporated by reference herein.

                 (h) BFDS Agreements for lockbox and mailroom services was previously filed on April 15, 1998 in Post-Effective
                      Amendment No. 5 of the registration statement on Form S-6 of Allmerica Select Separate Account II (File No 33-83604) and is incorporated by reference herein.

            (9)  Not Applicable.

           (10)  Application is filed herewith.

   2.       Policy and Policy riders are included in Exhibit 1(5) above.

   3.       Opinion of Counsel is filed herewith.

   4.       Not Applicable.

   5.       Not Applicable.

   6.       Actuarial Consent is filed herewith.

   7.       Procedures Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) under the
            1940 Act which includes conversion procedures pursuant to Rule 6e-3(T)(b)(13)(v)(B) is filed herewith.

   8.       Consent of Independent Accountants is filed herewith.
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

                               FORM S-6 EXHIBIT TABLE

Exhibit 1(3)(c)     Commission Schedule

Exhibit 1(5)(a)     Allmerica Select SPL Cntract

Exhibit 1(5)(b)     Option To Accelerate Death Benefits Rider (Living Benefits Rider)

Exhibit 1(5)(c)     Section 1035 Rider

Exhibit 1(5)(d)     Guaranteed Death Benefit Rider

Exhibit 1(10)       Application

Exhibit 3           Opinion of Counsel

Exhibit 6           Actuarial Consent

Exhibit 7           Procedures Memorandum

Exhibit 8           Consent of Independent Accountants